   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 9, 1996

                                                      REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                                CTA INCORPORATED
             (Exact name of registrant as specified in its charter)

                COLORADO                                    3761                                   84-0797618
      (State or other jurisdiction              (Primary Standard Industrial                    (I.R.S. Employer
   of incorporation or organization)            Classification Code Number)                   Identification No.)

                           --------------------------

                            6116 EXECUTIVE BOULEVARD
                           ROCKVILLE, MARYLAND 20852
                                 (301) 816-1200
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                           --------------------------

                             MR. GREGORY H. WAGNER
                                CTA INCORPORATED
                            6116 EXECUTIVE BOULEVARD
                           ROCKVILLE, MARYLAND 20852
                                 (301) 816-1200
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                           --------------------------

                                   COPIES TO:

           BRUCE R. KRAUS, ESQ.                       ANDREW R. KELLER, ESQ.
         WILLKIE FARR & GALLAGHER                   SIMPSON THACHER & BARTLETT
           ONE CITICORP CENTER                         425 LEXINGTON AVENUE
           153 EAST 53RD STREET                      NEW YORK, NEW YORK 10017
         NEW YORK, NEW YORK 10022                         (212) 455-2000
              (212) 821-8000

                           --------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _____________
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _____________
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                        PROPOSED MAXIMUM    PROPOSED MAXIMUM
             TITLE OF EACH CLASS OF                   AMOUNT TO BE     OFFERING PRICE PER  AGGREGATE OFFERING      AMOUNT OF
           SECURITIES TO BE REGISTERED               REGISTERED(1)          SHARE(2)            PRICE(2)        REGISTRATION FEE
Common Stock, $.01 par value.....................   3,450,000 shares         $16.00           $55,200,000           $19,035

(1) Includes 450,000 shares issuable upon exercise of the Underwriters' over-allotment options.

(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION
STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT
SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 Subject to Completion, dated September 9, 1996

PROSPECTUS

                                3,000,000 SHARES
                           [CTA (LOGO) INCORPORATED]

                                  COMMON STOCK
                                ----------------

    Of the 3,000,000 shares of Common Stock, par value $.01 per share (the "Common Stock"), of CTA INCORPORATED, a Colorado corporation (the "Company" or "CTA"), offered hereby, 2,400,000 shares are being offered initially in the United States and Canada by the U.S. Underwriters and 600,000 shares are being offered initially in Europe by the International Managers (together with the U.S. Underwriters, the "Underwriters"). Such offerings are referred to collectively as the "Offerings." See "Underwriting."

    Prior to these Offerings, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be
between $         and $         per share. See "Underwriting" for a discussion
of the factors considered in determining the initial public offering price. The initial public offering price and the underwriting discount and commission per share are identical for each of the Offerings. The Company intends to apply to trade the Common Stock on the Nasdaq National Market ("NNM") under the symbol "CTAI."
                             ---------------------

          THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.

    SEE "RISK FACTORS" BEGINNING AT PAGE 8.
                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
               THIS PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

                                                                       Underwriting
                                                                       Discounts and           Proceeds to
                                               Price to Public        Commissions(1)           Company(2)
Per Share.................................            $                      $                      $
Total(3)..................................            $                      $                      $

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting expenses estimated at $         payable by the Company.

(3) The Company has granted the U.S. Underwriters a 30-day option to purchase up to 360,000 additional shares on the same terms and conditions as set forth above solely to cover over-allotments, if any. The International Managers have been granted a similar option to purchase up to 90,000 additional shares solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discounts and
    Commissions and Proceeds to Company will be $         , $         and
    $         , respectively. See "Underwriting."
                             ---------------------

    The shares of Common Stock offered by this Prospectus are offered by the U.S. Underwriters subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the U.S. Underwriters and to certain further conditions. It is expected that delivery of the certificates for the shares will be made at the offices of
Lehman Brothers, in New York, New York, on or about       , 1996.
                             ---------------------
LEHMAN BROTHERS
                COWEN & COMPANY
                                                          LEGG MASON WOOD WALKER
                                                     INCORPORATED

        , 1996

                         [FRONT COVER FOLDOUT GRAPHICS]
                        CTA SPACE AND TELECOMMUNICATIONS

Weather Data Processing Systems
[Montage of large computers and computer generated weather map.]

Remote Environmental Sensors
[Photograph of sensors being built and technician.]

NASA Special Payloads
[Photograph of payloads under construction and two engineers.]

Satellite Command and Control
[Photograph of computer operator controlling satellites.]

Broadcast Control Facilities
[Photograph of broadcast control facilities.]

Weight Class:      50-150 lbs         150-300 lbs        300-1000 lbs       1000+ lbs

                   [Photograph of     [Photograph of     [Photograph of     [Photograph of
                   satellite]         satellite]         satellite]         satellite]

Spacecraft:        GLOMR,             REX(2),            STEP(5), COMET,    INDOSTAR-1*
                   TERCEL/SECS,       GEMstar-1(TM),     SSTI, CLARK*,
                   MICROSAT(7),       RADCAL             TSX-5*,
                   POGS, TEX, SCE,                       EarthWatch(2)*
                   MACSAT, CRO(3),
                   MightySat-1*

Orbit:             LEO                LEO                LEO                GEO

Attitute Control:  Gravity Gradient   Gravity Gradient,  3-axis             3-axis
                                      3-axis

Launch Vehicle:    Shuttle, Pegasus,  Scout, Pegasus     Pegasus XL,        Ariane IV
                   Atlas, Scout       XL, LLV-1          Conestoga,
                                                         LMLV-1, Taurus,
                                                         Cosmos

- ------------------------

*Currently Under Construction

                            ------------------------

IN CONNECTION WITH THE OFFERINGS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZATION, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                            ------------------------

                         [INSIDE FRONT COVER GRAPHICS]
                           CTA INFORMATION TECHNOLOGY

CTA HAS DEVELOPED ITS IT SKILLS OVER A WIDE RANGE OF SYSTEMS, CLIENTS, AND APPLICATION AREAS.

OVER $1 BILLION IN COMPLETED IT CONTRACTS

CIVIL AGENCIES
DOJ; TREASURY; GSA
SYSTEM INTEGRATION; CLIENT SERVER IMPLEMENTATION; ELECTRONIC DATA INTERCHANGE; GRAPHIC USER INTERFACE; INTERNET/INTRANET APPLICATIONS

[Photograph of computers and personnel.]

COMMAND AND CONTROL
USAF; BMDO
NETWORK DEVELOPMENT AND TEST; INFORMATION SYSTEM SECURITY; DATABASE ENGINEERING [Photograph of command control center, with large and small display screens and personnel.]

AIR TRAFFIC CONTROL
FAA
MAN-MACHINE INTERFACE; HUMAN FACTOR SIMULATION; ADVANCED COMMUNICATIONS SYSTEMS [Photograph of air traffic control tower and aircraft.]

COMMERCIAL
REYNOLDS METALS; USAA; MCI
MANUFACTURING PROCESS CONTROL; ELECTRONIC DOCUMENT MANAGEMENT
[Photograph of rolls of aluminuml]

AVIONICS
US NAVY
REALTIME SOFTWARE DEVELOPMENT; AVIONICS INTEGRATION AND TEST
[Photograph of fighter aircraft in flight, firing missile.]

SPACE
USAF; NASA
SATELLITE AND MISSION CONTROL; IMAGE PROCESSING
[Photograph of Hubble Telescope being repaired by Space Shuttle.]

LEGACY SYSTEMS
VA; FSS; USAF
YEAR 2000 CONVERSION; SOFTWARE UPGRADES
[Photograph of mainframe computers and systems engineer.]

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND THE NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS. THE INFORMATION IN THIS PROSPECTUS, UNLESS OTHERWISE INDICATED, DOES NOT GIVE EFFECT TO THE EXERCISE OF THE OVER-ALLOTMENT OPTIONS DESCRIBED UNDER "UNDERWRITING." SEE "GLOSSARY OF TERMS" FOR DEFINITIONS OF CERTAIN TERMS USED IN THIS PROSPECTUS. UNLESS THE CONTEXT OTHERWISE REQUIRES, REFERENCES TO "CTA" OR THE "COMPANY" REFER TO CTA INCORPORATED, A COLORADO CORPORATION, AND ITS SUBSIDIARIES, AND THEIR RESPECTIVE PREDECESSORS.

                                  THE COMPANY

    CTA designs, manufactures and integrates small communications and earth-sensing satellites, and provides advanced Information Technology ("IT") services, principally to government customers. The convergence of CTA's unique strengths in space, information systems and communications technologies has positioned the Company to address space-based communications markets as a turn-key provider of complete satellite systems and has opened opportunities for the Company as a wireless data service provider. In addition, the Company is well-positioned for continued growth in the civil and commercial IT services markets. During the past three years, CTA's total revenues have increased from $125.1 million in 1993 to $217.0 million in 1995. At June 30, 1996, the Company had total backlog of approximately $535 million.

SPACE AND TELECOMMUNICATIONS SYSTEMS

    CTA is the world's leading supplier of small low-earth orbit ("LEO") satellite systems and an emerging competitor in the market for small geosynchronous ("GEO") satellite systems. CTA has successfully designed, built and delivered 27 satellites over the past eleven years with seven additional satellites currently under construction. During the next twelve months, the Company is scheduled to deliver three commercial satellites, one satellite for the United States Air Force (the "Air Force") and one satellite for the National Aeronautics and Space Administration ("NASA"). During the past three years, Space and Telecommunications Systems revenues have increased from $32.9 million in 1993 to $107.6 million in 1995. CTA is currently preparing or has outstanding bids for six government and commercial satellite systems contracts with an estimated total value exceeding $1 billion.

    The Company's satellites perform a variety of commercial, scientific and military missions, including communications, direct broadcast services ("DBS") and space-based imaging. CTA satellites have a record of 100% mission success after reaching orbit. As a complete space systems manufacturer, the Company also designs and manufactures environmental monitoring sensors, advanced payloads for NASA, real time, high-speed processors for meteorological satellite data and mission control and other specialized ground data and communications systems.

    The Company has introduced a number of innovative designs and mission capabilities to satellite systems, including store-and-forward and handset-to-LEO satellite constellation communications. CTA's adaptable common satellite platform for the Air Force's five-satellite Space Test Experiments Platform ("STEP") program led directly to the Company's recent award of a $25 million prime contract for the Tri-Service Experiment Mission 5 ("TSX-5") satellite system, scheduled for launch in 1998. Additionally, CTA is building the Clark spacecraft, a high-performance remote sensing satellite, for NASA's Small Spacecraft Technology Initiative ("SSTI"), a key component of NASA's announced plan to develop "smaller, faster, cheaper" satellites. Based in part on this experience, the Company has designed and is currently manufacturing for EarthWatch, Inc. ("EarthWatch") the first commercial small satellite for high-precision remote sensing applications. In the DBS market, STARbus, the Company's three-axis stabilized small GEO platform, is the core of CTA's turn-key $127 million contract for INDOSTAR, a complete direct-to-home ("DTH") television system for Indonesia. The Company expects that the low cost and technical superiority of the flexible STARbus design, which is capable of generating up to 3.5 kilowatts of power, will enable the Company to adapt it to a variety of payloads and thereby capture additional market share in the growing small satellite segment of the commercial communications satellite industry.

    Advanced communications technologies, particularly digital signal compression, have enabled satellite systems to emerge as an economically attractive solution to the world's rapidly expanding communications needs. The attractive economics of space-based communications systems, driven by their expansive geographic coverage, has resulted in substantial growth in demand for satellites. The Company believes that demand for smaller satellites will increase even more rapidly, driven by their lower cost, faster cycle time from contract award to orbit and sharper mission focus. U.S. government agencies have recently been reorienting their satellite programs toward the use of small satellites in response to changing mission requirements and budget pressures, while demand for real-time information continues to expand. In addition, less developed countries and emerging communications businesses are beginning to evaluate small satellites as entry-level systems that address immediate communications needs quickly and inexpensively, while providing flexibility to add capacity and capabilities over time as demand evolves and technology advances.

INFORMATION TECHNOLOGY SERVICES

    The Company provides its customers with a full range of IT services, with emphasis on large-scale network integration and management, information systems security, mainframe to client/server migration, relational database engineering, electronic data interchange ("EDI") and real-time embedded computer systems. In addition to its strong technical and program management capabilities, the Company has established a reputation for customer satisfaction, as reflected in its 100% win rate when recompeting for contracts for which it is the incumbent and average award fee scores in excess of 90%. In 1992, the Company's acquisition of its space systems business ended its eligibility for government programs which assist small businesses, with the last significant contract awarded under these programs completed in early 1996. Since 1992, the Company has replaced contracts awarded under these programs with contracts awarded under full and open competition, growing the share of IT revenue derived from competitive awards from 19% in 1992 to an estimated 97% in 1996. Reflecting the success of this transition, CTA's IT revenues during this period increased from $92.1 million in 1993 to $109.4 million in 1995. CTA is currently preparing or has outstanding bids for 37 contracts with an estimated total value exceeding $1 billion.

    To date, substantially all of the Company's IT revenues have been derived from sales to various agencies of the U.S. government. Federal Sources, an independent market research firm, estimates that the total federal government IT support services market in 1996 will be $9 billion, growing at an annual rate of 6%. CTA has a strong base of military IT business, with a current contract base that includes $120 million in avionics systems integration and mission control software support contracts for the Naval Air Warfare Center ("NAWC") at China Lake, California and a $54 million network engineering and support contract for the Air Force's Electronic Systems Center at Hanscom Air Force Base.

    The Company has also broadened its IT business to include a substantial civil federal and state presence. CTA currently has major contracts with the Department of Justice ("DOJ"), the Federal Aviation Administration ("FAA"), the General Services Administration ("GSA") and the Treasury Department.

    The complex task of century date change software conversion (the "Year 2000 Conversion") of legacy mainframe software for critical applications, such as insurance benefits, motor vehicle registration and payroll systems, is emerging as a major opportunity for CTA. The Gartner Group has estimated that the Year 2000 Conversion opportunity from federal and state government agencies alone will exceed $38 billion over the next four years. The Company has established a leading position in federal and state government Year 2000 Conversions with a completed contract for the Department of Veterans Affairs Austin Automation Center and ongoing projects with the GSA and the Air Force. CTA has expanded its position with the recent award of a $22 million contract from the State of Nebraska for Year 2000 Conversion of all of the State's mainframe application software and databases. CTA is currently preparing or has outstanding bids for 16 contracts with an estimated total value of $363 million for federal and state Year 2000 Conversions.

    In addition, CTA is developing a commercial IT business through a series of strategic alliances with a number of specialized software companies to pursue turn-key solutions for manufacturing process control and electronic document management. These alliances combine specialized software applications with CTA's core competency in large-scale systems integration and recognized program management skills.

MOBILE INFORMATION AND COMMUNICATIONS SERVICES

    The Company is currently developing GEMtrak, an automated tracking and cargo status data system for unpowered mobile assets such as truck trailers, railcars and containers. A trucking industry source has estimated that there are 4.5 million truck trailers in the U.S. alone. The Company believes that GEMtrak will reduce trailer monitoring and rental costs, and offer fleet owners marketing and revenue enhancement opportunities by providing positive cargo track-and-trace, active manifest control, intrusion sensing and alert, remote asset status monitoring and enhanced asset utilization.

    The Company has completed the development of the hardware and software required to operate the system and to provide the information management reports to be used by the trailer fleet operators. The Company is negotiating reseller agreements with AT&T Wireless Services and RAM Mobile Data Systems to provide GEMtrak coverage over substantially all of the contiguous U.S. using those companies' established wireless data networks. The GEMtrak system is currently being beta tested by three different carriers, each in a different market segment. The Company expects to initiate several pilot programs over the next six to nine months under which several hundred units will be placed in service in each of several national trucking company fleets, with full commercial roll-out scheduled for the second half of 1997. The Company expects that the
GEMtrak trailer communication unit will be priced at between $         and
$       per unit, when purchased in volume, depending on its features, with
anticipated monthly service charges of between $      and $      per unit per
month, depending on the level of service selected.

                               BUSINESS STRATEGY

    Since its founding, the Company has focused on certain growing market niches in which its unique skills and capabilities provide significant competitive advantages. CTA has invested significant resources to establish strong positions in small satellites, network management and IT services, and intends to continue to invest selectively in future growth opportunities in its core space and IT businesses. The Company is also leveraging its expertise to enter into selected value-added wireless service opportunities. CTA is pursuing several strategies to achieve its objectives:

    GROWING SHARE OF SMALL SPACE SYSTEMS MARKET NICHE. To enhance its competitive position, CTA is combining its space, communications and IT capabilities to provide full turn-key satellite systems to its commercial customers, including delivery of the satellite on orbit, and the design, procurement and installation of all of the necessary ground control and communications equipment. CTA is focused on lowering the cost, shortening the cycle from contract award to launch and adding advanced technology to enable the Company to win an increasing share of the growing small satellite market. CTA has invested significant resources developing STARbus, a technologically advanced, multi-purpose satellite bus that can be configured to support DTH television, high-bandwidth data transmission or voice communications payloads. CTA has also entered into a marketing alliance with a leading satellite industry participant through which it intends to expand its market presence throughout the world.

    EXPANDING INTO TARGETED IT MARKETS. The Company believes that its long-term incumbent position as a key systems integrator for some of the nation's most complex information networks provides it with a substantial advantage in terms of technicial expertise and demonstrated past performance when competing for future awards from those customers, and believes that its Year 2000 Conversion initiative will provide the Company similar competitive advantages with respect to an even broader range of customers. In addition, the Company continually seeks to transfer the technical and marketing expertise it has developed over many years of successful competition in the Department of Defense ("DOD") DOD market to civil agencies that have similar IT systems needs such as NASA, the FAA and the Federal Bureau of Investigation ("FBI") and to market its experience supporting federal government functions to state government and commercial customers. CTA continues to establish strategic alliances with a number of small software providers to offer complete, turn-key systems solutions to commercial customers. The Company also intends to pursue strategic acquisitions to penetrate more rapidly the commercial market for IT services.

    PARTICIPATING IN VALUE-ADDED SERVICES LEVERAGING SPACE COMMUNICATIONS AND IT EXPERTISE. CTA expects to invest approximately $8 million developing and rolling out its GEMtrak business over the next two years to establish a terrestrial wireless data communications system to track untethered trailers and their cargo. CTA intends to use its IT expertise to work with its customers to customize the GEMtrak service and accelerate the roll-out across each customers' fleet. The Company anticipates that a second generation GEMtrak system will draw upon the Company's space systems expertise to expand the system's addressable market globally through GEMnet, a proposed LEO satellite constellation. To date, CTA has invested over $15 million in GEMtrak and GEMnet development. The Company is also participating in, and will seek to expand into, space-based communications services in partnership with its commercial satellite service customers such as PT MediaCitra Indostar and EarthWatch.

    CTA was incorporated in Colorado in 1979. The Company's principal executive office is located at 6116 Executive Boulevard, Rockville, Maryland 20852 and its telephone number is (301) 816-1200. CTA maintains a World Wide Web site at http://www.cta.com. The information contained in the Company's World Wide Web site should not be considered a part of this Prospectus.

                                 THE OFFERINGS

Common Stock offered for sale in the
  Offerings:
  U.S. Offering...............................  2,400,000 shares
  International Offering......................  600,000 shares
      Total Common Stock offered..............  3,000,000 shares(1)

Common Stock outstanding after the
  Offerings...................................  7,993,885 shares(1)(2)

Use of Proceeds...............................  For (i) development expenses and capital expenditures for the development of STARbus
                                                and INDOSTAR and the commercial roll-out of
                                                GEMtrak, (ii) the repayment of the Company's
                                                subordinated notes (the "Notes") and (iii)
                                                other capital expenditures and general
                                                corporate purposes. See "Use of Proceeds."

Proposed NNM symbol...........................  CTAI

- ------------------------

(1) Excludes 450,000 shares issuable upon exercise of the Underwriters' over-allotment options.

(2) Includes 433,259 shares of Common Stock to be issued upon the consummation of the Offerings to holders of the Notes in payment of contingent interest that will become payable as a result of the Offerings (the "Contingent Interest"). Excludes (i) 669,870 shares of Common Stock issuable upon the exercise of outstanding stock options having a weighted average exercise price of $9.37 per share and (ii) 377,274 shares of Common Stock reserved for future grants under the Company's 1991 Stock Option, Stock Purchase Right and Stock Bonus Plan (the "1991 Plan").

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                             SIX MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,                    JUNE 30,
                                          ------------------------------------------------  ------------------
                                            1991    1992(1)     1993      1994      1995      1995    1996(2)
                                          --------  --------  --------  --------  --------  --------  --------
INCOME STATEMENT DATA:
Contract revenues
  Information Technology Services.......  $ 94,698  $100,415  $ 92,133  $107,450  $109,361  $ 54,372  $ 49,727
  Space and Telecommunications
    Systems.............................        --    14,694    32,939    35,621    70,675    30,858    31,899
    Launch Support......................        --        --        --        --    36,971    17,622    19,065
  Mobile Information and Communication
    Services............................        --        --        --        --        --        --        --
                                          --------  --------  --------  --------  --------  --------  --------
    Total contract revenues.............    94,698   115,109   125,072   143,071   217,007   102,852   100,691
Operating profit (loss).................     5,902     7,596     7,309    11,613    10,235     4,317    (3,033)
Interest expense........................        82       461       992     3,627     4,116     1,692     2,304
Income (loss) from continuing
  operations............................     3,506     3,883     3,538     4,552     3,671     1,502    (3,042)
Income (loss) from discontinued
  operations, net of income taxes(3)....       355       490     1,012       (93)   (1,725)     (181)       --
                                          --------  --------  --------  --------  --------  --------  --------
Net income (loss).......................  $  3,861  $  4,373  $  4,550  $  4,459  $  1,946  $  1,321  $ (3,042)
                                          --------  --------  --------  --------  --------  --------  --------
                                          --------  --------  --------  --------  --------  --------  --------
EARNINGS (LOSS) PER SHARE:
  Continuing operations.................  $   0.76  $   0.82  $   0.75  $   0.95  $   0.78  $   0.31  $  (0.66)
  Discontinued operations...............      0.08      0.10      0.22     (0.02)    (0.37)    (0.04)       --
                                          --------  --------  --------  --------  --------  --------  --------
Earnings (loss) per share...............  $   0.84  $   0.92  $   0.97  $   0.93  $   0.41  $   0.27  $  (0.66)
                                          --------  --------  --------  --------  --------  --------  --------
                                          --------  --------  --------  --------  --------  --------  --------
Weighted average number of shares
  outstanding, including common stock
  equivalents...........................     4,597     4,750     4,689     4,783     4,709     4,827     4,593

                                                                                             JUNE 30, 1996
                                                                                      ---------------------------
                                                                                                    PRO FORMA
                                                                        DECEMBER 31,                    AS
                                                                            1995       ACTUAL     ADJUSTED(4)(5)
                                                                        ------------  ---------  ----------------
BALANCE SHEET DATA:
Cash and cash equivalents.............................................   $      235   $   6,504     $   32,404
Working capital.......................................................       19,713      14,590         43,063
Total assets..........................................................       91,530      95,053        122,636
Short-term debt.......................................................       17,074      20,000         20,000
Long-term debt........................................................       17,431      18,127            541
Total stockholders' equity............................................       28,773      25,461         70,630

- ------------------------

(1) In July 1992, the Company acquired a 79% interest in CTA Space Systems (formerly known as Defense Systems, Inc.) ("CTASS") for $10.3 million. In July 1994, the Company acquired the remaining CTASS common stock for $2.5 million, payable 50% in cash and 50% in Common Stock. The consolidated financial statements of the Company reflect the results of operations of CTASS since July 1992.

(2) Gives effect to a reduction in revenues and operating profit due to (i) a $2.8 million ($1.6 million after tax) charge related to a $6.7 million addition to reserves for estimates of potential cost increases at program completion on the INDOSTAR program and (ii) a $2.2 million ($1.3 million after tax) charge on the Eastern Zone contract.

(3) During 1995, the Company discontinued the operations of its Simulation Systems Division, which manufactured aircraft flight simulators for sale or lease, and sold its assets to a company principally owned by one of the Company's principal stockholders. Results of operations have been restated for the sale of the Simulation Systems Division. See "Certain Transactions" and Note 13 to the Consolidated Financial Statements.

(4) Gives effect to the issuance of 3,000,000 shares of Common Stock in the Offerings and the receipt of the estimated net proceeds of the Offerings, based on an assumed public offering price of $15.00 per share.

(5) Gives pro forma effect to the issuance of 433,259 shares of Common Stock to the holders of the Notes in payment of Contingent Interest upon consummation of the Offerings, which will result in a one-time interest expense in the fourth quarter of 1996 of $3.9 million ($2.2 million on an after-tax basis), based on an assumed public offering price of $15.00 per share.

                 STATEMENT REGARDING FORWARD-LOOKING DISCLOSURE

    Certain statements contained in this Prospectus, including in "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," including statements regarding space systems and IT market size and growth, conversion of backlog into revenues, the development of and market for GEMtrak, the expansion of CTA's civil government and commercial IT business, capital expenditures, international business development, and expenditures on GEMtrak, and other statements contained herein regarding matters that are not historical facts, are forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) and because such statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ include, but are not limited to, those discussed under "Risk Factors."

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING THE SHARES OF COMMON STOCK OFFERED HEREBY.

OPERATING RISKS

FLUCTUATIONS IN FINANCIAL RESULTS; RECENT AND ANTICIPATED OPERATING LOSSES

    The Company's operating results are subject to fluctuations due primarily to variations in the timing of awards and activities (such as milestone-dependent payments and revisions to cost estimates) under contracts with the U.S. government and the Company's commercial customers. Revenues recognized by the Company in each fiscal quarter fluctuate accordingly. In addition, revenues associated with the Company's procurement of launch services (including the procurement of launch vehicles and launch insurance and the provision of launch-related services) in connection with turn-key satellite contracts may cause significant fluctuations in quarterly revenues. Such fluctuations may have a material adverse effect on cash flow from operations in the periods in which they occur.

    The Company experienced an operating loss of $3.1 million for the six months ended June 30, 1996. The loss resulted primarily from a reduction in revenues and operating profit of $2.8 million ($1.6 million after tax) due to additions to reserves for estimates of potential cost increases at program completion on INDOSTAR and $2.2 million ($1.3 million after tax) due to changes in the estimated contract value on the Eastern Zone contract. In addition, the Company will issue 433,259 shares of Common Stock to the holders of the Notes upon the consummation of the Offerings in payment of Contingent Interest. As a result of the issuance of these shares, the Company will record a one-time interest expense in the fourth quarter of 1996 of approximately $3.9 million ($2.2 million after tax), based upon an assumed public offering price of $15.00 per share. This charge, when combined with the charges associated with INDOSTAR and the Eastern Zone contract, is expected to result in a net loss for 1996.

LIQUIDITY AND CAPITAL REQUIREMENTS

    The Company's future business requirements and growth plans will require significant additional capital. While the Company believes that working capital, cash flow from operations, available bank borrowings and the net proceeds of the Offerings will provide adequate funds for continued operations through the end of 1997, additional capital will be required to continue to fund its strategic initiatives of expanding Space and Telecommunications Systems and its Mobile Information and Communications Services businesses. Accordingly, the Company expects that it will need to incur additional indebtedness or raise additional equity capital to fund its anticipated growth.

    The timing of payments to the Company by customers under existing contracts may lead to fluctuations in annual and quarterly cash flows. Sales to foreign customers often entail the additional risk of slow or delayed payment for the Company's products or services. Any such delay by customers of the Company could have a material adverse effect on the Company's liquidity.

    The Company has entered into preliminary negotiations for a $50.0 million secured credit facility to replace its $32.0 million existing credit facility (the "Credit Facility"), which expires on December 9, 1996. There can be no assurance that upon expiration of the Credit Facility, the Company will be able to renew or replace the Credit Facility or that it will be able to enter into a new credit facility on the same or similar terms. The failure of the Company to renew its Credit Facility, or to obtain a replacement credit facility on terms favorable to the Company, could have a material adverse effect on the Company's liquidity and results of operations.

    As a result of the charges to earnings related to INDOSTAR and Eastern Zone, the Company was required to obtain waivers from its Credit Facility lender and the holders of the Notes. In the third quarter of 1996, the Company amended its Credit Facility to increase the available borrowings to $320 million and modify certain financial covenants. There can be no assurance that the Company will not sustain operating losses in future periods and be required to request additional covenant waivers under the terms of its Credit Facility and or a successor facility or covenants relating to future long-term debt, or that such waivers, if requested, would be granted. See "Management Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

CONCENTRATION OF CUSTOMERS

    Approximately 66%, 69%, 95% and 99% of the Company's total revenues for the six months ended June 30, 1996, and the years 1995, 1994 and 1993, respectively, were derived from contracts with the U.S. government (or as subcontractor to companies doing business with the U.S. government). Contracts funded by the DOD accounted for approximately 36%, 31%, 36% and 60% of the Company's total revenues in such periods, respectively. The Company believes that the success and development of its business will continue to be dependent upon its ability to participate in U.S. government contract programs. Accordingly, the Company's financial performance may be directly affected by changes in U.S. government contracting policies. See "Business--U.S. Government Contracting."

    In addition, the Company's INDOSTAR contract accounted for 30.6% of total revenues for the six months ended June 30, 1996 and 26.8% in 1995.

BACKLOG

    The Company's total backlog was approximately $535 million, $511 million, $453 million and $293 million at June 30, 1996 and December 31, 1995, 1994 and 1993, respectively. The Company's backlog is comprised of the unrealized portions of the Company's government contracts, government-related contracts and commercial contracts. Backlog for government and government-related contracts consists of both funded and unfunded backlog. Much of the Company's future revenue is dependent upon the eventual funding of its currently unfunded backlog. Unfunded government backlog comprised approximately 80% of total backlog at June 30, 1996, as compared to approximately 79% of total backlog at December 31, 1995. Commercial and other backlog comprised approximately 10% of total backlog at June 30, 1996 as compared to approximately 9% of total backlog at December 31, 1995. Approximately $30 million or 6% of total backlog at June 30, 1996 was related to the INDOSTAR contract. Because many of the Company's contracts are multi-year contracts, total backlog may include revenues expected to be realized several years into the future. Because there is no assurance that the unfunded portion of backlog will be funded, or that the amounts reflected in backlog will ultimately be paid, the Company's total backlog at June 30, 1996 may not be representative of future revenues. See "Business--Backlog."

DEPENDENCE ON THIRD PARTIES

    The Company depends significantly on other companies for the development, manufacture and timely delivery of various components, subsystems and products that are material to its business. The Company has not experienced material difficulty or delays in obtaining product components or necessary parts and equipment and believes that alternative sources of supply would be available, although increased costs could be incurred in securing alternative sources of supply. However, the failure of third parties to deliver the requisite product components, necessary parts or equipment on schedule, or the failure of third parties to perform at expected levels, could affect the Company's ability to discharge its obligations to its customers and, under certain circumstances, could have a material adverse effect on the Company's profitability and its ability to win future awards.

    The Company relies on various third parties for the design and construction of certain component parts of the INDOSTAR satellite. In the event such third parties are unable to perform their respective functions in accordance with the detailed schedule for the INDOSTAR project, the deployment and ultimate commercial operation of INDOSTAR may be delayed, which could have a material adverse effect on the Company's results of operations as well as on the Company's relationship with its customer and the prospects for similar follow-on business. The Company also has contracted with a third party for the launch of the INDOSTAR satellite. See "--Risks Associated With Satellite Launches."

    The Company has recorded the notes it received in consideration for the sale of the assets of its Simulation Systems Division at their principal amount of $2.2 million. A default in payment of these notes and an inability to realize the full principal amount thereof upon sale of their collateral could have a material adverse effect on the Company's results of operations in the quarter recorded.

COMPETITION

    The space systems manufacturing industry includes both foreign and U.S. commercial and governmental entities and is becoming increasingly competitive. The Company's satellites, space instruments and sensors, advanced electronics products, ground systems and software each face competition from at least several manufacturers. The Company's competitors include Ball Corporation ("Ball"), Hughes Aircraft Company (a subsidiary of GM Hughes Electronics Corporation) ("Hughes"), Lockheed Martin Corporation ("Lockheed Martin"), Loral Space & Communications Ltd. ("Loral"), Matra Marconi, Orbital Sciences Corporation ("OSC"), Spectrum Astro, Inc. ("Spectrum Astro"), TRW, Inc. ("TRW") and other international companies. The Company's communications satellites also face competition from alternative technologies, including fiber optic cable technology, which could reduce demand for the services of the Company's customers and thus for the Company's communications products. Some of the Company's competitors have significantly greater financial, manufacturing, marketing and technical resources than those of the Company. In particular, vendor financing is emerging as an important competitive factor in commercial customers' selection of a satellite systems manufacturer. To the extent that the Company provides customers with financing, the Company may be required to obtain its own sources of financing and will be subject to the risk that customers may fail to repay the amounts financed and may be required to incur additional indebtedness. There can be no assurance that the Company will be able to compete successfully in any of the markets for its space products and services. See "Business--Space and Telecommunications Systems-Competition."

    The IT services industry in which the Company operates is highly fragmented with no single company or small group of companies in a dominant position. The Company's competitors include large, diversified firms with substantially greater financial resources and larger technical staffs than the Company, such as BDM International, Inc. ("BDM"), Cap Gemini Sogeti SA ("Cap Gemini"), Computer Sciences Corporation ("CSC"), Electronic Data Services Corporation ("EDS"), Lockheed Martin, PRC, Inc. (a subsidiary of Litton Industries) ("PRC"), SAIC, Inc. ("SAIC"), as well as firms that receive preferences under government programs for small businesses. The firms that compete with the Company include consulting firms, computer services firms, applications software companies and accounting firms, as well as the computer service arms of computer manufacturing companies and defense and aerospace firms. In addition, the internal staffs of client organizations, non-profit federal contract research centers and universities are, in effect, competitors of the Company. See "Business--Information Technology Services-Competition."

    The Company anticipates that the GEMtrak system will face competition from numerous existing and potential alternative communications products and services provided by various companies including American Mobile Satellite Corporation ("AMSC"), HighwayMaster Communications, Inc. ("HighwayMaster"), ORBCOMM Global, L.P. ("Orbcomm"), QUALCOMM, Incorporated ("Qualcomm") and StarSys, Inc. (a subsidiary of The General Electric Company) ("StarSys"). There are a number of other companies that are developing LEO systems, some of which would likely be direct competitors of the Company in this market. See "Business--Mobile Information and Communications Services."

    The Company generally obtains its contracts through the process of competitive bidding. There can be no assurance the Company will continue to be successful in having its bids accepted or, if accepted, that awarded contracts will generate sufficient revenues to result in profitability. Many of the Company's contracts obtained under small business programs prior to 1992 produced higher profit margins than contracts obtained in full and open competition. In addition, the Company has occasionally in the past submitted bids which would result in minimal or no profitability with the expectation of more profitable follow-on contracts. The minimum profitability of these contracts and the failure of the Company to obtain more profitable follow-on contracts may have a material adverse effect on the Company's results of operations.

INTERNATIONAL OPERATIONS

    The Company recognized revenues from PT MediaCitra Indostar, an Indonesian company, of $30.8 million (30.6% of total revenues) for the six months ended June 30, 1996 as compared to $58.1 million (26.8% of total revenues) in 1995, $7.9 million (5.5% of total revenues) in 1994 and $0.7 million (0.6% of total revenues) in 1993. According to recent press reports, the political, diplomatic and social conditions in Indonesia have entered a period of increased uncertainty. Any change in the political, social or economic climate in Indonesia could have a significant effect on the business relationships between Indonesian companies and foreign companies, such as CTA, and, as a result, could affect the development, delivery and deployment of the INDOSTAR satellite.

    The Company's future growth is dependent, in part, on continuing to increase its sales to foreign customers and its expansion into additional foreign markets. The Company expects that sales to foreign customers will be an increasing portion of the Company's business, and while management believes that the Company's experience serving the domestic market translates into an ability to serve foreign customers, no assurance can be given that the Company's efforts will succeed.

    Sales to foreign customers entail additional business risks and complexities such as slow or delayed payment, inflation, interest rate fluctuations, foreign currency exchange fluctuations, price and wage controls, different taxation methods, increases in duty rates, difficulties in obtaining export licenses, restrictions on financial and business practices and other general economic, political and cultural conditions. In addition, the general political, diplomatic and social conditions in foreign countries may be inherently more volatile or unstable than those commonly experienced in the U.S. The Company may be adversely affected by such economic risks as well as changes in political, diplomatic, social or economic conditions in those foreign markets in which the Company conducts its business. Moreover, due to the fact that the Company's contracts with foreign customers may be governed by the laws of those countries in which its customers are located and not those of the U.S., it is uncertain the extent to which the Company will be able to enforce its contracts if a dispute arises with a foreign customer. The Company's inability to enforce any such contracts could have a material adverse effect on the Company's business. See "Business--International Operations".

    The Company expects that certain future launches of its satellites will originate from foreign countries. Changes or instability in the social, political or economic climate in such countries could delay the launch of the Company's satellites and, as a result, could have a material adverse effect on the Company's financial condition and results of operations.

CONTRACT RISKS

CONTRACTS WITH U.S. FEDERAL, STATE AND LOCAL GOVERNMENTS

    U.S. government contracts, by their terms, generally can be terminated at any time by the U.S. government, without cause, for the convenience of the U.S. government. If a U.S. government contract is so terminated, the Company is entitled to receive compensation for the services provided or costs incurred through the time of termination and a negotiated amount of profit on the contract. U.S. government contractors who fail to comply with applicable government procurement-related statutes and regulations may also be subject to potential contract termination, suspension or debarment from contracting with the U.S. government. Most U.S. government contracts are also subject to modification in the event of changes in funding, and the Company's contractual costs and revenues are subject to adjustment as a result of audits by the Defense Contract Audit Agency ("DCAA") and other U.S. government auditors. Audits have been completed on incurred contract costs of the Company through 1991 and are continuing for subsequent periods. While the Company has included an allowance in its financial statements for excess billings and contract losses which it believes is adequate based on its interpretation of contracting regulations and past experience, there can be no assurance that this allowance will be adequate. See "Business--U.S. Government Contracting." U.S. government contract awards may also be protested by competitors.

    The Company has various claims pending against the U.S. government primarily relating to equitable adjustments under certain government contracts, and may file a claim for approximately $1 million under the Eastern Zone contract with the GSA. The Company typically records the amounts it is seeking under these claims as unbilled receivables on its financial statements. Adverse determinations of these claims in excess of the Company's general operating reserves could have a material adverse effect on the Company's results of operations in the quarter recorded.

    Many of the types of provisions governing U.S. government contracts described above also apply to the Company's contracts with state and local governments and their agencies. In addition, with respect to state and local government customers, budgeting pressures and other financial constraints may result in reductions in funding of various programs, which may affect the ability of the Company to obtain new contracts, may cause state and local governments to terminate existing contracts for convenience or not to renew thereunder and may result in the extension of the procurement and contract funding process.

CONTRACT PROFIT EXPOSURE AND DEPENDENCE ON LONG-TERM FIXED-PRICE CONTRACTS

    The Company's services are provided primarily through three types of contracts: fixed-price, time-and-material and cost-reimbursable contracts. Approximately 28% of the Company's total revenues in 1995 were attributable to fixed-price contracts, which require the Company to perform services under a contract at a stipulated price. The Company derived approximately 26% of its total revenues during the same period from time-and-material contracts, which reimburse the Company for the number of labor hours expended at established hourly rates negotiated in the contract, plus the cost of materials incurred. The balance of the Company's contracts (approximately 46%) are cost-reimbursable contracts under which the Company is reimbursed for all actual costs incurred in performing the contract to the extent that such costs are within the contract ceiling and allowable under the terms of the contract, plus a fee or profit. See "Business--U.S. Government Contracting."

    The Company assumes greater financial risk on fixed-price contracts than on either time-and-material or cost-reimbursable contracts. The financial results of long-term fixed-price contracts are recognized using the cost-to-cost percentage-of-completion method. As a result, revisions in revenues and profit estimates are reflected in the period in which the conditions that require such revisions become known and are estimable. Adjustments for profits or losses may therefore have a material effect on results for the quarter in question. The risks inherent in long-term fixed-price contracts include the difficulty of forecasting costs and schedules, contract revenues that are related to performance in accordance with contract specifications (including revenues from satellite on-orbit performance payments) and potential for component obsolescence in connection with long-term procurements. The Company has in the past derived a large portion of its revenues from a limited number of customers and programs; such reliance will have the effect of increasing the amount of any variation that may occur as a result of such adjustments. Failure to anticipate technical problems, estimate costs accurately or control costs during performance of a fixed-price contract may reduce the Company's profitability or cause a loss. See "Business--U.S. Government Contracting."

    Greater risks are involved under time-and-material contracts than under cost-reimbursable contracts because the Company assumes the responsibility for the delivery of specified skills at a fixed hourly rate. The failure by the Company to adequately estimate its costs in bidding for such contracts could have a material adverse effect on the Company's business.

    Although the Company believes that adequate provision for its fixed-price and time-and-material contracts is reflected in its financial statements, no assurance can be given that this provision is adequate or that losses on fixed-price and time-and-material contracts will not occur in the future. See "Business--U.S. Government Contracting."

    The Company establishes operating reserves in connection with various contracts. In March 1996, the Company increased its reserves on the INDOSTAR program for changes in its estimated cost of completion and revised its estimate of contract value related to its GSA Eastern Zone contract. There can be no assurance that these reserves will be adequate or that the Company will not need to adjust its cost and profitability estimates for its contracts, including INDOSTAR and Eastern Zone. Any deficiency in reserves or unexpected increase in costs could have a material adverse effect on the Company's results of operations. The Company generally believes that the reserves it establishes for particular contracts are adequate based on the risk inherent in the type of contract, and the Company regularly reevaluates the adequacy of these reserves.

TECHNOLOGY RISKS ASSOCIATED WITH SPACE SYSTEMS BUSINESS

RISKS INHERENT IN HIGH TECHNOLOGY SPACE PROGRAMS

    Much of the Company's current and anticipated future revenues stem from high technology space and satellite-related programs, which develop products that are technologically advanced systems that must function under demanding operating conditions. These programs are dependent in many cases on the ability of the Company to deliver its space and satellite products at an economically feasible price, to procure a launch vehicle to successfully place a satellite in orbit and to deploy successfully sophisticated space-based and ground-based hardware and software systems. Even though the Company believes that it employs sophisticated design, manufacturing and testing practices, there can be no assurance that the Company's products will be successfully developed, launched or operated or perform as intended.

    The Company's products and services are, and will continue to be, subject to technological change and innovation. With each new generation of satellites, satellite manufacturers are expected to offer substantial performance improvements at a lower effective cost. The Company's success depends on its ability to design, manufacture and introduce innovative new products and services on a cost-effective and timely basis. The Company anticipates that it will incur significant expenses in the design, development and initial manufacture and marketing of new satellite products and services. There can be no assurance that the Company will be able to achieve the technological advances necessary to remain competitive and be profitable, that new products and services will be developed and manufactured on schedule and on a cost-effective basis, that licenses and regulatory approvals required for new products and services will be secured, that anticipated markets will exist or develop for new products or services, that the Company will have the financial or other resources necessary to effect any such technological advances or to develop or manufacture such products or services or that its existing products will not become technologically obsolete.

    The Company's INDOSTAR contract to provide a turn-key satellite system for a complete DTH television system for Indonesia is the Company's first application of the STARbus design and related technology to a GEO satellite environment. As such, the Company may encounter unexpected delays in, or costs associated with, the timely design, development, construction and deployment of the INDOSTAR satellite due to a variety of causes, including problems related to technical development of the system, problems associated with the manufacturing, construction, assembly, integration or testing of the system, delays or costs associated with regulatory compliance, changes in the technical specifications of the INDOSTAR program, and other events beyond the control of the Company. Any unexpected costs or delays may have a material adverse effect on the Company's results of operations.

RISK OF LOSS DUE TO SATELLITE MALFUNCTION

    Satellites are subject to significant risks, including defects, destruction and damage that may result in total or partial loss, incorrect orbital placement or improper commercial operation. The Company may experience product failures and other problems in connection with its satellites and other products in the future. The Company may derive revenues from incentive programs (or may benefit from equity participation) that are directly related to the successful technical performance and long-term operability of its satellite products. The failure of the Company's satellite products to perform properly may require the Company to incur additional costs, to forfeit part of its expected profit, to receive reduced payments, to reduce the price of follow-on missions or to forego potential future revenue streams. While the Company usually insures, when economically feasible, most aspects of technical performance (including against the loss of on-orbit revenues), the Company generally does not insure potential costs resulting from any required remedial actions or costs or loss of revenues due to postponement of subsequently scheduled operations or product deliveries. No assurance exists that such insurance, if economically available, will completely offset the negative financial effects of any performance failure.

RISKS ASSOCIATED WITH SATELLITE LAUNCHES

    The Company's ability to perform under its turn-key satellite contracts depends on the procurement of a launch vehicle from a third party (and related insurance) and the successful launch of its satellites. In connection with its turn-key satellite contracts, such as the INDOSTAR contract, the Company contracts with third parties to provide launch vehicles. In the past, launch slots have been in limited supply and the availability and pricing of launch vehicles from foreign countries are affected by U.S. government policies and international agreements. The inability of the Company to obtain adequate and cost-effective launch vehicles and related insurance could have a material adverse effect on the results of operations of the Company.

    Satellite launches are subject to significant risks, including failure of the launch vehicle, which may result in damage to or loss of satellites or the failure of satellites to achieve their proper orbit. Four satellites manufactured by the Company have been lost due to launch vehicle failures, including the Company's GEMstar satellite in August 1995. In addition, satellite launches are subject to delays for a variety of reasons, including the failure of third parties to deliver launch vehicles on schedule or provisions in standard launch contracts that entitle the launch provider to postpone the launch of such satellites for a predetermined period. While the Company takes significant precautions to prevent, and to insure against, the unsuccessful or delayed launch of its satellites by third parties, there can be no assurance that the Company will be fully compensated for any loss associated therewith and, as a result, any such failure or delay may have a material adverse effect on the results of operations of the Company.

    The Company has contracted with ArianeSpace S.A. ("ArianeSpace") for the launch of the INDOSTAR satellite. The Company's contract for the launch of the INDOSTAR satellite contains a provision, common in launch contracts, entitling ArianeSpace to postpone the launch for up to one year (subject to certain penalty payments). The delay of the deployment of the INDOSTAR satellite for any reason (including as the result of a launch postponement) could adversely affect the ultimate commercial operation of the INDOSTAR program, the Company's relationship with its customer and the prospects for similar follow-on business. As a result, the failure of ArianeSpace to launch the INDOSTAR satellite successfully and on schedule could have a material adverse effect on the Company's results of operations.

MOBILE INFORMATION AND COMMUNICATIONS SERVICES

CAPITAL INVESTMENT

    The Company has invested and will continue to invest substantial resources in capital equipment and other assets supporting GEMtrak and GEMnet. To date, the Company has invested $1.1 million in the development of GEMtrak and $14.4 million in the development of satellite-based support for the second-generation of GEMtrak. Of this amount, $6.1 million was invested in the GEMstar satellite and recovered from insurance proceeds following that satellite's launch failure loss; $1.0 million was expensed and the remaining $7.3 million, representing satellite-related ground equipment and flight software, has been capitalized. The Company's future business requirements and growth plans for GEMtrak and GEMnet will require significant additional capital. Accordingly, the Company expects that it will need to incur additional indebtedness or raise additional equity capital to fund the anticipated growth in GEMtrak and GEMnet. Such growth may also entail entering into a partnership or joint venture with one or more third parties that would reduce the Company's equity ownership in GEMtrak and GEMnet.

    The Company has expensed all of its development efforts related to the GEMtrak system resulting in GEMtrak project operating losses of $1.1 million since August 1995 and intends to expend approximately $8 million for development and testing of the GEMtrak system which it expects will result in continued operating losses for the Mobile Information and Communications Services business for the remainder of 1996 and 1997. The ultimate recoverability of existing and planned investments in GEMtrak and GEMnet will depend on various factors, including the development of a market for GEMtrak, the success of the Company's efforts to generate sufficient business to support profitable operations and, with regard to GEMnet, if it is continued, to obtain licenses needed to operate the satellite system in the U.S. and in other markets and the ability to finance the development of the satellite system supporting GEMtrak.

MARKET ACCEPTANCE

    The success of GEMtrak will depend on a number of factors, including its technical capabilities, cost, price, the cost-effectiveness of wireless data tracking and the availability and price of alternative wireless data tracking services. There can be no assurance that the market will demand the types of features currently offered by or proposed to be offered by GEMtrak, that the Company's manufacturers will continue to manufacture GEMtrak units or that technological or other design developments will not render the units obsolete.

REGULATORY AND LEGAL RISKS

REGULATION

    The ability of the Company and its customers to pursue their business activities is regulated by various agencies and departments of the U.S. government. Commercial space launches initiated in the U.S. require licenses from the U.S. Department of Transportation ("DOT"). Operation of commercial communications satellites requires licenses from the Federal Communications Commission ("FCC") and frequently requires the approval of foreign regulatory authorities as well. Private remote sensing satellites require a license from the U.S. Department of Commerce ("DOC"). Exports of space-related products, services and technical information frequently require licenses from the State Department or the DOC. In addition, in connection with launches, the Company may be required to obtain from the U.S. government a technical data export license and a hardware export license in order to transport the satellite and related equipment to the proposed launch site. While the Company has not experienced any material difficulties in obtaining such licenses or regulatory approvals, there can be no assurance that the Company will continue to be successful in its efforts to obtain necessary licenses or regulatory approvals. The inability of the Company to secure any necessary licenses or approvals could have a material adverse effect on its financial condition or results of operations.

    The Company has been advised by its Indonesian customer that the customer has obtained or is in a position to readily obtain all material Indonesian regulatory approvals or coordination agreements necessary for the operation of the INDOSTAR satellite. Any change in the political or regulatory environment in Indonesia that results in the revocation of, or failure to obtain, such approvals could have a material adverse effect on the Company's results of operations.

    The Company has applied for an FCC license to construct, launch and operate a low-earth orbit constellation of small data communications satellites in the FCC's so-called "Little LEO" proceeding. GEMtrak service will begin in the U.S. without satellite support, using third party terrestrial wireless networks. In the future, GEMnet will require an FCC license to support satellite-based second-generation GEMtrak service in the U.S. Satellite service outside the U.S. would not require an FCC license, but would require a license from local telecommunications regulatory authorities and coordination with the International Telecommunications Union ("ITU"). There can be no assurance that any such licenses will be granted, or that such coordination will be successful.

PROPRIETARY INFORMATION

    The Company relies upon trade secrets, know-how and continuing technological innovation and licensing opportunities to develop and maintain its competitive position and believes that its business is dependent on its technical and organizational knowledge, practices and procedures. The Company claims a proprietary interest in certain of its work products, software programs, methodologies and know-how, including proprietory designs and know-how related to STARbus, and some of the proprietary information is protected by confidentiality agreements and other means. The Company also has filed a U.S. patent application covering GEMtrak's asset monitoring systems in order to protect its position in the unpowered mobile asset monitoring market. There can be no assurance, however, that these measures will prevent the unauthorized disclosure or use of the Company's technical knowledge, practices and procedures or that others may not independently develop similar knowledge, practices or procedures.

    The U.S. government has certain proprietary rights to software programs and other products that result from the Company's services under U.S. government contracts or subcontracts. The U.S. government may disclose such information to third parties, including competitors of the Company. In the case of subcontracts, the prime contractors may also have certain rights to such programs and products.

    The Company may be the subject of claims of third parties which assert that the Company's use of certain software programs, methodologies, procedures and know-how infringes on the patent, copyright or other proprietary rights of such third parties and there can be no assurance that the adverse resolution of one or more of these claims would not have a material adverse effect on the Company's results of operations.

STRUCTURAL AND MARKET RISKS

ACQUISITIONS AND STRATEGIC ALLIANCES

    While the Company has no present commitments or agreements as to any specific acquisition transactions, the Company regularly evaluates potential acquisition candidates. No assurance can be given as to whether the Company will make acquisitions in the future, that past or future acquisitions will prove to be successful or that the Company will successfully manage the growth attributable to such acquisitions. Moreover, the Company may incur substantial debt and intangible amortization expenses in making acquisitions.

    The Company continues to establish strategic and marketing alliances in order to expand its share of the commercial space and IT markets. These alliances may not be exclusive, may be of limited duration and may not achieve their objectives.

INFLUENCE BY EXISTING STOCKHOLDER

    Upon completion of the Offerings, Dr. C.E. Velez, President and Chief Executive Officer of the Company, will beneficially own 31.9% of the outstanding shares (exclusive of shares beneficially owned by the ESOP) of the Company's voting stock (30.2% if the Underwriters' over-allotment options are exercised in full) and other executive officers, directors and the ESOP as a group will beneficially own 13.8% of the outstanding shares of the Company's voting stock (13.0% if the Underwriters' over-allotment options are exercised in full). See "Principal Stockholders." Consequently, Dr. Velez and such executive officers, directors and the ESOP as a group will continue to exercise significant influence on the election of the directors of the Company and on the outcome of all matters submitted to a vote of the Company's stockholders, as well as on the Company's management, operations and policies.

    Dr. Velez's influence on the affairs and actions of the Company may discourage a future acquisition of the Company not approved by the Board of Directors in which stockholders might otherwise receive a higher value for their shares or which a substantial number of the Company's stockholders believe to be in the best interests of all stockholders. As a result, stockholders who might desire to participate in such a transaction may not have the opportunity to do so. In addition, such influence may tend to discourage a change in control of the Company or the removal of incumbent management. See "Description of Capital Stock--Certain Charter Provisions."

EFFECT OF CERTAIN CHARTER PROVISIONS

    The Company intends to amend the Company's Restated Articles of Incorporation (the "Restated Charter") prior to the consummation of the Offerings to, among other things, (i) authorize the issuance of preferred stock without stockholder approval and upon such terms as the Board of Directors may determine, (ii) prohibit business combinations involving the Company unless certain conditions are met and (iii) classify the Board of Directors into three classes consisting of an equal number of directors, or as close to equal as possible, with each class serving staggered three-year terms. These provisions could prohibit or delay a merger, takeover or other change in control of the Company and therefore could discourage attempts to acquire the Company. See "Description of Capital Stock."

DEPENDENCE ON MANAGEMENT AND OTHER KEY PERSONNEL

    The Company's future success depends to a significant extent on the efforts and abilities of its executive officers. Although the Company's senior management has extensive experience, the loss of

Dr. Velez or one or more of the Company's other senior executives could have a material adverse effect on the Company's business, financial condition and results of operations.

    The Company believes that its future success also will depend significantly upon its ability to attract, motivate and retain additional highly skilled managerial, operational, and sales and marketing personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting, assimilating and retaining the personnel it requires to grow and operate profitably. See "Management--Executive Officers and Directors" and "Business--Employees."

NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

    Prior to the Offerings, there has been no public market for the Common Stock. Although application will be made for quotation of the Common Stock on the NNM, there can be no assurance that an active trading market for the Common Stock will develop or be sustained following the Offerings or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price will be determined by negotiation between the Company and the representatives of the Underwriters based upon several factors and may not be indicative of future market prices. The price at which the Common Stock will trade will depend upon a number of factors, including, but not limited to, the Company's historical and anticipated operating results and general market and economic conditions, some of which factors are beyond the Company's control. Factors such as quarterly fluctuations in the Company's financial and operating results, announcements by the Company or others and developments affecting the Company, its products, its clients, the markets in which it competes or the industry generally, also could cause the market price of the Common Stock to fluctuate substantially. In addition, the stock market has from time to time experienced extreme price and volume fluctuations. These broad market fluctuations may adversely affect the market price of the Common Stock. See "Underwriting."

DILUTION

    Investors purchasing shares of Common Stock in the Offerings will incur substantial and immediate dilution of $5.94 per share (assuming a public offering price of $15.00 per share) in the pro forma net tangible book value of the Common Stock from the public offering price. See "Dilution."

SHARES ELIGIBLE FOR FUTURE SALE; POTENTIAL FOR ADVERSE EFFECT ON STOCK PRICE

    Sales of a substantial number of shares of Common Stock in the public market or the prospect of such sales could adversely affect prevailing market prices for the Common Stock and could have a material adverse effect on the Company's ability to raise capital in the public markets. Upon completion of the Offerings, the Company will have outstanding 7,993,885 shares of Common Stock (assuming no exercise of the Underwriters' over-allotment option). Of these shares, the 3,000,000 shares of Common Stock to be sold in the Offerings and shares of Common Stock sold pursuant to the Limited Market Registration (as hereinafter defined) will be freely tradable without restriction under the Securities Act, except for any such shares which may be acquired by an "affiliate" of the Company. Subject to certain "lock-up" agreements covering an
aggregate of     shares held by certain existing stockholders of the Company and
the holders of the Notes, approximately     shares of Common Stock are eligible
for sale in the public market pursuant to Rule 701 under the Securities Act and
an additional      shares are eligible for sale in the public market subject to compliance with the resale volume limitations and other restrictions of Rule 144 under the Securities Act. Promptly after the consummation of the Offerings, the Company intends to file a registration statement under the Securities Act covering the sale of 377,274 shares of Common Stock reserved for issuance under the 1991 Plan. Upon consummation of the Offerings, there will be outstanding options to purchase a total of 669,870 shares of Common Stock. See "Shares Eligible for Future Sale." The Company intends to grant options to purchase 175,000 shares of Common Stock at an exercise price equal to the public offering price.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the 3,000,000 shares of Common Stock offered by it hereby, based upon an assumed initial public offering price of $15.00 per share, are estimated to be $40.9 million ($47.1 million if the Underwriters' over-allotment options are exercised in full). CTA intends to use the net proceeds of the Offerings as follows: (i) for program investments totalling approximately $16 million comprised of development expenses and capital expenditures including approximately $8 million for the development of STARbus and INDOSTAR and approximately $8 million for the development and commercial roll-out of GEMtrak, (ii) approximately $15 million (plus accrued interest from September 30, 1996) for repayment of the Notes and (iii) for other capital expenditures and general corporate purposes. The actual use of the net proceeds of the Offerings will be dependent on the timing of the Company's funding requirements for its various projects and the availability of other sources of funding.

    In December 1993, the Company issued $15.0 million of Notes under a note agreement (the "Note Agreement"). The Notes bear interest at 12.0% per annum, payable quarterly. Scheduled principal repayments of the Notes commence in 1998 and are as follows: $3.0 million in each of 1998 and 1999, $4.0 million in 2000 and $5.0 million in 2001. The Company and the holders of the Notes have agreed that, upon the consummation of the Offerings, the Company will (i) repay the aggregate principal amount of the Notes (plus accrued interest) and (ii) issue 433,259 shares of Common Stock to the holders of the Notes in payment of Contingent Interest that will become payable as a result of the Offerings. The shares issued to the holders of the Notes will be subject to "lock-up agreements" covering transactions in the shares for a period of 365 days after the date of this Prospectus. See "Shares Eligible for Future Sale."

    Pending application of the proceeds as described above, the Company intends to invest such proceeds in government securities and other short-term interest-bearing securities or may temporarily reduce the balance outstanding under its Credit Facility.

                                DIVIDEND POLICY

    The Company does not intend to pay cash dividends on the Common Stock in the foreseeable future. The current policy of the Company's Board of Directors is to retain all earnings, if any, to finance the operations and expansion of the Company's business. The Company's existing Credit Facility prohibits, and the new credit facility is expected to prohibit, the Company from paying cash dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company as of June 30, 1996 on an actual basis, and on a pro forma basis as adjusted to give effect to (i) the issuance by the Company of 3,000,000 shares of Common Stock offered hereby at an assumed public offering price of $15.00 per share and application of the estimated net proceeds therefrom as described in "Use of Proceeds" and
(ii) the issuance of 433,259 shares of Common Stock to the holders of the Notes in payment of Contingent Interest upon the consummation of the Offerings. This table should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Prospectus.

                                                                                       JUNE 30, 1996
                                                                                  -----------------------
                                                                                               PRO FORMA
                                                                                    ACTUAL    AS ADJUSTED
                                                                                  ----------  -----------
                                                                                   (IN THOUSANDS EXCEPT
                                                                                        SHARE DATA)
Short-term debt: Revolving credit facility......................................  $   20,000   $  20,000
                                                                                  ----------  -----------
Long-term debt: Subordinated notes..............................................      15,000          --
                                                                                  ----------  -----------

Stockholders' equity:
  Preferred stock, $1.00 par value; 1,000,000 shares
    authorized, none issued actual or pro forma as adjusted(1)..................          --          --
  Common stock, $.01 par value; 20,000,000 shares
    authorized; 4,383,212 issued and outstanding actual;
    7,816,471 issued and outstanding pro forma as adjusted(2)...................          50          78
  Additional paid-in capital....................................................       8,798      50,598
  Retained earnings(3)..........................................................      22,545      20,315
  Treasury stock, at cost (616,788 shares)......................................      (5,571)         --
  Notes receivable from employees...............................................        (361)       (361)
                                                                                  ----------  -----------
    Total stockholders' equity..................................................      25,461      70,630
                                                                                  ----------  -----------
Total capitalization............................................................  $   60,461   $  90,630
                                                                                  ----------  -----------
                                                                                  ----------  -----------

- ------------------------

(1) Gives effect to the authorization of 1,000,000 shares of preferred stock pursuant to an amendment to the Restated Charter to be effected prior to the consummation of the Offerings. See "Description of Capital Stock--Amendments to the Restated Charter."

(2) Does not include 670,026 shares of Common Stock issuable upon the exercise of outstanding stock options. An aggregate of 667,453 additional shares of Common Stock have been reserved for future grants under the 1991 Plan.

(3) The issuance of 433,259 shares to the holders of the Notes will result in a Contingent Interest expense in the fourth quarter of 1996 of $3.9 million ($2.2 million on an after-tax basis) based upon an assumed public offering price of $15.00 per share.

                                    DILUTION

    The net tangible book value of the Company at June 30, 1996 was $19.7 million or approximately $4.48 per share. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the aggregate number of shares of Common Stock outstanding as of June 30, 1996. Without taking into account any changes in the Company's net tangible book value after June 30, 1996, other than to give effect to (i) the receipt of the net proceeds from the sale of the 3,000,000 shares of Common Stock offered hereby, assuming an initial public offering price of $15.00 per share, application of the estimated net proceeds therefrom as described in "Use of Proceeds" and after deducting the estimated underwriting discount and offering expenses to be paid by the Company and (ii) the issuance of 433,259 shares of Common Stock to the holders of the Notes in payment of Contingent Interest that will become payable as a result of the Offerings, the pro forma net tangible book value of the Company at June 30, 1996 would have been $64.9 million, or $8.29 per share. This represents an immediate increase in net tangible book value of $3.81 per share of Common Stock to existing stockholders and an immediate dilution to net tangible book value of approximately $6.71 per share to new investors purchasing shares in the Offerings. See "Risk Factors--Dilution."

    The following table illustrates the per share dilution:

Assumed initial public offering price per share.............................             $   15.00
  Net tangible book value per share before the Offerings....................  $    4.48
  Pro forma increase in net tangible book value per share attributable to
    issuance of shares to holders of the Notes..............................       0.87
  Pro forma increase in net tangible book value per share attributable to
    new investors...........................................................       2.94
Pro forma net tangible book value per share after the Offerings.............                  8.29
                                                                                         ---------
Pro forma net tangible book value dilution per share to new investors.......             $    6.71
                                                                                         ---------
                                                                                         ---------

    The following table sets forth, on a pro forma basis as of June 30, 1996, the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid by existing stockholders, by the holders of the Notes receiving shares of Common Stock upon the consummation of the Offerings and by the new investors purchasing shares of Common Stock from the Company in the Offerings (before deducting estimated underwriting discount and offering expenses):

                                                              SHARES OWNED         TOTAL CONSIDERATION PAID      AVERAGE
                                                         -----------------------  ---------------------------   PRICE PER
                                                           NUMBER      PERCENT        AMOUNT        PERCENT       SHARE
                                                         ----------  -----------  --------------  -----------  -----------
Existing stockholders..................................   4,383,212          56%  $    8,848,000          15%   $    2.02
Holders of the Notes...................................     433,259           6        6,499,000          11        15.00
New investors..........................................   3,000,000          38       45,000,000          74        15.00
                                                         ----------       -----   --------------       -----
Total..................................................   7,816,471         100%  $   60,347,000         100%   $    7.72
                                                         ----------       -----   --------------       -----
                                                         ----------       -----   --------------       -----

    The foregoing tables assume no exercise of the Underwriters' over-allotment option and exclude shares issuable upon exercise of options outstanding at June 30, 1996. The "total consideration paid" by the holders of the Notes consists of the issuance of 433,259 shares of Common Stock at an assumed public offering price of $15.00 per share in payment of Contingent Interest on the Notes. As of August 31, 1996, there were outstanding options to purchase an aggregate of 495,026 shares of Common Stock at a weighted average exercise price of $7.38 per share. The Company intends to grant options to purchase 175,000 shares of Common Stock at an exercise price equal to the public offering price. To the extent that outstanding options are exercised in the future, there will be further dilution to new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    The following selected consolidated financial data for each of the years in the five year period ended December 31, 1995 and as of December 31, 1991, 1992, 1993, 1994 and 1995 have been derived from consolidated financial statements of the Company. The consolidated financial statements for the four years ended December 31, 1992 through 1995 have been audited by Ernst & Young LLP, independent auditors. The consolidated financial statements for the year ended December 31, 1991 were audited by another national independent accounting firm. The selected consolidated financial data for the six months ended June 30, 1995 and 1996 and as of June 30, 1995 and 1996 are derived from unaudited financial statements. The unaudited financial statements include all adjustments which the Company considers necessary for a fair presentation of the financial position and the results of operations for these periods and as of such dates. Operating results for the six months ended June 30, 1996 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1996. The data should be read in conjunction with the consolidated financial statements, related notes, and other financial information included herein.

                                                                                                 SIX MONTHS ENDED
                                                       YEAR ENDED DECEMBER 31,                       JUNE 30,
                                        -----------------------------------------------------  --------------------
                                          1991      1992(1)     1993       1994       1995       1995      1996(2)
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
INCOME STATEMENT DATA:
Contract revenues.....................  $  94,698  $ 115,109  $ 125,072  $ 143,071  $ 217,007  $ 102,852  $ 100,691
Cost of contract revenues.............     79,660     97,680    109,102    121,675    196,656     94,206     99,180
Selling, general and administrative
  expenses............................      7,479      8,574      7,169      8,950      9,798      4,105      3,905
Other expense.........................      1,657      1,259      1,492        833        318        224        639
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
Operating profit (loss)...............      5,902      7,596      7,309     11,613     10,235      4,317     (3,033)
Interest expense......................         82        461        992      3,627      4,116      1,692      2,304
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income (loss) before income taxes.....      5,820      7,135      6,317      7,986      6,119      2,625     (5,337)
Provision (benefit) for income
  taxes...............................      2,314      3,252      2,779      3,434      2,448      1,123     (2,295)
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income (loss) from continuing
  operations..........................      3,506      3,883      3,538      4,552      3,671      1,502     (3,042)
Income (loss) from discontinued
  operations, net of income
  taxes(3)............................        355        490      1,012        (93)    (1,725)      (181)        --
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income (loss).....................  $   3,861  $   4,373  $   4,550  $   4,459  $   1,946  $   1,321  $  (3,042)
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
EARNINGS (LOSS) PER SHARE:
  Continuing operations...............  $    0.76  $    0.82  $    0.75  $    0.95  $    0.78  $    0.31  $   (0.66)
  Discontinued operations.............       0.08       0.10       0.22      (0.02)     (0.37)     (0.04)        --
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
Earnings (loss) per share.............  $    0.84  $    0.92  $    0.97  $    0.93  $    0.41  $    0.27  $   (0.66)
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
Weighted average number of shares
  outstanding, including common stock
  equivalents.........................      4,597      4,750      4,689      4,783      4,709      4,827      4,593


                                                            DECEMBER 31,                             JUNE 30,
                                        -----------------------------------------------------  --------------------
                                          1991       1992       1993       1994       1995       1995       1996
                                        ---------  ---------  ---------  ---------  ---------  ---------  ---------
BALANCE SHEET DATA:
Cash and cash equivalents.............  $   1,429  $     269  $   1,390  $   3,902  $     235  $   2,466  $   6,504
Working capital.......................     15,476     16,332     24,987     20,638     19,713     17,476     14,590
Total assets..........................     35,584     60,015     74,346     89,816     91,530     92,512     95,053
Short-term debt.......................        165     10,917      5,524     15,750     17,074     16,624     20,000
Long-term debt........................      4,611      7,670     20,418     17,765     17,431     17,374     18,127
Total stockholders' equity............     15,327     19,704     24,417     27,950     28,773     29,762     25,461

- ------------------------

(1) In July 1992, the Company acquired a 79% interest in CTASS for $10.3 million, $4.9 million of which was paid in cash with the remainder financed by the selling shareholders at an imputed interest rate of 8.5% per annum. Principal payments on the acquisition notes of $3.0 million and $2.4 million were paid in July 1993 and July 1994, respectively. In July 1994, the Company acquired the remaining CTASS common stock for $2.5 million, payable 50% in cash and 50% in Common Stock. The Company paid the cash portion with payments of $500,000, $375,000 and $375,000 in 1994, 1995 and 1996, respectively, and the Common Stock portion with issuances of 57,293 shares in 1994, 39,936 shares in 1995 and 39,515 shares in 1996. The number of shares of Common Stock issued as payment were based on the then current fair market value of the Common Stock. The consolidated financial statements of the Company reflect the results of operations of CTASS since July 1992.

(2) Gives effect to a reduction in reserves and operating profit due to (i) $2.8 million ($1.6 million after tax) charge related to a $6.7 million addition to reserves for estimates of potential cost increases at program completion on the INDOSTAR program and (ii) a $2.2 million ($1.3 million after tax) charge on the Eastern Zone contract.

(3) During 1995, the Company discontinued the operations of its Simulation Systems Division, which manufactured aircraft flight simulators for sale or lease, and sold its assets to a company principally owned by one of the Company's principal stockholders. Results of operations have been restated for the sale of the Simulation Systems Division. See "Certain Transactions" and Note 13 to the Consolidated Financial Statements. The assets of the division consisted primarily of a cockpit flight simulator and various fixed assets, which together had an aggregate book value of $3.1 million, net of accumulated depreciation. These assets were sold in September 1995 for two notes secured by the assets with an aggregate principal amount of $2.2 million, bearing interest at the Company's borrowing rate and a 15% minority interest in the entity acquiring the division, which has been assigned a value of $0.2 million.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    CTA designs, manufactures and integrates small communications and earth-sensing satellites, and provides advanced IT services principally to government customers. CTA is a turn-key provider of complete satellite systems and is preparing to enter the market for wireless data services. During the past three years, CTA's total revenues have increased from $125.1 million in 1993 to $217.0 million in 1995.

    In 1994, the Company established its three principal business units: Space and Telecommunications Systems, Information Technology Services and Mobile Information and Communications Services. The Space and Telecommunications Systems business principally designs and manufactures small LEO and GEO satellites and related support systems and, when applicable, procures launch services. The Information Technology Services business comprises the Company's historical business base of providing IT services for a variety of customers. The Mobile Information and Communications Services business has been formed to pursue commercial applications of the Company's proprietary technology in innovative IT and space-based or wireless solutions for a variety of applications, including mobile asset tracking and remote fixed asset monitoring.

    Approximately 66% of the Company's revenues for the six months ended June 30, 1996 and approximately 69% of its revenues in 1995 were derived from contracts with the U.S. government (or as subcontractor to companies doing business with the U.S. government). This percentage has declined from approximately 95% of the Company's revenues in 1994 as the Company has expanded its commercial and international operations.

    In July 1992, the Company acquired a 79% interest in CTASS for $10.3 million, $4.9 million of which was paid in cash, with the remainder financed by the selling shareholders at an imputed interest rate of 8.5% per annum. Principal payments on the acquisition notes of $3.0 million and $2.4 million were paid in July 1993 and July 1994, respectively. In July 1994, the Company acquired the remaining CTASS common stock for $2.5 million, payable 50% in cash and 50% in Common Stock. The Company paid the cash portion with payments of $500,000, $375,000 and $375,000 in 1994, 1995 and 1996, respectively, and the
Common Stock portion with the issuance of 57,293 shares in 1994, 39,936 shares in 1995 and 39,515 shares in 1996. During the past three years, the Company's Space and Telecommunications Systems revenues have increased from $32.9 million in 1993 to $107.6 million in 1995.

    The Company's acquisition of CTASS in 1992 ended its eligibility for government programs that assist small businesses, with the last significant contract awarded under these programs completed in early 1996. Since 1992, the Company has replaced contracts awarded under these programs with IT contracts awarded under full and open competition, growing the share of IT revenue derived from competitive awards from 19% in 1992 to an estimated 97% in 1996. Reflecting the success of this transition, CTA's IT revenues during this period rose from $92.1 million in 1993 to $109.4 million in 1995.

    CTA has invested over $6 million in developing its STARbus small satellite system and intends to spend an additional $8 million to complete the development of STARbus and INDOSTAR, the first satellite in the STARbus family. In addition, CTA is currently developing GEMtrak, an automated tracking and cargo status data system.

    The Company experienced an operating loss of $3.1 million for the six months ended June 30, 1996. The loss resulted primarily from a reduction in revenues and operating profit of $2.8 million ($1.6 million after tax) due to additions to reserves for estimates of potential cost increases at program completion on

INDOSTAR and $2.2 million ($1.3 million after tax) due to changes in the estimated contract value on the Eastern Zone contract. As a result of these charges, the Company was required to obtain waivers from its Credit Facility lender and the holders of the Notes. Accordingly, the Company amended the restrictive debt covenant provisions of the Credit Facility, while at the same time increasing the amount available under the Credit Facility. There can be no assurance that the Company will not sustain operating losses in the future that might require the Company to request additional covenant waivers to its Credit Facility, its successor facility or covenants relating to future long-term debt, or that such waivers, if requested, would be granted. As a result of the issuance of 433,259 shares of Common Stock to the holders of Notes in payment of Contingent Interest that will become payable as a result of the Offerings, the Company will incur a one-time interest expense in the fourth quarter of 1996 of approximately $3.9 million ($2.2 million after tax), based upon an assumed public offering price of $15.00 per share, which, when combined with charges associated with the INDOSTAR program and the Eastern Zone contract, is expected to result in a net loss for 1996.

RESULTS OF OPERATIONS

    The following tables set forth certain items in the Company's Statements of Income as a percentage of contract revenues:

                                                                                                SIX MONTHS ENDED
                                                                 YEAR ENDED DECEMBER 31,            JUNE 30,
                                                             -------------------------------  --------------------
                                                               1993       1994       1995       1995       1996
                                                             ---------  ---------  ---------  ---------  ---------
Contract revenues..........................................      100.0%     100.0%     100.0%     100.0%     100.0%
Cost of contract revenues..................................       87.3       85.0       90.6       91.6       98.5
Selling, general and administrative expenses...............        5.7        6.3        4.5        4.0        3.9
Other expense..............................................        1.2        0.6        0.2        0.2        0.6
                                                             ---------  ---------  ---------  ---------  ---------
Operating profit (loss)....................................        5.8        8.1        4.7        4.2       (3.0)
Interest expense...........................................        0.8        2.5        1.9        1.6        2.3
                                                             ---------  ---------  ---------  ---------  ---------
Income (loss) before income taxes..........................        5.0        5.6        2.8        2.6       (5.3)
Provision (benefit) for income taxes.......................        2.2        2.4        1.1        1.1       (2.3)
                                                             ---------  ---------  ---------  ---------  ---------
Income (loss) from continuing operations...................        2.8        3.2        1.7        1.5       (3.0)
Income (loss) from discontinued operations, net of income
  taxes....................................................        0.8       (0.1)      (0.8)      (0.2)        --
                                                             ---------  ---------  ---------  ---------  ---------
Net income (loss)..........................................        3.6%       3.1%       0.9%       1.3%      (3.0)%
                                                             ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------

    The following tables set forth certain items in the Company's Statements of Income by business segment:

                                                                                           SIX MONTHS ENDED JUNE
                                                            YEAR ENDED DECEMBER 31,                 30,
                                                       ----------------------------------  ----------------------
                                                          1993        1994        1995        1995        1996
                                                       ----------  ----------  ----------  ----------  ----------
                                                                       (IN THOUSANDS OF DOLLARS)
Contract revenues:
  Information Technology Services....................  $   92,133  $  107,450  $  109,361  $   54,372  $   49,727
  Space and Telecommunications Systems...............      32,939      35,621      70,675      30,858      31,899
    Launch Support...................................          --          --      36,971      17,622      19,065
  Mobile Information and Communications Services.....          --          --          --          --          --
                                                       ----------  ----------  ----------  ----------  ----------
                                                       $  125,072  $  143,071  $  217,007  $  102,852  $  100,691
                                                       ----------  ----------  ----------  ----------  ----------
                                                       ----------  ----------  ----------  ----------  ----------
Operating profit (loss):
  Information Technology Services....................  $    8,352  $   10,600  $    5,883  $    2,825  $      575
  Space and Telecommunications Systems...............         449       1,846       4,128         980      (2,267)
    Launch Support...................................          --          --       1,559         736         102
  Mobile Information and Communications Services.....          --          --      (1,017)         --        (804)
  Other expenses.....................................      (1,492)       (833)       (318)       (224)       (639)
                                                       ----------  ----------  ----------  ----------  ----------
                                                       $    7,309  $   11,613  $   10,235  $    4,317  $   (3,033)
                                                       ----------  ----------  ----------  ----------  ----------
                                                       ----------  ----------  ----------  ----------  ----------

SIX MONTHS ENDED JUNE 30, 1996 COMPARED WITH SIX MONTHS ENDED JUNE 30, 1995

    CONTRACT REVENUES. Contract revenues declined 2.1% to $100.7 million for the six months ended June 30, 1996 from $102.9 million for the comparable period in 1995, as a result of a $4.6 million net decrease in IT revenues, which was partially offset by a $2.5 million increase in Space and Telecommunications Systems revenues.

    IT contract revenues for the six months ended June 30, 1996 decreased 8.5% to $49.7 million from $54.4 million for the comparable period in 1995. Revenues from contracts awarded in full and open competition increased to $48.6 million or 97.8% of IT revenues for the six months ended June 30, 1996 from $41.5 million or 76.3% for the comparable period in 1995.

    In the first quarter of 1996, the Company completed its five-year prime contract with the NAWC at China Lake, California, the last of the Company's significant contracts awarded during its period of eligibility for small business awards, which ended in 1992. This contract represented $10.8 million in revenues for the six months ended June 30, 1995. Although it was ineligible to rebid for this contract as the prime contractor, the Company is a major subcontractor to the small business prime contractor who was awarded the NAWC follow-on contract in April 1996, from which the Company receives approximately 45% of the contract revenues. For the six months ended June 30, 1996, the Company received revenues of $5.0 million from the original NAWC contract and $1.3 million in revenues from the follow-on contract. The Company revised its estimates of the full contract value and profitability of its Eastern Zone contract with the GSA, resulting in a reduction in revenues and operating profit for the six months ended June 30, 1996 of $2.2 million, reflecting the Company's current estimate of the contract's profit at completion. The Company has entered into an agreement with a third party to assume the Company's obligations under this contract, subject to GSA's approval and novation. If the contract novation is completed, the Company estimates its current exposure under the contract will be limited to approximately $1 million currently recorded as an unbilled receivable for which the Company may have a claim against the U.S. government and against which the Company has certain general reserves.

    Total Space and Telecommunications Systems contract revenues for the six months ended June 30, 1996 increased 5.1% to $51.0 million from $48.5 million for the comparable period in 1995. Space and Telecommunications Systems contract revenues exclusive of Launch Support for the six months ended

June 30, 1996 increased 3.4% to $31.9 million from $30.9 million for the comparable period in 1995. A $4.2 million increase (net of the $2.8 million reduction in revenues discussed above) in the INDOSTAR contract and a $4.7 million increase in revenues attributable to the NASA Goddard Space Flight Center Code 740 contract were offset by an $8.0 million decline in revenues due to diminishing activity in the final stages of the SSTI contract with NASA. Launch Support contract revenues for the six months ended June 30, 1996 increased 8.2% to $19.1 million from $17.6 million for the comparable period in 1995. All of the increase in the Launch Support revenues relates to the launch-related activities of the INDOSTAR and SSTI programs. The Company increased reserves for estimates of costs at program completion on the INDOSTAR program that resulted in a $2.8 million reduction in revenues and operating profit.

    COST OF CONTRACT REVENUES. The cost of contract revenues for the six months ended June 30, 1996 increased to $99.2 million or 98.5% of contract revenues from $94.2 million or 91.6% for the comparable period in 1995. This increase in cost of contract revenues as a percentage of contract revenues was driven primarily by reduction in revenues related to reserves added to estimates at completion on the INDOSTAR program and reduction in revenues related to changes in the estimated contract value on the Eastern Zone contract, as well as by the completion of several older, more profitable contracts in the Company's IT business awarded under various small business programs. Without giving effect to the reduction in revenues due to the INDOSTAR contract and the Eastern Zone contract, the cost of contract revenues as a percentage of contract revenues for the six months ended June 30, 1996 was 93.8%.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses ("SG&A") for the six months ended June 30, 1996 declined 4.9% to $3.9 million, or 3.9% of contract revenues, from $4.1 million or 4.0% of contract revenues for the comparable period in 1995. Slightly higher than anticipated costs in preparing and submitting bids in the 1995 period and improved indirect cost control in 1996 accounted for the change.

    OTHER EXPENSES. Other expenses for the six months ended June 30, 1996 increased to $0.6 million from $0.2 million for the comparable period in 1995.

    OPERATING PROFIT (LOSS). The Company had an operating loss of $3.0 million for the six months ended June 30, 1996 compared to an operating profit of $4.3 million for the comparable period in 1995.

    INTEREST EXPENSE. Net interest expense increased to $2.3 million for the six months ended June 30, 1996 from $1.7 million for the comparable period in 1995. This increase resulted from higher average balances on the revolving line of credit under the Credit Facility due primarily to additional investments in STARbus and the development of GEMtrak.

    PROVISION (BENEFIT) FOR INCOME TAXES. The Company had a $2.3 million tax benefit for the six months ended June 30, 1996 as compared to a $1.1 million tax provision for the comparable period in 1995. This change resulted from the loss sustained by the Company during the first half of 1996.

    NET INCOME (LOSS). The Company had a net loss of $3.0 million for the six months ended June 30, 1996 as compared to net income of $1.3 million for the comparable period in 1995.

1995 COMPARED WITH 1994

    CONTRACT REVENUES. Contract revenues increased 51.7% to $217.0 million in 1995 from $143.1 million in 1994, as a result of a $1.9 million increase in IT revenues and a $72.0 million increase in Space and Telecommunications Systems revenues.

    IT contract revenues increased 1.8% to $109.4 million in 1995 from $107.5 million in 1994. Revenues from contracts awarded in full and open competition increased to $89.1 million or 81.4% of IT revenues in 1995 from $66.3 million or 61.7% in 1994.

    Total Space and Telecommunications Systems contract revenues in 1995 increased 202.2% to $107.6 million from $35.6 million in 1994. Space and Telecommunications Systems contract revenues exclusive of Launch Support increased 98.4% to $70.7 million in 1995 from $35.6 million in 1994. This increase in revenues is primarily due to $19.7 million from the INDOSTAR program, $16.6 million from the NASA SSTI program and $4.3 million from the EarthWatch satellite program. Launch Support contract revenues were $37.0 million in 1995, the first year in which the Company recognized revenues related to launch activities.

    The Mobile Information Communications Services business recorded no revenues in 1995. This business suffered a significant setback when the Company experienced the loss of its GEMstar satellite due to a launch failure in August 1995. The Company's total investment in the GEMnet program was $14.4 million of which $6.1 million was recovered from insurance proceeds. The remaining GEMnet investment relates to non-recurring engineering, ground systems and software that management believes has continuing value in its planned GEMnet system. If the Company is unable to develop the GEMnet concept, the Company may be required to expense substantially all or a portion of its $7.3 million GEMnet investment. The failure of the market to develop or of the Company to develop sufficient revenues to support a profitable business could cause the Company to charge to expenses some or all of its investments in assets dedicated to GEMnet and, therefore, could have a material adverse effect on the Company's results of operations.

    COST OF CONTRACT REVENUES. Cost of contract revenues increased to $196.7 million or 90.6% of contract revenues in 1995 from $121.7 million or 85.0% of contract revenues in 1994. This increase in cost of contract revenues as a percentage of contract revenues resulted from approximately $1 million in start-up costs with no related revenues recorded by the Mobile Information and Communications Services business and lower margins on $37.0 million in Launch Support for the INDOSTAR and SSTI programs and on new contracts awarded in 1995. Other factors contributing to a decrease in contract margin include higher than anticipated start-up costs on the Company's Eastern Zone contract in the IT business and the NASA Code 740 contract in the Space and Telecommunication Systems business, as well as the replacement of expiring high-margin contracts with new contracts bid at lower margins.

    SG&A. SG&A increased to $9.8 million or 4.5% of contract revenues from $9.0 million or 6.3% of contract revenues in 1994 due primarily to increased bidding and proposal expenditures.

    OTHER EXPENSE. Other expenses decreased to $0.3 million in 1995 from $0.8 million in 1994.

    OPERATING PROFIT (LOSS). Operating profit declined 11.9% to $10.2 million in 1995 from $11.6 million in 1994.

    INTEREST EXPENSE. Net interest expense increased to $4.1 million in 1995 from $3.6 million in 1994. This increase resulted primarily from higher balances on the line of credit under the Credit Facility due to increased investment in space-related technologies, including the GEMnet program, and to higher average interest rates during 1995.

    PROVISION (BENEFIT) FOR INCOME TAXES. The provision for income taxes declined to $2.4 million in 1995 from $3.4 million in 1994 as a result of a reduction in the Company's effective tax rate.

    INCOME (LOSS) FROM CONTINUING OPERATIONS. As a result of the foregoing, income from continuing operations in 1995 decreased 19.4% to $3.7 million from $4.6 million in 1994.

    INCOME (LOSS) FROM DISCONTINUED OPERATIONS. During 1995, the Company discontinued the operations of its Simulation Systems Division, which manufactured aircraft flight simulators for sale or lease. Loss from discontinued operations in 1995 was $1.7 million, net of tax benefits of $1.2 million, as compared to an operating loss for the Simulation Systems Division of $0.1 million in 1994. The $1.7 million after-tax loss recorded in 1995 consisted of a loss from operations of $1.2 million and a loss from disposal of $0.5 million. The assets of the division consisted primarily of a cockpit flight simulator and various fixed assets, which had an aggregate book value of $3.1 million, net of accumulated depreciation. These assets were sold in September 1995 for two notes secured by the assets with an aggregate principal amount of $2.2 million, bearing interest at the Company's borrowing rate and a 15% minority interest in the entity acquiring the division, which has been assigned a value of $0.2 million.

    NET INCOME (LOSS). Net income in 1995 decreased 56.4% to $1.9 million from $4.5 million in 1994.

1994 COMPARED WITH 1993

    CONTRACT REVENUES. Contract revenues increased 14.4% to $143.1 million in 1994 from $125.1 million in 1993, as a result of a $15.3 million increase in IT revenues and a $2.7 million increase in Space and Telecommunications Systems revenues.

    Contract revenues for the IT business increased 16.6% to $107.5 million in 1994 from $92.1 million in 1993 due primarily to $9.5 million in revenues from the Company's Eastern Zone contract, which was awarded in April 1994. Revenues from contracts awarded in full and open competition increased to $66.3 million or 61.7% of IT revenues in 1994 from $28.6 million or 31.1% in 1993.

    Space and Telecommunications Systems revenues increased 8.1% to $35.6 million in 1994 from $32.9 million in 1993, due primarily to increased activity under the INDOSTAR contract in 1994.

    COST OF CONTRACT REVENUES. The cost of contract revenues increased to $121.7 million in 1994 from $109.1 million in 1993 and as a percentage of contract revenues decreased to 85.0% of contract revenues in 1994 from 87.3% of contract revenues in 1993. The decrease in cost of contract revenues as a percentage of contract revenues resulted primarily from an increase in contract revenues in 1994 without a corresponding increase in fixed costs and a cumulative effect adjustment of approximately $1 million for refinements in profit estimates on certain IT contracts in process at the beginning of the year.

    SG&A. SG&A increased in 1994 to $9.0 million or 6.3% of contract revenues from $7.2 million or 5.7% of contract revenues in 1993.

    OTHER EXPENSE. Other expenses decreased to $0.8 million in 1994 from $1.5 million in 1993, due primarily to lower unallocable expenses in 1994 and the reversal of $0.6 million of certain contract reserves and allowances in 1994.

    OPERATING PROFIT (LOSS). Operating profit increased 58.9% to $11.6 million in 1994 from $7.3 million in 1993.

    INTEREST EXPENSE. Net interest expense increased to $3.6 million in 1994 from $1.0 million in 1993, due primarily to the Company's issuance of $15.0 million aggregate principal amount of the Notes in December 1993.

    PROVISION (BENEFIT) FOR INCOME TAXES. The provision for income taxes increased to $3.4 million in 1994 from $2.8 million in 1993, due primarily to changes in the allocation of taxable income among states with different tax rates.

    INCOME (LOSS) FROM CONTINUING OPERATIONS. Income from continuing operations in 1994 increased 28.7% to $4.6 million from $3.5 million in 1993.

    INCOME (LOSS) FROM DISCONTINUED OPERATIONS. Operation of the Company's Simulation Systems Division, which was discontinued during 1995, produced an after-tax loss of $0.1 million in 1994, as compared to an after-tax profit of $1.0 million in 1993.

    NET INCOME (LOSS). Net income in 1994 decreased 2.0% to $4.5 million from $4.6 million in 1993.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's net income (loss) was ($3.0 million) for the six months ended June 30, 1996 and $1.9 million, $4.5 million and $4.6 million in 1995, 1994 and 1993, respectively. Its cash flow provided by (used in) operating activities was $5.8 million for the six months ended June 30, 1996 and $2.4 million, $1.4 million and ($1.1 million) in 1995, 1994 and 1993, respectively. The principal factors accounting for the provision (use) of cash for the six months ended June 30, 1996 were $2.0 million of depreciation and amortization expense and changes in working capital accounts generating $6.3 million of cash. The principal factors accounting for the provision (use) of cash in 1995 were a $0.7 million loss on the disposal of the Simulation Systems Division, $3.3 million of depreciation and amortization expense, ($1.0 million) provision for receivable allowances, $1.1 million of accrued interest and changes in working capital accounts using $4.0 million of cash. The principal factors accounting for the provision (use) of cash in 1994 were $2.2 million of depreciation and amortization expense, $1.0 million accrued interest, $0.7 million other non cash expenses and changes in working capital accounts using $6.8 million of cash. The principal factors accounting for the provision (use) of cash in 1993 were $3.0 million of depreciation and amortization expense, $1.1 million provision for receivable allowances, $0.8 million other non cash expenses and changes in working capital accounts using $10.5 million of cash.

    Cash used for investing activities totaled $2.8 million for the six months ended June 30, 1996 and $5.2 million, $6.4 million and $4.2 million in 1995, 1994 and 1993, respectively. The changes from period to period primarily relate to fluctuations in the acquisition of furniture and equipment and costs incurred for software development for sale to commercial customers. Additions to furniture and equipment were $2.8 million for the six months ended June 30, 1996 and $4.3 million, $5.1 million and $3.7 million in 1995, 1994 and 1993, respectively. Software development expenditures were $0.1 million for the six months ended June 30, 1996 and $0.8 million in each of the years 1995 and 1994. The Company had no software development expenditures in 1993. Information on the allocation of capital expenditures and other identifiable assets between businesses is provided in Note 15 to the Consolidated Financial Statements.

    Cash from financing activities of $3.3 million for the six months ended June 30, 1996 and ($0.9 million), $7.5 million and $6.4 million in 1995, 1994 and 1993, respectively, are primarily provided by borrowings under the Credit Facility and proceeds from the issuance of the Notes in December 1993, and were offset by the repayment of acquisition notes, for the purchase of treasury stock for the employee stock purchase plan and for the payment of shares of Common Stock for the remaining minority interest in CTASS. Net purchases of treasury stock were $0.3 million for the six months ended June 30, 1996 and $2.0 million, $2.2 million and $0.2 million in 1995, 1994 and 1993, respectively.

    In December 1993, the Company entered into the Note Agreement providing for the issuance of $15.0 million in aggregate principal amount of the Notes. The Notes bear interest at 12.0% per annum, payable quarterly. The Company will use approximately $15 million of the net proceeds of the Offerings to repay the Notes (plus accrued interest from September 30, 1996) and will issue 433,259 shares of Common Stock to the holders of the Notes in payment of Contingent Interest that will become payable as a result of the Offerings. See "Use of Proceeds." As a result of the issuance of the 433,259 shares, the Company will record a one-time interest expense of approximately $3.9 million ($2.2 million after tax) in the fourth quarter of 1996.

    The Credit Facility provides the availability to borrow up to $32.0 million, which includes letters of credit of up to $10.0 million. In addition, the Credit Facility requires the Company to comply with certain restrictive covenants, including maintaining a minimum tangible net worth, current ratio, interest coverage ratio and limiting capital expenditures to no more than $6.0 million in a year, and which prohibit the payment of dividends and the incurrence of additional debt. The Credit Facility expires on December 9, 1996. The Company has entered into negotiations for a $50.0 million secured credit facility to replace the Credit Facility.

    The average daily loan balances under the Credit Facility were $20.3 million for the six months ended June 30, 1996 and $14.2 million, $13.6 million and $9.2 million for 1995, 1994 and 1993, respectively. The weighted average interest rate was 6.2%, 6.1%, 7.6% and 6.8% for 1993, 1994, 1995, and the six months ended June 30, 1996, respectively. At August 31, 1996, $22.0 million was outstanding under the Credit Facility and there were no letters of credit outstanding.

    Due to certain adjustments to profit recorded in the first quarter of 1996, the Company was not, as of March 31, 1996, in compliance with certain restrictive debt covenants of the Credit Facility or the Note Agreement. Accordingly, the Company amended the restrictive debt covenant provisions of the Credit Facility, while at the same time increasing the amount available under the Credit Facility. Similarly, due to the adjustments in profit, the Company sought and received 90-day waivers, through June 30, 1996, to certain of the restrictive debt covenants contained in the Note Agreement from the holders of the Notes. Since that time, the Company has received additional 90-day waivers effective through September 30, 1996, to the applicable restrictive debt covenants of the Note Agreement. As of June 30, 1996, the Company was in full compliance with the terms of the Credit Facility, as amended. However, there can be no assurance that the Company will continue to be in compliance therewith in the future. See "Risk Factors--Liquidity and Capital Requirements."

    The Company expects funds for capital expenditures for 1996 to be provided mainly from cash flow from operations, borrowings under its Credit Facility and the net proceeds of the Offerings. Planned capital expenditures for 1996 are $4.3 million, of which $2.5 million relates to planned expenditures for INDOSTAR and $1.8 million for laboratory equipment, computer systems, software and furniture and leasehold improvements to maintain and improve the Company's facilities and technological base. It is estimated that up to an additional $1.0 million could be spent in the second half of 1996 if the Company is awarded certain contracts. For the six months ended June 30, 1996, the Company's capital expenditures totalled $2.8 million.

    The Company's future business requirements and growth plans will require significant additional capital. While the Company believes that working capital, cash flow from operations, available bank borrowings and the net proceeds of the Offerings will provide adequate funds for continued operations through the end of 1997, additional sources of capital will be required to continue to fund the Company's future business requirements and growth plans, including its strategic initiatives of expanding its Space and Telecommunications Systems and its Mobile Information and Communications Services businesses. Accordingly, the Company expects that it will need to incur indebtedness or raise additional equity capital to fund its anticipated growth. There can be no assurance that the Company will be able to obtain such financing on favorable terms or at all.

                                    BUSINESS

    CTA designs, manufactures and integrates small communications and earth-sensing satellites, and provides advanced IT services principally to government customers. The convergence of CTA's unique strengths in space, information systems and communications technologies has positioned the Company to address space-based telecommunications markets as a turn-key provider of complete satellite systems and has opened opportunities for the Company as a wireless data service provider. In addition, the Company is well-positioned for continued growth in the civil and commercial IT services markets. During the past three years, CTA's total revenues have increased from $125.1 million in 1993 to $217.0 million in 1995. At June 30, 1996, the Company had total backlog of approximately $535 million.

    CTA is the world's leading supplier of small LEO satellite systems and an emerging competitor in the market for small GEO satellite systems. CTA has successfully designed, built and delivered 27 satellites over the past eleven years with seven additional satellites currently under construction. During the next twelve months, the Company is scheduled to deliver three commercial satellites, one satellite for the Air Force and one satellite for NASA. During the past three years, Space and Telecommunications Systems revenues have increased from $32.9 million in 1993 to $107.6 million in 1995. CTA is currently preparing or has outstanding bids for six government and commercial satellite systems contracts with an estimated total value exceeding $1 billion.

    The Company's satellites perform a variety of commercial, scientific and military missions, including communications, DBS and space-based imaging. CTA satellites have a record of 100% mission success after reaching orbit. As a complete space systems manufacturer, the Company also designs and manufactures environmental monitoring sensors, advanced payloads for NASA, real time, high-speed processors for meteorological satellite data and mission control and other specialized ground data and communications systems.

    The Company provides its customers with a full range of IT services, with emphasis on large-scale network integration and management, information systems security, mainframe to client/server migration, relational database engineering, EDI, and real-time embedded computer systems. In addition to its strong technical and program management capabilities, the Company has established a reputation for customer satisfaction, as reflected in its 100% win rate when recompeting for contracts for which it is the incumbent and average award fee scores in excess of 90%. To date, the Company has completed more than $1 billion in U.S. government IT contracts.

    Combining its strengths in space systems and IT, CTA is currently developing GEMtrak, an automated tracking and cargo status data system for unpowered mobile assets such as truck trailers, railcars and containers. A trucking industry source has estimated that there are 4.5 million truck trailers in the U.S. alone. The Company believes that GEMtrak will reduce trailer monitoring and rental costs, and offer fleet owners marketing and revenue enhancement opportunities by providing positive cargo track-and-trace, active manifest control, intrusion sensing and alert, remote asset status monitoring and enhanced asset utilization.

COMPANY HISTORY

    The Company was founded in 1979 as Computer Technology Associates Incorporated, specializing in consulting services related to the evaluation of computer systems embedded in larger systems such as spacecraft, missiles and aircraft. In the mid-1980's, the Company's consulting business expanded into systems integration of avionics, command and control, and other decision support systems. The Company established major relationships with U.S. military operations at the DOD's Cheyenne Mountain Complex, the China Lake facility of the U.S. Navy (the "Navy"), NASA's Goddard Space Flight Center (the "GSFC") and the Air Force's Consolidated Space Operations Center. In 1992, the Company's acquisition of CTASS ended its eligibility for government programs that assist small businesses, with the last significant contract awarded under these programs completed in early 1996. Since 1992, the Company has replaced contracts awarded under these programs with contracts awarded under full and open competition, growing the share of IT revenues derived from competitive awards from 19% in 1992 to an estimated 97% in 1996. Reflecting the success of this transition, CTA's IT revenues during this period rose from $92.1 million in 1993 to $109.4 million in 1995. CTA is currently preparing or has outstanding bids for 37 contracts with an estimated total value exceeding $1 billion.

    In the 1990's, the Company targeted U.S. government IT contracts that have allowed it to broaden the Company's base of skills to include a number of disciplines equally applicable to the civil federal and state IT markets. In 1995, the Company established strategic alliances with certain specialized software companies that enabled it to enter the commercial IT business and win contracts with commercial customers such as Reynolds Metals and Allied-Signal.

    In 1992, the Company acquired a 79% interest in CTASS to expand its business of providing IT services related to space systems to providing full turn-key space systems. In 1994, CTA acquired the remaining minority interest in CTASS. CTASS is a pioneer of small satellite-based store-and-forward technology, which it originally developed to interrogate dispersed buoys equipped with acoustic sensors. In 1993, the Company entered the commercial GEO communications satellite market with CTASS' award of the contract for the INDOSTAR turn-key DTH system from PT MediaCitra Indostar. The INDOSTAR program is scheduled to begin service in 1997. The contract provides for the Company to build a small, three-axis stabilized commercial communications satellite and a complete facility in Jakarta, including broadcast and subscriber management software, communications uplinking systems and hardware/software systems for spacecraft telemetry, tracking and control. In addition, CTA is arranging for launch and insurance services and international regulatory approvals.

    In 1995, the Company combined its skills in space-based communications and large-scale systems integration to develop GEMnet, a system to be comprised of the GEMstar satellite and the GEMtrak automatic tracking and cargo status system. Although the GEMnet project suffered the loss of an experimental satellite due to a launch failure in 1995, which was partially covered by insurance, the Company has responded by extending the GEMtrak system to support multiple wireless data systems, permitting immediate service while retaining the flexibility to support the system at a later date with other wireless media, including future LEO satellite constellations.

CORPORATE ORGANIZATION AND STRATEGY

    In 1994, the Company established its three principal business units: Space and Telecommunications Systems, Information Technology Services and Mobile Information and Communications Services. The Space and Telecommunications Systems business principally designs and manufactures small LEO and GEO satellites and related support systems. The Information Technology Services business comprises the Company's historical business base of providing IT services for a variety of customers. The Mobile Information and Communications Services business unit has been formed to pursue commercial applications of the Company's proprietary technology in innovative IT and space-based or wireless solutions to a variety of applications, including mobile asset tracking and remote fixed asset monitoring.

                                     [LOGO]

    CTA intends to become a vertically integrated provider of space-based communications services. By leveraging its unique strengths in space, IT and communications technologies, the Company seeks to serve the space-based telecommunications markets as a turn-key provider of complete satellite systems and pursue opportunities as a wireless data service provider.

SPACE AND TELECOMMUNICATIONS SYSTEMS

    CTASS has grown from $32.9 million in revenues in 1993, its first full year of operations as a subsidiary of the Company, to $70.7 million in revenues in 1995 and has become a complete space systems manufacturer focused on the design, manufacturing and integration of small communications and earth-sensing satellites.

    CTA is the world's leading supplier of small LEO satellite systems and an emerging competitor in the market for small GEO satellite systems. CTA has successfully designed, built and delivered 27 satellites over the past eleven years with seven additional satellites currently under construction. During the next twelve months, the Company is scheduled to deliver three commercial satellites, one satellite for the Air Force and one satellite for NASA. CTA satellites have a record of 100% mission success upon reaching orbit. The Company believes that, due to its focus on small space systems and its streamlined management overhead, its cost structure is relatively low as compared to its competitors, and that it is able to deliver completed systems faster than most of its competitors. The Company has unique small satellite products and "on the shelf" designs, along with a hardware inventory that allows rapid delivery, reduces schedule risk and reduces costs. The Company seeks to continue to develop and prove new technologies as part of U.S. government satellite systems and then transfer these new technologies to commercial satellite designs. The Company was one of two prime contractors selected by NASA for the SSTI, and INDOSTAR will be the first small DTH satellite. The Company designed and demonstrated the world's first LEO constellation of communications satellites and Company-built satellites for EarthWatch are expected to be the first commercial high resolution remote sensing satellite(s). Other significant space technology innovations include a low-cost reaction wheel, the first use of the Global Positioning System ("GPS") for small satellite attitude determination, implementation of commercial battery technology, use of lightweight composites for key structural components, digital solid state memory and space-borne encryption technology.

    CTA has invested significant resources developing STARbus, a technologically advanced, multi-purpose satellite bus that can be configured to support DTH television, high-bandwidth data transmission or voice communications payloads. INDOSTAR, the first satellite in the STARbus family, is expected to be launched in mid-1997 to provide DTH television in Indonesia.

SPACE AND TELECOMMUNICATIONS SYSTEMS--INDUSTRY AND TECHNOLOGY OVERVIEW

    Improvements in space technology have resulted in modern communications satellites with power, capacity, switching capabilities and longevity significantly greater than those of their predecessors. These improvements in performance, together with satellites' inherent geographic coverage and technical advantages, have made satellite-based communications increasingly competitive with other communications technologies, broadening the market for satellite services such as telephony, support for cable and network television, broadband data transmission, paging, DTH broadcasting, earth-sensing and position location.

    Large commercial communications satellites generate six to thirteen kilowatts of power, weigh 7,000 to 11,000 pounds and typically cost over $100 million. Small commercial communications satellites, in contrast, generate up to four kilowatts of power, weigh 3,000 pounds or less at launch and typically cost less than $50 million. The Company believes that smaller satellites will capture an increasing share of both the commercial and government satellite market because technological and market changes have made their advantages more compelling.

    COMMERCIAL

    Advanced communications technologies, particularly digital signal compression, have enabled satellite systems to emerge as an economically attractive solution to the world's rapidly expanding communications needs. The attractive economics of space-based communications systems, driven by their expansive geographic coverage, have resulted in substantial growth in demand for satellites. VIA SATELLITE, a space-industry periodical, forecasts that over $54 billion will be invested in building and launching commercial communications satellite systems over the next four years. The Company believes that demand for smaller satellites will increase even more rapidly, driven by their lower cost, faster cycle time from contract award to orbit and sharper mission focus. U.S. government agencies have recently been reorienting their satellite programs toward the use of small satellites in response to changing mission requirements and budget pressures, while demand for real-time information continues to expand. Moreover, a group of small satellites can deliver the functionality of a single larger one at equivalent overall cost, but with reduced launch and operational risks, and the added ability to adapt hardware functionality incrementally in response to changing user needs, by changing the designs of later satellites in the series. In addition, less developed countries and emerging communications businesses are beginning to evaluate small satellites as entry level systems that address immediate communications needs quickly and inexpensively, while providing flexibility to add capacity and capabilities over time as demand evolves and technology advances.

    GOVERNMENT

    Many of the same technological and market changes that make small satellites more attractive to commercial customers also are occurring in the government satellite market. The report of the Small Satellite Review Panel to the Director of Central Intelligence in June 1996 called for a shift in the architecture of the nation's space reconnaissance assets from one based on very large-scale systems focused on the threat of the former Soviet Union across the northern polar region to an array of smaller, less expensive spacecraft in larger numbers with equivalent or superior total capacity that can acquire relevant data anywhere in the world. The panel recommended an array of satellites 20% to 25% of the weight of current reconnaissance satellites, with 40% to 50% of their capabilities. In addition to lowering costs, such an array would be more robust, with less operational capability at risk for any given satellite, and more flexible, with a much greater capability to rebalance the system from time to time to achieve a different mix of capabilities.

    NASA is also shifting its procurement priorities toward the development of small satellites that permit incorporation of advanced technologies as they develop rather than building a larger spacecraft requiring earlier design commitments. As a key component of NASA's announced plan to develop "smaller, faster, cheaper" satellites, NASA's SSTI will develop and apply advanced miniaturization, design and production technology for spacecraft design and instrumentation to reduce the size of satellites and the cost of space missions. The major goals of the SSTI are to increase the capabilities of small satellites and to reduce the cost and development time of space missions for science and commercial applications.

    As result of this broadening of national intelligence priorities and increasing governmental budgetary constraints, CTA expects that U.S. government expenditures on small satellites will grow from $300 million in 1995 to $900 million in 2000.

SPACE AND TELECOMMUNICATIONS SYSTEMS--BUSINESS STRATEGY

    The principal strategies that CTA is pursuing to grow its share of the small space systems market include:

    OFFERING TURN-KEY SATELLITE SYSTEMS. To enhance its competitive position, CTA is combining its space, communications and IT expertise to provide full turn-key satellite systems to its commercial customers, including delivery of the satellite on orbit and the design, procurement and installation of all of the necessary ground control and communications equipment. The Company believes that turn-key satellite systems will be particularly attractive to less-developed countries and emerging communications businesses that do not otherwise have the experience or resources to coordinate the launch and support of a satellite.

    MARKETING SPACECRAFT BASED ON THE MULTI-PURPOSE STARBUS PLATFORM. CTA has developed STARbus, a technologically advanced, multi-purpose satellite bus that can be configured to support DTH television, high-bandwidth data transmission or voice communications payloads. The Company expects that the low cost and technical superiority of this flexible design, which is capable of generating up to 3.5 kilowatts of power, will enable the Company to adapt it to a variety of payloads and thereby capture additional market share in a growing segment of commercial communications satellite industry, supporting a range of missions from both LEO and GEO and supporting video, voice and data services.

    FOCUSING ON "SMALLER, FASTER, CHEAPER" SATELLITE SYSTEMS. CTA is focused on lowering the cost, shortening the cycle time from award to launch and adding advanced technology to enable the Company to win an increasing share of what the Company believes will be a growing market for smaller satellites. The Company's strategy is to use "on-the-shelf" designs, maintain inventory of long lead-time, critical components, use common parts in multiple designs and build on its record of technical innovation.

    LEVERAGING AN ALLIANCE WITH A LEADING SATELLITE INDUSTRY PARTICIPANT TO EXPAND MARKET PRESENCE. CTA has established a marketing alliance with a leading satellite industry participant. The Company anticipates that this alliance will expand the Company's market presence around the world, enhance its competitive stature and provide access to new customers.

    PARTICIPATING IN SATELLITE-BASED SERVICES BUSINESSES THROUGH PARTNERSHIPS WITH COMMERCIAL CUSTOMERS. The Company is participating in and will seek to expand into space-based communications services in partnership with commercial satellite service customers such as PT MediaCitra Indostar and EarthWatch.

SPACE AND TELECOMMUNICATIONS SYSTEMS--CONTRACTS AND PROGRAMS

    Some of the Company's key Space and Telecommunications Systems programs are described below. Total contract values include both realized and unrealized revenues.

    COMMERCIAL

    INDOSTAR. In December 1993, the Company was awarded a turn-key $127 million contract by PT MediaCitra Indostar, a private Indonesian firm, to design, develop, launch and support INDOSTAR, a complete DTH entertainment and educational, satellite-based television system for Indonesia. The INDOSTAR satellite will be the first implementation of STARbus, the Company's three-axis stabilized small GEO platform. As a turn-key provider for the INDOSTAR program, the Company is performing all systems engineering, handling both domestic and international regulatory compliance, delivering all ground systems equipment, constructing the spacecraft, arranging for the launch and launch insurance and providing continued support through a comprehensive operations and maintenance program. INDOSTAR is currently scheduled for completion in early 1997 and for launch in mid-1997. The contract is fixed-price for the satellite system and a cost-plus contract for launch, insurance and other services. In 1995, INDOSTAR generated revenues of $58.1 million, or 26.7% of the Company's total revenues. Revenues generated during the six months ended June 30, 1996 from the INDOSTAR program were $30.8 million, or 30.6% of the Company's total revenues during that period.

    EARTHWATCH. In January 1995, the Company was awarded a contract for the development of two satellites, EarlyBird 1 and EarlyBird 2, for EarthWatch. It is expected that these two 700-pound satellites will form the first commercial constellation of satellites capable of collecting high-resolution digital imagery. These satellites are designed to provide three-meter resolution panchromatic imagery and fifteen-meter resolution multi-spectral imagery for sale to government and commercial customers. EarlyBird 1 is scheduled for completion in late 1996 and for launch in early 1997. EarlyBird 2 is scheduled for completion in mid-1997. As part of this program, the Company also is delivering three telemetry, tracking and command ground stations to be deployed in 1997 in Alaska, Colorado and Europe. The contract is a fixed-price contract and has a total value of approximately $8 million, of which $4 million is payable in the form of preferred equity in EarthWatch.

    GOVERNMENT

    NASA

    SSTI "CLARK." In June 1994, NASA awarded the Company a contract to develop the SSTI "Clark" satellite. The 690-pound Clark satellite employs technologies not currently in general use on board small satellites, including an advanced attitude control system ("ACS") and solar arrays using new designs and materials. Key missions of this satellite will include high resolution imaging, mapping and monitoring of pollutants in the atmosphere and measuring the radiation of solar flares in space. The Clark satellite is scheduled for completion in late 1996 and launch in early 1997. The Clark contract is a cost-plus-award-fee contract and has a total value of $51 million.

    NASA CODE 740. In June 1995, NASA awarded the Company a multi-year contract to support the GSFC Code 740 with hardware, software, ACS development, integration and launch support for Small Explorer Satellites ("SMEX"), Get Away Special ("GAS"), Hitchhiker and Spartan spacecraft. Under this contract, CTA acts as the prime contractor providing overall program management, electrical design and fabrication and ACS design. For the SMEX program, the Company is developing the design, fabrication, ACS and software for the Transition Region and Coronal Explorer ("TRACE"), which will observe the sun's corona. For the GAS and Hitchhiker programs, the Company's central activities include the development of the mechanical fabrication and launch preparation for STS-77 and STS-78, which will deploy MightySat-1. For SPARTAN missions, the Company's major functions include the fabrication, integration and test support for mission 207, post-launch support for mission 206, planning support for the new mission 201-4 and system concept and design for SPARTAN Lite and SPARTAN 400. The Code 740 contract is a cost-plus-award-fee contract, has a total value of $77 million and is scheduled for completion in 2000.

    AIR FORCE SPACE DIVISION SPACE TEST PROGRAM. Under its Space Division Space Test Program, the Air Force procures experimental satellites for the three main branches of the DOD. This program has resulted in several key opportunities for CTA, including:

    STEP. In May 1990, the Company received an award as a subcontractor to TRW to produce up to six satellite buses for the Air Force's STEP, a program in which the Air Force launches and operates standardized satellites on behalf of various branches of the DOD. The Company recently completed its work on the fifth satellite in this series, a 900-pound satellite, that was delivered in July 1996 and is scheduled for launch in mid-1997. The STEP contract is a fixed-price contract and has a total value of $36 million.

    TSX-5. In July 1996, following the final STEP satellite, the Air Force recompeted STEP and the Company, in July 1996, was awarded the prime contract to develop and launch the TSX-5 satellite, the successor to the STEP series. The 735-pound TSX-5 will perform a series of missions in orbit, including the collection and high-speed transmission of Earth imaging data and radiation measurements. The TSX-5 satellite is scheduled for completion and for launch in the second half of 1998. The TSX-5 contract is a fixed-price-incentive-fee contract and has a total value of $25 million.

    REX-11. In September 1993, the Air Force Space Division Space Test Program awarded the Company a contract to build the 280-pound REX-II satellite. This satellite is the second "radiation experiment" satellite and the latest in a series of small, cost-effective satellites CTA has built for the Air Force, following five previous Air Force-sponsored satellites of the same class. The REX-II satellite was completed in September 1995 and was successfully placed on orbit by a PEGASUS XL Rocket. The REX-II contract was a fixed-price contract and had a total value of $4 million.

    MIGHTYSAT-1. In April 1995, the Air Force Phillips Laboratory awarded the Company a contract to build MightySat-1, a 150-pound satellite designed to conduct experiments. Construction of MightySat-1 was completed in September 1996 and the satellite is scheduled for launch on the Space Shuttle in 1997. The MightySat-1 contract is a fixed-price contract and has a total value of $3 million.

    REMOTE SENSING BUOYS. The Company has developed three classes of cost-effective, earth-based systems with remote sensing, data gathering and dissemination capability: (i) an air-deployed geobuoy sensor system, which is launched from an aircraft, penetrates the surface of Arctic ice and reports seismic signals detected by the system's geophone to monitoring aircraft, (ii) an advanced ocean meteorological drifting buoy with a state-of-the-art sonic anemometer, improved temperature and barometric sensors and simplified buoy flotation for reduced drag and (iii) a series of buoys designed for deployment on the surface of fragmented Arctic ice.

SPACE AND TELECOMMUNICATIONS SYSTEMS--COMPETITION

    The space systems manufacturing industry includes both foreign and U.S. commercial and governmental entities and is becoming increasingly competitive. The Company's satellites, space instruments and sensors, advanced electronics products, ground systems and software each face competition from at least several manufacturers. The Company's competitors include Ball, Hughes, Lockheed Martin, Loral, Matra Marconi, OSC, Spectrum Astro, TRW and other international companies. The primary competitive factors in the space systems manufacturing industry include price and technology. Additionally, vendor financing is emerging as an important competitive factor in commercial customers' selection of a satellite systems manufacturer. Further, the Company's communications satellites face competition from alternative technologies, including fiber optic cable technology, which could reduce demand for the services of the Company's customers and thus for the Company's communications products. See "Risk Factors-- Competition."

INFORMATION TECHNOLOGY SERVICES

    The Company provides its customers with a full range of IT services, with emphasis on large-scale network integration and management, information systems security, mainframe to client/server migration, relational database engineering, EDI and real-time embedded computer systems. CTA continues to establish marketing alliances with a number of small software providers to combine software applications for specialized areas such as manufacturing process control and large-scale electronic document management and composition with CTA's core competency in large-scale systems integration and its recognized program management skills enabling it to offer complete turn-key systems solutions to commercial customers. The Company has successfully established a leading position in the rapidly growing market for Year 2000 Conversions based on its unique combination of direct Year 2000 Conversion experience and use of automated tools. To date, substantially all of the Company's IT revenues have been derived from contracts with the U.S. government. CTA's IT revenues increased from $92.1 million in 1993 to $109.4 million in 1995.

INFORMATION TECHNOLOGY SERVICES--INDUSTRY OVERVIEW

    GOVERNMENT

    The U.S. government is the largest single buyer of IT services in the world. Federal Sources, an independent market research firm, estimates that the government IT support services market in 1996 will be $9 billion, growing at a rate of 6% per annum.

    The Year 2000 Conversion market developed because billions of lines of legacy computer code, some of it dating from as early as the 1960s, were not written to address the now-imminent century date change, and still compute the passage of time with reference only to the last two digits of the years in question. A large proportion of mainframe computers rely on computer code that utilizes two-digit fields instead of four digit fields to distinguish a calendar year. The Gartner Group, a market research firm, estimates that the U.S. federal and state government market for Year 2000 Conversion will exceed $38 billion over the next four years.

    COMMERCIAL

    Within the broad market for IT services, the Company specifically provides professional services (including consulting, custom software development, and software and database maintenance) and systems integration. INPUT, a market research firm, estimates that the professional services segment of the IT services market was $26 billion in the U.S. in 1995, which represents an increase of 13% over 1994, and that the systems integration segment of the IT services market was $12 billion in 1995, which represents an increase of 11% over 1994. INPUT estimates that the overall commercial IT services market will grow at an average annual rate of 14% over the next five years.

INFORMATION TECHNOLOGY SERVICES--BUSINESS STRATEGY

    The principal strategies that CTA is pursuing to expand its IT services business include:

    INCREASING PENETRATION OF EXISTING CUSTOMER BASE. CTA's focus on customer satisfaction and technical excellence have made its existing IT customer base a promising field for future IT services expansion. Due to its long-term incumbent position as a key systems integrator for some of the nation's most complex information networks, the Company has gained a unique and profound understanding of those systems that the Company believes provide it with a substantial advantage in terms of cost, technical expertise and demonstrated past performance in competing for future awards. The Company believes that its Year 2000 Conversion initiative will provide CTA with similar competitive advantages with respect to a wide range of new customers as a result of the in-depth knowledge of the architecture of its Year 2000 Conversion customers' legacy systems that the Company will gain in the course of performing the necessary conversion work.

    TARGETING "NEAREST NEIGHBOR" MARKETS. The Company continually seeks to transfer its IT technical and marketing expertise developed over many years of successful competition in the DOD market to the U.S. civil agencies that have similar IT systems needs, such as NASA, the FAA and the FBI and to market its experience supporting federal government functions to state government and commercial customers.

    PENETRATING NEW MARKETS BY LEVERAGING CORE COMPETENCIES. CTA seeks out and exploits opportunities to market the expertise it has gained in past IT assignments to new customers. CTA's experience in Year 2000 Conversions and its expertise in information systems security measures have proven to be key factors differentiating the Company in competitive bidding situations, and could serve to establish a relationship with an expanded base of customers that can be used for the marketing the Company's expertise in additional areas such as large-scale client/server migration and electronic document management.

    ESTABLISHING MARKETING ALLIANCES TO OFFER COMPLETE SOLUTIONS. CTA continues to establish marketing alliances with a number of small software providers to combine software applications for specialized areas, such as manufacturing process control and large-scale document composition and management, with CTA's core competency in large-scale systems integration and its recognized program management skills to offer complete, turn-key systems solutions to commercial customers.

    ACQUIRING STRATEGIC IT SERVICES BUSINESSES. The Company intends to pursue acquisitions that will expand the Company's commercial IT services customer base and provide specialized capabilities that enhance the Company's penetration of the commercial IT services market.

INFORMATION TECHNOLOGY SERVICES--CONTRACTS AND PROGRAMS

    Some of the Company's key IT contracts and programs are described below. Total contract values include both realized and unrealized revenues.

    U.S. GOVERNMENT--DOD

    RANGE SYSTEMS MANAGEMENT. In 1993, the Company was awarded the Range Instrumentation Development ("RID") contract, pursuant to which the Company supports a wide variety of aircraft range system activities for the NAWC at Edwards Air Force Base, including software development, test and evaluation, system integration and fabrication of electronic threat simulators. The RID contract is a cost-plus-award-fee contract (with an average award fee score of in excess of 90%), has a total value of $88 million and is scheduled for completion in December 1998.

    AVIONICS SYSTEMS INTEGRATION. The Company participates in the design, development, fabrication, modification and testing of hardware for the NAWC at China Lake, California, performing a wide range of support activities. These activities include systems engineering, systems analysis, software development, configuration management, verification and validation, maintenance and operation services for various naval aircraft and the development and maintenance of large-scale hybrid simulators (which integrate computer simulations with actual aircraft avionics). The Company has performed this work since its first NAWC contract, awarded in 1985. In 1995, this contract was recompeted under a program reserved for small businesses and the Company successfully teamed with a small business contractor, which was awarded the prime contract. The current NAWC contract is a cost-plus-award-fee contract (with an average award fee score in excess of 90%), has a total value of $33 million and is scheduled for completion in March 2000.

    NETWORK MANAGEMENT. In 1993, the Air Force's Electronic Systems Center at Hanscom Air Force Base in Bedford, Massachusetts awarded CTA the Technical Engineering and Management Support IV ("TEMS IV") contract pursuant to which the Company provides technical engineering and management support to various DOD command and control system procurement programs, including the Integrated Tactical Warning and Attack Assessment System, during all phases of the procurement cycle. The TEMS IV contract is a time-and-materials contract, has a total value of $54 million and is scheduled for completion in June 1998.

    INFORMATION SYSTEMS SECURITY. The Company, as a subcontractor to SAIC, is a member of the team awarded the Center for Information Systems Security contract in 1995 by the Defense Information Systems Agency. Under this five-year omnibus security engineering contract, the Company will continue to provide technical support to information systems security activities within the DOD and other U.S. government departments and agencies. Activities under this contract include designing and implementing the measures necessary to detect, document and counter a wide range of threats to on-line and stored information. The Information Systems Security contract is a time-and-materials contract, has a total value of $8 million and is scheduled for completion in July 2000.

    AIR FORCE WARNING SYSTEM INTEGRATION. Under the Air Force Warning System Integration contract, the Company provides engineering support at the Air Force Electronic Systems Center for the procurement, installation and testing of systems comprising the national attack warning/attack assessment network. This contract is a sole source, three-year contract awarded in 1993 as a follow-on to the Company's system design and analysis contract awarded in 1987. The Air Force Warning System Integration contract is a time-and-materials contract, has a total value of $22 million and is scheduled for completion in November 1996.

    DEIS. In 1995, CTA won a subcontract from Unisys to provide a variety of services, including business process re-engineering, systems development and installation and support for the Defense Information System Agency of the DOD. Under this program, called the Defense Enterprise Integration Services ("DEIS") program, CTA is currently performing engineering and integration services to implement the Cheyenne Mountain Training and Simulation System, assisting the Space and Warning Systems Center in the planning, scheduling, conduct and reporting of software testing and providing support to Air Force Space Command for the Command, Control, Communications and Computer Upgrade program.

The DEIS contract is a time-and-materials contract, has a total value of $16 million and is scheduled for completion in November 2000. In 1996, CTA won a follow-on DEIS contract as a subcontractor to CSC. This contract is also a time-and-materials contract and is scheduled for completion in August 2001.

    U.S. GOVERNMENT--CIVILIAN AGENCIES

    NASA. For NASA, the Company provides services under several contracts related to the design, development, integration and testing of space systems.

        (i) Since 1988, the Company has provided a wide range of systems engineering services to the GSFC as a subcontractor to CSC under the Systems Engineering and Analysis ("SEAS") contract. These services included Hubble Space Telescope ground system testing, communications standards development, prototyping and business process re-engineering. In 1992, NASA exercised its option under the SEAS contract to have CTA continue to provide these services to GSFC. The SEAS contract is a time-and-materials contract, had a total value of $17 million and is scheduled for completion in July 1997.

        (ii) In 1994, NASA awarded two contracts, the Earth Observing System Data and Information ("EOS/DIS") and the Tropical Rainfall Measurement Mission ("TRMM") contracts, under which CTA acts as subcontractor to support research, development and operations of major ground systems. The EOS/DIS contract, under which CTA is a subcontractor to Intermetrics, Inc., is a cost-plus-award-fee contract, has a total value of $14 million and is scheduled for completion in June 2004. The TRMM contract, under which CTA is a subcontractor to General Sciences Corporation, is a cost-plus-fixed-fee contract, has a total value of $1.3 million and is scheduled for completion in 1998.

       (iii) Since 1994, the Company has acted as subcontractor on a McDonnell Douglas contract to provide Space Shuttle payload analysis and integration, and design, development and testing of NASA-wide management information systems. This contract is a cost-plus-award-fee contract, has a total value of $4 million and is scheduled for completion in 1997.

    FEDERAL AVIATION ADMINISTRATION. For the FAA, the Company provides services related to the design, development, integration and test of the U.S. air traffic control ("ATC") system and has been supporting the FAA automation programs since 1982. Currently, the Company is performing on the following programs for the
FAA:

        (i) providing engineering support to the FAA as a subcontractor to TRW under the AUA Technical Assistance contract in implementing its programs to replace the ATC system. This contract is a time-and-materials contract, has a total value of $40 million and is scheduled for completion in December 2002.

        (ii) providing support to the FAA as a subcontractor to TRW under the ASD SETA contract for the overall architectural design and evolution of the National Airspace System. This contract is a time-and-materials contract, has a total value of $17 million and is scheduled for completion in September 2001.

       (iii) assisting the FAA, as a subcontractor to TRW under the Weather Technical Assistance contract in the areas of program engineering, hardware and software engineering, program and project management, system test and evaluation, system implementation and human factors. This contract is a cost-plus-fixed-fee contract, has a total value of $3 million and is scheduled for completion in March 2000.

        (iv) providing engineering and management support services to the FAA as a subcontractor to SRC under the ANN Technical Assistance contract. This contract is a cost-plus-award-fee contract, has a total value of $5 million and is scheduled for completion in September 2000.

    DEPARTMENT OF JUSTICE. In February 1994, the DOJ awarded the Company a contract to assist the FBI in its program to streamline, consolidate and automate its Criminal Justice Information System, which serves over 80,000 law enforcement users. Under this seven-year contract, CTA is assisting the FBI in virtually every aspect of the engineering process, from procurement of new information systems to the re-engineering of the processes that this system supports. The DOJ contract is a combined fixed-price and cost-plus contract, has a total value of $40 million and is scheduled for completion in September 2001.

    TREASURY DEPARTMENT. Under a contract awarded in 1995, CTA provides system engineering and technical analysis support to the Treasury Department, primarily for the Internal Revenue Service's computer-based information processing system modernization effort. CTA's support functions include engineering services and telecommunication and security services. In the longer term, CTA will be developing and assessing advanced user interface concepts, technologies and prototypes (such as hypertext and speech recognition) and assessing and recommending tools and environments to support future software development. This contract is a time-and-materials contract, has a total value of $40 million and is scheduled for completion in June 2000.

    GENERAL SERVICES ADMINISTRATION. The Company performs under two contracts with the GSA.

        (i) The Company provides support for the Federal Supply Service's central offices, its eleven regional offices and its various commodity centers and depots. CTA's support includes system analysis and design, software engineering and development, system integration and test, mainframe to client server migration, training, database development and maintenance, local and wide area network implementations, 24-hour per day user assistance and Internet implementations of electronic commerce. The Federal Supply Service contract is a time-and-materials contract, has a total value of $27 million and is scheduled for completion in September 1996. The Company recently was awarded the follow-on contract to the original Federal Supply Service contract that was awarded to the Company in 1992. This contract, which is scheduled to commence at the expiration of the first contract, has a total value of $31 million and is scheduled for completion in September 2001.

        (ii) Under a five-year contract awarded in 1994, the Company provides business applications software support to U.S. government agencies within the GSA's Eastern Zone. Services provided by the Company under this contract include field software support, software maintenance, software testing, software independent verification and validation, software configuration management, software documentation development and user training. The Eastern Zone contract is a time-and-materials contract, has a total value of $26 million and is scheduled for completion in April 1999. The Company has entered into an agreement with a third party to assume the Company's obligations under this contract, subject to the approval and novation by the GSA.

    STATE GOVERNMENT AND COMMERCIAL

    YEAR 2000 CONVERSION. The Company has established a leading position in federal and state government Year 2000 Conversions with a completed contract for the Department of Veterans Affairs Austin Automation Center, which the Company believes is the only completed U.S. government agency Year 2000 Conversion to date, and ongoing projects with the GSA and the Air Force. CTA has expanded its position with the recent award of a $22 million contract from the State of Nebraska for Year 2000 Conversion of all of the State's mainframe application software and databases. CTA has developed a partnership with Viasoft Inc., a leading provider of date change conversion software tools, and is applying Viasoft's state-of-the-art tools to the Year 2000 Conversion problem. In addition, CTA's existing contracts with GSA, the Department of Veterans Affairs and the Navy allow other federal agencies to employ CTA for Year 2000 Conversions without lengthy competitions. To support its Year 2000 Conversion efforts, the Company is planning to establish conversion centers that will enable the Company to perform these conversions in a manner that will minimize disruptions for its customers. CTA is currently preparing to bid or has outstanding bids for 15 contracts with an estimated total value of over $350 million for state Year 2000 Conversion contracts and one contract with an estimated total value of $13 million for a federal Year 2000 Conversion.

    SYSTEMS ENGINEERING. In June 1996, the Company was awarded a contract by USAA, a San Antonio, Texas-based insurer, to provide technical and engineering support to the USAA Information Technology Division. The Company's functions include (i) program control, including resource forecasting and tracking and scheduling, (ii) systems engineering, including configuration management, systems requirements management and test planning and execution, (iii) procurement support, including the development of procurement strategies, evaluation criteria and requests for proposals and (iv) development of cost estimates for USAA procurement. The USAA contract is a time-and-materials contract, and is scheduled for completion in March 2000.

    EMERGING COMMERCIAL PROGRAMS. Through alliances with specialized software companies such as Manugistics Group, Inc. and Xyvision, Inc., the Company has initiated the development of its commercial IT business. Commercial contracts that have been awarded to the Company through these alliances include a contract with Reynolds Metals Corporation awarded in June 1995 to provide a fully integrated automated production scheduling system to be used to coordinate production activities at Reynolds Metals' Listerfield, Alabama aluminum plant and a contract with Allied Signal Inc. to produce documents using standard generalized mark-up language and document composition technology.

INFORMATION TECHNOLOGY SERVICES--CUSTOMERS

    To date, substantially all of CTA's IT revenues have been derived from contracts with the U.S. government. The Company's current IT customers include the Air Force, the DOJ, the Department of Veterans Affairs, the FAA, the GSA, NASA, the Navy, the NOAA, the Treasury Department and the State of Nebraska.

    The respective percentages of the Company's total IT revenues attributable to services performed for the DOD and for civil government customers in 1995, 1994 and 1993 are set forth below:

  YEAR        DOD      CIVIL GOVERNMENT
- ---------  ---------  -------------------
     1995        58%             42%
     1994        50%             50%
     1993        53%             47%

    IT business customers to whom sales in the aggregate for 1995 exceeded 10% of total IT revenues are shown below:

                                                                                PERCENTAGE
CLIENT                                                                      OF 1995 IT REVENUES
- ----------------------------------------------------------------------  ---------------------------
Naval Air Warfare Center (Navy).......................................                  29%
Electronic Systems Center (Air Force).................................                  18
GSA...................................................................                  18

INFORMATION TECHNOLOGY SERVICES--COMPETITION

    The IT services industry in which the Company operates is highly fragmented with no single company or small group of companies in a dominant position. The Company's competitors include large, diversified firms with substantially greater financial resources and larger technical staffs than the Company, such as BDM, Cap Gemini, CSC, EDS, Lockheed Martin, PRC, SAIC, as well as firms that receive preferences under government programs for small businesses. The firms that compete with the Company include consulting firms, computer services firms, applications software companies and accounting firms, as well as the computer service arms of computer manufacturing companies and defense and aerospace firms. In addition, the internal staffs of client organizations, non-profit federal contract research centers and universities are, in effect, competitors of the Company. See "Risk Factors--Competition."

    The primary competitive factors in the information services industry include technical, management and marketing competence, as well as price. The Company competes for commercial work by identification of unique market niches in which the Company believes it has superior technical products. The Company expects to compete successfully based on the quality of its products and services, its emphasis on client satisfaction, the technical expertise of its staff and the price at which its products and services are delivered. Such expectation is based on the judgment and experience of the Company's senior management.

MOBILE INFORMATION AND COMMUNICATIONS SERVICES

    As part of its strategy to leverage its expertise in information systems and small satellite technologies to enter into selected value-added wireless service opportunities, CTA is currently developing GEMtrak, an automated tracking and cargo status data system for unpowered mobile assets such as truck trailers, railcars and containers. CTA expects to invest approximately $8 million in developing and rolling out its GEMtrak business over the next two years.

    The COMMERCIAL CARRIER JOURNAL's Census of the Professional Truck Fleet Market estimates that there are 4.5 million truck trailers in the U.S. alone. Carriers recently have turned to wireless information systems to provide better information about customer deliveries. However, existing systems do not currently enable carriers to track their trailers or provide readily available information to customers concerning unpowered mobile assets. GEMtrak, in contrast, has been designed to serve as an automated data collection and cargo oversight system that reduces the errors and delays that can occur through a system dependent on physical trailer counts and communications between drivers and operation centers. The Company believes that by providing carriers with more accurate and timely information about trailer location, availability and status, GEMtrak will reduce trailer monitoring and rental costs, and offer fleet owners marketing and revenue enhancement opportunities.

    The Company has completed the development of the hardware and software required to operate the system and provide the information management reports to be used by the trailer fleet operators, and the GEMtrak system is currently being beta tested by three different carriers, each in a different market segment (i.e. truckload, less than truckload and specialty). The Company is negotiating reseller agreements with AT&T Wireless Services and RAM Mobile Data Systems to provide GEMtrak coverage over substantially all of the contiguous U.S. using those companies' established wireless data networks. The Company expects to initiate several pilot programs over the next six to nine months under which several hundred units will be placed in service each of several national trucking company fleets, with full commercial roll-out scheduled for the second half of 1997. The Company expects that its GEMtrak trailer
communication unit will be priced at between $          and $         per unit,
when purchased in volume, depending on features, with anticipated monthly
service charges of between $      and $         per unit per month, depending on
the level of service selected.

    Although the GEMnet project suffered the loss of an experimental satellite in a launch failure in 1995, the Company has responded by extending the GEMtrak system to support multiple wireless data systems, permitting immediate service while retaining the flexibility to support the system at a later date with other wireless media, including future LEO satellite constellations. The Company's investment in GEMnet was $13.4 million at the launch of the experimental satellite, of which the Company recovered $6.1 million in insurance proceeds. The remaining GEMnet investment of $7.3 million is carried by the Company as an asset and relates to non-recurring engineering, ground systems and software that management believes has continuing value in its planned GEMnet system. If the Company is unable to develop the GEMnet concept, the Company may have to expense substantially all or a portion of its $7.3 million GEMnet investment.

    The Company anticipates that the GEMtrak system will face competition from numerous existing and potential alternative communications products and services provided by various companies including AMSC, HighwayMaster, Orbcomm, Qualcomm and StarSys. There are a number of other companies that are developing LEO systems, some of which would likely be direct competitors of the Company in this market. See "Risk Factors--Mobile Information and Communications Services."

U.S. GOVERNMENT CONTRACTING

    TYPES OF CONTRACTS. The Company's services are provided primarily through three types of contracts: fixed-price, time-and-material and cost-reimbursable contracts. Fixed-price contracts require the Company to perform services under the contract at a stipulated price. Time-and-material contracts reimburse the Company for the number of labor hours expended at established hourly rates negotiated in the contract and the cost of materials incurred. Cost-reimbursable contracts reimburse the Company for all actual costs incurred in performing the contract, to the extent that such costs are within a specified maximum and allowable under the terms of the contract, plus a fee or profit. See "Risk Factors--Contract Profit Exposure and Dependence on Long-Term Fixed-Price Contracts."

    The following table shows the approximate percentage of revenue by contract type recognized by the Company during the indicated periods:

                                                         YEAR ENDED DECEMBER 31,              SIX MONTHS ENDED JUNE 30,
                                                  -------------------------------------  -----------------------------------
TYPE OF CONTRACT                                     1993         1994         1995                    1995         1996
- ------------------------------------------------     -----        -----        -----                   -----     -----------
Fixed-price.....................................          26%          10%          28%                     25%          34%
Time-and-material...............................          35           54           26                      28           26
Cost-reimbursable...............................          39           36           46                      47           40
                                                         ---          ---          ---                     ---          ---
  Total.........................................         100%         100%         100%                    100%         100%
                                                         ---          ---          ---                     ---          ---
                                                         ---          ---          ---                     ---          ---

TYPE OF CONTRACT
- ------------------------------------------------
Fixed-price.....................................
Time-and-material...............................
Cost-reimbursable...............................
  Total.........................................

    The Company's fixed-price contracts include firm fixed-price ("FFP") and fixed-price incentive ("FPI") contracts. The Company assumes greater financial risks and has potentially greater profit margins on FFP contracts than on FPI contracts because full responsibility is placed on the Company in FFP contracts to provide stipulated services for a firm price. An FPI contract provides for an adjustment to profit based upon how effectively the Company controls costs. Under an FPI contract, the Company and the customer agree to share any overrun or underrun realized when the final cost is different than the established target cost. In the case of an overrun, the Company and the customer share up to the established ceiling price at which point the Company bears the total risk. Both of these types of contracts provide the incentive of higher profits when costs are controlled, along with the associated risk of lower profits when target costs are exceeded or ultimate loss when costs exceed the ceiling price. For the six months ended June 30, 1996 and 1995, 4.1% and 6.8%, respectively, of the Company's contract revenues derived from fixed-price contracts were FPI and the remainder FFP.

    GOVERNMENT CONTRACT REQUIREMENTS. Many of the government programs in which the Company participates as a contractor or subcontractor may extend for several years, but they are normally funded on an annual basis. The Company's U.S. government contracts and subcontracts are subject to modification, curtailment and termination in the event of changes in government funding. Accordingly, all of the Company's contracts and subcontracts involving the U.S. government may be terminated at any time by the U.S. government, without cause, for the convenience of the U.S. government. If a U.S. government contract is terminated for convenience, the Company would be entitled to receive compensation for the services provided or costs incurred at the time of termination and a negotiated amount of the profit on the contract. See "Risk Factors--Dependence on U.S. Government Contracts."

    Among the factors that could materially adversely affect the Company's U.S. government contracting business are budgetary constraints, changes in fiscal policies or available funding, reduction of defense or aerospace spending, changes in U.S. government programs or requirements, curtailment of the U.S. government's use of technology services firms, the adoption of new laws or regulations, technological developments and general economic conditions. In addition, increased competition and U.S. government budget constraints in the defense area, and in areas not related to defense, may limit future growth in Company revenues from U.S. government agencies and contractors. See "Risk Factors--Concentration of Customers."

    The Company's costs and revenues under government contracts are subject to adjustment as a result of annual audits performed by the DCAA on behalf of the DOD. Audits of the Company by the DCAA and other agencies have been completed for all years through 1991 without material adjustment. See "Risk
Factors--Contracts with U.S. Federal, State and Local Governments."

RESEARCH AND DEVELOPMENT

    The Company's research and development programs seek to develop new products and services that will improve the Company's ability to meet the current and future needs of its customers. Through its research and development programs, CTA continues to broaden its capability and skills, as exemplified by its innovations in small satellite technologies such as a low-cost reaction wheel, the use of GPS for attitude determination, the adaptation of commercial battery technology, the development of composite structures, the development of Digital Solid State Memory and the use of space borne encryption. Also in the satellite arena, CTA has developed a new generation of lightweight satellites, the most stable gravity gradient satellite, the first LEO constellation of communications satellites, the first commercial imaging remote sensing satellites and the first small DBS satellite.

    The Company's research and development programs are funded through a combination of Independent Research and Development ("IRAD") and Contract Research and Development ("Contract R&D"):

    IRAD. IRAD refers to research and development costs that are not sponsored by, or required in performance of, a contract or grant. IRAD projects are designed to enhance the performance and effectiveness of the Company's day-to-day engineering operations. The Company has developed tools and methodologies for efficient software development including automated code generators that may have future commercial applications. To date, product development related revenues have not been significant. No other party has an interest in any future revenues derived from potential IRAD products. The Company's selling, general and administrative expenses include IRAD of $0.8 million for the six month period ended June 30, 1996 and $2.6 million, $0.9 million and $1.1 million for 1995, 1994 and 1993, respectively. The significant increase in 1995 stems from IRAD work performed related to the Company's INDOSTAR contract.

    CONTRACT R&D. Contract R&D projects are specifically contracted for and funded by the federal government. The primary purpose of Contract R&D programs is to advance scientific and technical knowledge and to apply that knowledge to achieve specific goals of the agency providing the funding. The Company is currently performing Contract R&D for the Advanced Research Projects Agency ("ARPA"), an agency of the DOD. The Company-funded development of ProcessTOOLS is being augmented by ARPA for the application of ProcessTOOLS to ARPA's Agile Manufacturing and Maritech Programs. The Company expended $0.9 million for the six months ended June 30, 1996 and $3.0 million and $3.6 million in 1995 and 1993, respectively. No expenditures were made in 1994. The Company intends to pursue additional funding sources in the future. Certain future Contract R&D programs may provide that the Company expend non-reimbursable funds as a condition of sharing the benefits of the research with the sponsoring agency or customer. The Company expended no such funds for the six months ended June 30, 1996, and in 1995 or 1994 and $0.1 million in 1993.

    Under the terms of most Contract R&D programs, the Company generally has interests in any future revenues derived from products eventually arising from the research, depending in part on the terms and conditions of the individual Contract R&D program. To the extent that Contract R&D programs with the

U.S. government lead to a marketable product or process, the Company generally will own the right to such product or process and may acquire patent protection, subject to the government's right to use such product or process on a royalty-free basis. No such revenue from any such product or process has been realized to date.

BACKLOG

    The Company's total backlog was approximately $535 million at June 30, 1996 and $511 million, $453 million and $293 million at December 31, 1995, 1994 and 1993, respectively. The Company's backlog is comprised of the unrealized portions of the Company's U.S. government contracts, U.S. government-related contracts and commercial contracts. Backlog for government and government-related contracts consists of either funded or unfunded backlog. Funded backlog consists of the dollar portion of contracts that is currently appropriated by the government client or other clients and allocated to the contract by the purchasing government agency or otherwise authorized for payment by the client upon completion of a specified portion of work. Unfunded backlog consists of the total unrealized award value of the contract less the contract value funded by the customer, and includes multi-year incrementally funded contracts, delivery orders, and task orders which remain at the customers' discretion to fund. Unfunded government backlog comprised approximately 80% of total backlog at June 30, 1996, as compared to approximately 79% of total backlog at December 31, 1995. Commercial and other backlog comprised approximately 10% of total backlog at June 30, 1996 as compared to approximately 9% of total backlog at December 31, 1995. There can be no assurance that the Company's backlog will be converted into revenues. See "Risk Factors--Backlog."

    The total backlog at December 31, 1993, 1994, and 1995, and June 30, 1995 and 1996, for the Company and for each of the Space and Telecommunications Systems and IT businesses is set forth below:

THE COMPANY

                                                   DECEMBER 31,                  JUNE 30,
                                          -------------------------------  --------------------
                                            1993       1994       1995       1995       1996
                                          ---------  ---------  ---------  ---------  ---------
                                                        (IN MILLIONS)
Government
    Funded..............................  $      36  $      66  $      61  $      53  $      55
    Unfunded............................        256        367        406        416        427
Commercial and Other....................          1         20         44         80         53
                                          ---------  ---------  ---------  ---------  ---------
  Total.................................  $     293  $     453  $     511        549  $     535
                                          ---------  ---------  ---------  ---------  ---------
                                          ---------  ---------  ---------  ---------  ---------


SPACE AND TELECOMMUNICATIONS SYSTEMS
Government
    Funded..............................  $       6  $      11  $       9  $      11  $      10
    Unfunded............................         15         25         80        101         94
Commercial and Other....................          1         20         44         80         31
                                          ---------  ---------  ---------  ---------  ---------
  Total.................................  $      22  $      56  $     133  $     192  $     135
                                          ---------  ---------  ---------  ---------  ---------
                                          ---------  ---------  ---------  ---------  ---------

INFORMATION TECHNOLOGY SERVICES
Government
    Funded..............................  $      29  $      55  $      52  $      42  $      47
    Unfunded............................        241        342        326        315        331
Commercial and Other....................          0          0          0          0         22
                                          ---------  ---------  ---------  ---------  ---------
  Total.................................  $     270  $     397  $     378  $     357  $     400
                                          ---------  ---------  ---------  ---------  ---------
                                          ---------  ---------  ---------  ---------  ---------

    The RID contract and the NASA Code 740 contract represented approximately 12% and 13% of total backlog at June 30, 1996. Approximately $30 million or 6% of total backlog at June 30, 1996 was related to the INDOSTAR contract. The Company expects that approximately 50% of the Company's total backlog as of June 30, 1996 will result in revenues in the twelve month period ending June 30, 1997. The Company's total backlog of $549 million as of June 30, 1995 included $52 million attributable to the Company's Eastern Zone contract, whereas total backlog as of June 30, 1996 included approximately $3 million attributable to the Eastern Zone contract. In March 1996, the Company reduced its estimate of the contract value and profitability of its Eastern Zone contract, resulting in an approximate $43 million reduction in unfunded backlog at June 30, 1996. In addition, the Company has entered into an agreement with a third party to assume the Company's obligations under this contract, subject to the GSA's approval and novation.

    Although unfunded backlog can include up to the stated award value of the contract including renewals or extensions that have been priced but still remain at the discretion of the customer whether to fund, the Company, to be conservative, often recognizes only a portion of stated award values on multi-year contracts into its backlog records. Because many of the Company's contracts are multi-year contracts, total backlog may include revenues expected to be realized several years into the future. The unfunded backlog may not be an indicator of future contract revenues or earnings because there is no assurance that the unfunded portion of the Company's backlog will be funded. In addition, most of the contracts included in backlog are subject to termination for the convenience of the government customer. See "Risk Factors--Backlog."

INTERNATIONAL OPERATIONS

    The Company recognized revenues from PT MediaCitra Indostar of $30.8 million (30.6% of total revenues) for the six months ended June 30, 1996 as compared to $58.1 million (26.8% of total revenues) in 1995, $7.9 million (5.5% of total revenues) in 1994 and $0.7 million (0.6% of total revenues) in 1993.

    The Company's future growth is dependent, in part, on continuing to increase its sales to foreign customers and its expansion into additional foreign markets. The Company expects that sales to foreign customers will be an increasing portion of the Company's business, and while management believes that the Company's experience serving the domestic market translates into an ability to serve foreign customers, no assurance can be given that the Company's efforts will succeed.

PROPRIETARY INFORMATION

    The Company relies upon trade secrets, know-how and continuing technological innovation and licensing opportunities to develop and maintain its competitive position and believes that its business is dependent on its technical and organizational knowledge, practices and procedures. The Company claims a proprietary interest in certain of its work products, software programs, methodologies and know-how, including proprietary designs and know-how related to STARbus, and some of the proprietary information is protected by confidentiality agreements and other means. The Company also has filed a U.S. patent application covering GEMtrak's asset monitoring systems in order to protect its position in the unpowered mobile asset monitoring market. There can be no assurance, however, that these measures will prevent the unauthorized disclosure or use of the Company's technical knowledge, practices and procedures or that others may not independently develop similar knowledge, practices or procedures. See "Risk Factors-- Proprietary Information."

    The U.S. government has certain proprietary rights to software programs and other products that result from the Company's services under U.S. government contracts or subcontracts. The U.S. government may disclose such information to third parties, including competitors of the Company. In the case of subcontracts, the prime contractors may also have certain rights to such programs and products.

    The Company may be the subject of claims of third parties which assert that the Company's use of certain software programs, methodologies, procedures and know-how infringes on the patent, copyright or other proprietary rights of such third parties. See "Risk Factors--Proprietary Information."

REGULATION

    The ability of the Company and its customers to pursue their business activities is regulated by various agencies and departments of the U.S. government. Commercial space launches initiated in the U.S. require licenses from the DOT. Operation of commercial communications satellites requires licenses from the FCC and frequently requires the approval of foreign regulatory authorities as well. Private remote sensing satellites require a license from the DOC. Exports of space-related products, services and technical information frequently require licenses from the Department of State or the DOC.

    Exports of space-related products, services and technical information frequently require licenses from the Department of State or the DOC. In addition, in connection with launches, the Company may be required to obtain from the U.S. government a technical data export license and a hardware export license in order to transport the satellite and related equipment to the proposed launch site.

    The Company has been advised by its Indonesian customer that the customer has obtained or is in a position to readily obtain all material Indonesian regulatory approvals or coordination agreements necessary for the operation of the INDOSTAR satellite. Any change in the political and regulatory environment in Indonesia that results in the revocation of, or failure to obtain, such approvals could have a material adverse effect on the Company's results of operations.

    The Company has applied for an FCC license to construct, launch and operate a low-earth orbit constellation of small data communications satellites in the FCC's so-called "Little LEO" proceeding. Although GEMtrak service will begin in the U.S. without satellite support, it will use third party terrestrial wireless networks. In the future, GEMnet will require an FCC license to support satellite-based second-generation GEMtrak service in the U.S. Satellite service outside the U.S. would not require an FCC license, but would require a license from local telecommunications regulatory authorities and coordination with the ITU. There can be no assurance that any such licenses will be granted, or that such coordination will be successful.

EMPLOYEES

    At August 30, 1996, the Company had 1,323 full-time and 92 part-time employees, approximately 83% of whom are in technical engineering and 17% are in management and support positions. Approximately 92% of the Company's professional staff possess bachelor degrees, with 34% holding advanced degrees including 15% with doctoral degrees. None of the Company's employees is represented by a labor union, and the Company considers its relations with its employees to be good.

    The Company believes that its future success will depend in large part upon the continued service of its senior management personnel, and upon the Company's continuing ability to attract and retain highly qualified managerial operational, technical and sales and marketing personnel. Competition for highly qualified personnel is intense and there can be no assurance that the Company will be able to retain its key personnel or that it will be able to attract and retain additional qualified personnel in the future.

FACILITIES

    The Company leases its 49,451 square foot corporate headquarters in Rockville, Maryland under a lease expiring in 1999. The Company currently owns a 3.5% fixed ownership interest in the partnership that owns the corporate headquarters building. In addition, the Company has principal leased facilities in Ridgecrest, California; Colorado Springs, Colorado; McLean, Virginia and Bedford, Massachusetts. The Company believes that these properties are adequate to serve the Company's present business operations. The Company believes that if it were unable to renew the leases on any of its facilities, other suitable facilities would be available to meet the Company's needs.

LEGAL PROCEEDINGS AND CERTAIN CLAIMS

    The Company is currently involved in certain legal proceedings incidental to the ordinary course of its business. The Company does not believe that any liabilities relating to the legal proceedings to which it is a party are likely to be, individually or in the aggregate, material to its consolidated financial position or results of operations.

    The Company has applied for registered trademarks covering the names GEMtrak-TM-, GEMnet-TM-, GEMnode-TM-, GEMtags-TM-, GEMmail-TM- and GEMstar-TM-. A third party has filed an objection challenging the Company's "GEM" mark in connection with satellite-based services. At present, such proceeding is in its preliminary phases and no evaluation as to its probable outcome is possible at this time.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth certain information regarding the directors and executive officers of the Company as of September 9, 1996:

NAME                                                     AGE                           POSITION
- ----------------------------------------------------  ---------  ----------------------------------------------------

C.E. Velez..........................................         56  President, Chief Executive Officer and Chairman of
                                                                 the Board

Ricardo de Bastos...................................         58  President-Space and Telecommunications Systems and
                                                                 Director

Raymond V. McMillan.................................         63  President-Information Technology Services and
                                                                 Director

George S. Sebestyen.................................         63  President-CTASS

Gregory H. Wagner...................................         48  Executive Vice President, Chief Financial Officer
                                                                 and Treasurer

Terry J. Piddington.................................         53  Executive Vice President

Emanuel J. Fthenakis(1).............................         67  Director

Harvey D. Kushner(1)................................         65  Director

George W. Morgenthaler(2)...........................         69  Director

James M. Papada, III(2).............................         48  Director

Arturo Silvestrini(2)...............................         65  Director

John L. Slack(2)....................................         58  Director

John W. Townsend, Jr.(1)............................         72  Director

- ------------------------

(1) Member of the Compensation Committee of the Board of Directors.

(2) Member of the Audit Committee of the Board of Directors.

    Dr. C.E. "Tom" Velez, a founder of the Company, has been President and Chairman of the Board since the Company's organization in 1979. Prior to founding the Company, Dr. Velez was employed by Martin Marietta Aerospace for three years as Director, Software Engineering Research and Development, and was previously employed at the NASA Goddard Space Flight Center for 12 years in various positions including Chief of the Systems Development and Analysis Branch. Dr. Velez is also a director of Constellation and EarthWatch.

    Ricardo de Bastos has been Executive Vice President of the Company since April 1996 and as a Director of the Company since August 1996. Prior to joining CTA, he was employed for more than 36 years by Astro Space which has been a division of RCA, General Electric and Martin Marietta and is currently a division of Lockheed Martin. His last assignment was as Executive Vice President of Lockheed Martin Astro Space Commercial Company.

    Raymond V. McMillan has been a Director of the Company since August 1996 and President of Information Technology Services since April 1996 and before that had been Executive Vice President of the Company since February 1991. From 1988 to 1991, he was a Vice President of the Company. From

1984 to 1987, he was a Brigadier General in the Air Force responsible for management of the integration and test of the DOD's Integrated Tactical Warning and Attack Assessment System.

    George S. Sebestyen is President of CTASS, a company he founded in 1978. Prior to 1978, Dr. Sebestyen was Vice President and General Manager of the Navy Systems and Advanced Projects Division of the Boeing Aerospace Company.

    Gregory H. Wagner has been Executive Vice President and Chief Financial Officer and Treasurer of the Company since November, 1992. From 1988 to 1992, he was Vice President of Finance of the Company. Mr. Wagner was previously employed with Martin Marietta Aerospace for ten years in various positions, most recently as Director of Business Management.

    Terry J. Piddington has been Executive Vice President of the Company since February 1987. From 1985 to 1987, he was a Vice President of the Company's Systems Engineering Services Division.

    Emanuel J. Fthenakis has been a Director of the Company since August 1992. From 1971 to 1991, he was employed by Fairchild Industries, serving as CEO from 1985 to 1991 and Chairman of the Board from 1986 to 1991. He currently owns a consulting firm, CEF Corporation.

    Harvey D. Kushner has been a Director of the Company since July 1989. Mr. Kushner formed Kushner Management Planning Corporation in 1988 which is a professional services firm advising in management, business and technology development. From 1987 to 1988, he was an officer of Atlantic Research Corporation. Prior to 1987, Mr. Kushner had been employed by the ORI Group for 33 years, having served as Chairman of the Board of Directors, Chief Executive Officer, and President for 20 years.

    George W. Morgenthaler has been a Director of the Company since August 1991. From 1986 to the present, he has served on the faculty of the University of Colorado at Boulder as Professor, Aerospace Engineering Sciences. He previously served four years as Department Chairman and Associate Dean of the College of Engineering and Applied Science. From 1960 to 1986, he was with Martin Marietta; his last position was as Vice President of Energy, Technology and Special Products. He is on the Board of Directors of Dynamic Materials Corp., a Nasdaq company.

    James M. Papada, III has been a Director of the Company since August 1996. Since prior to 1991, he has been a senior partner in the corporate department of the law firm of Stradley, Ronon, Stevens & Young, a limited liability partnership in Philadelphia, Pennsylvania, specializing in merger and acquisition transactions. He is also the Chairman of the Board of Technitrol, Inc., a multi-national, diversified manufacturing company listed on the American Stock Exchange. He is also a Director of ParaChem Southern, Inc., a manufacturer of specialty chemical products. From February 1983 until December 1987, Mr. Papada was President and Chief Operating Officer of Hordis Brothers, Inc., a privately held glass fabricator.

    Arturo Silvestrini has been a Director of the Company since August 1991. Since November, 1991 he has been President and CEO of Earth Observation Satellite Corporation. From 1965 to 1991, he was with Computer Sciences Corporation, most recently as Senior Vice President for European operations.

    John L. Slack has been a Director of the Company since August 1991. From 1977 to 1980, he was Vice President, Command and Information Systems of Martin Marietta. In 1985, he began a systems engineering and professional services firm. Mr. Slack is currently a Director, President and CEO of DBA Systems, Inc.

    John W. Townsend, Jr. has been a Director of the Company since August 1991. From 1987 to 1990, he was Director of the National Aeronautics and Space Administration's Goddard Space Flight Center. He was formerly a member of the advisory board of Loral Corporation.

    Executive officers are reviewed annually by the Board of Directors and serve at the pleasure of the Board.

BOARD OF DIRECTORS

    The Company's Board of Directors is comprised of ten directors. The Board of Directors is expected to be divided into three separate classes, with each class consisting of an equal number of directors (or as close to equal as possible). It is expected that each class of directors will be elected for a term of three years, with the term of the directors in each class expiring in successive years.

COMMITTEES

    The Compensation Committee of the Board of Directors consists of Messrs. Kushner, Fthenakis and Townsend. The Compensation Committee determines the compensation of the President and Chief Executive Officer and reviews recommendations of the President and Chief Executive Officer concerning compensation for other executives and incentive compensation of employees of the Company, subject to ratification by the full Board of Directors. The Compensation Committee also administers the 1991 Plan and the ESOP.

    The Audit Committee of the Board of Directors consists of Messrs. Slack, Morgenthaler, Papada and Silvestrini. The Audit Committee reviews the results and scope of the audit and other services provided by the Company's independent auditors, as well as the Company's accounting principles and its system of internal controls, and reports the results of these reviews to management and to the full Board of Directors.

DIRECTORS' ANNUAL COMPENSATION

    Outside directors receive an annual retainer fee of $10,000, payable in quarterly installments in shares of Common Stock, a fee of $1,000 for each directors' meeting attended and a fee of $500 for each meeting of a committee of the Board of Directors attended. Directors' fees for Board meetings or Board committee meetings are payable at a director's election in cash or shares of Common Stock and, if paid in Common Stock, the director is granted options to purchase an equal number of shares of Common Stock. Directors may receive additional compensation for consulting services provided to the Company. From August 1995 to August 1996, outside directors received an annual retainer fee of $2,000, a fee of $2,000 for each meeting attended and a fee of $1,000 for each meeting of a committee of the Board attended. Directors' fees for Board meetings or Board committee meetings attended were payable at a director's election in cash or Common Stock.

    At the beginning of their term in August 1995, outside directors were offered stock options by the Company to purchase up to $10,000 worth of Common Stock at the prevailing price at which shares were sold in the Limited Market at the time of exercise. Upon the purchase of shares pursuant to such options, each director was granted an additional option for a number of shares equal to the number of shares purchased under the initial option. The second option is exercisable after two years and at an exercise price equal to the market price on the date such second option is granted. In August 1995, Dr. Townsend and Mr. Kushner accepted the offer.

CONSULTING ARRANGEMENTS WITH DIRECTORS

    The Company paid Mr. Kushner $19,414 in 1995 and $8,750 in 1996 to date for consulting services with respect to business development under a consulting agreement. This agreement commenced in January 1995.

    The Company paid Mr. Fthenakis $7,202 in 1995 and $28,520 in 1996 to date for consulting services with respect to business development under a consulting agreement. This agreement commenced in January 1995.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Compensation Committee is currently composed of Messrs. Kushner, Fthenakis and Townsend. The Company is not aware of any compensation committee interlocks.

EXECUTIVE COMPENSATION

    The following table sets forth information regarding the compensation for 1995, 1994 and 1993 of the Company's Chief Executive Officer and the four other most highly compensated executive officers in 1995 (the "Executive Officer Group") for services rendered in all capacities to the Company:

                           SUMMARY COMPENSATION TABLE

                                             ANNUAL COMPENSATION
                              --------------------------------------------------

NAME AND PRINCIPAL                                               OTHER ANNUAL      OPTION       ALL OTHER
  POSITION(S)                   YEAR     SALARY($)  BONUS($)   COMPENSATION($)(2)  AWARDS    COMPENSATION($)(3)
- ----------------------------  ---------  ---------  ---------  -----------------  ---------  ---------------

C.E. Velez (1)..............  1995         253,454          0          1,691             --         6,300
  President, Chief Executive  1994         243,600     93,200            926             --         4,500
  Officer and Chairman of     1993         236,015    153,000          1,343             --        60,610
  the Board

Raymond V. McMillan.........  1995         166,385          0          2,616             --        16,915
  President-Information       1994         157,500     41,504            599         20,000        14,207
  Technology Services         1993         161,165     73,000          2,353             --        15,482

George S. Sebestyen.........  1995         191,219          0          3,008             --       169,300(4)
  President-CTASS             1994         181,002     31,500              0             --        24,583
                              1993         173,389          0            713             --        16,472

Martin N. Titland(5)........  1995         184,689          0          1,828             --        21,538
  Executive Vice President    1994         177,617     49,832            674         12,000        22,009
                              1993         171,942     73,000          1,597         30,000        16,100

Gregory H. Wagner...........  1995         150,007          0            768             --        27,085
  Executive Vice President,   1994         147,000     62,595            558             --         8,864
  Chief Financial Officer     1993         140,730     64,000            799             --        12,651
  and Treasurer

- ------------------------------

(1) Dr. Velez currently has outstanding certain loans from the Company. See "Certain Transactions."

(2) Represents long term disability premiums and group life insurance premiums for amounts in excess of $50,000.

(3) Includes amounts of the Company's contributions allocated to participants' accounts pursuant to the Company's 401(k) plan and ESOP, other relocation reimbursements, compensation from the exercise of stock options and miscellaneous cash payments pursuant to the Company's cafeteria plan.

(4) Includes payment of $160,000 pursuant to the award of a commercial contract.

(5) Martin N. Titland retired as Executive Vice President of the Space and Telecommunications Systems business on September 6, 1996. The Company and Mr. Titland have entered into a three year consulting agreement which provides for compensation of $96,000 per annum for approximately 960 hours of service in each of the first two years of the agreement.

    Ricardo de Bastos, who joined the Company in April 1996 as the President of the Space and Telecommunications Systems business, receives an annual salary of $200,000. In addition, Mr. de Bastos received other compensation of $125,000 in cash (after tax) and other compensation of $4,500 in connection with his hiring, and will receive 13,171 shares of Common Stock (which will vest over three years), and options to purchase 26,342 shares of Common Stock (which will vest over three years).

OPTION GRANTS DURING 1995

    During fiscal 1995, the Company granted options under the 1991 Plan to purchase an aggregate of 15,250 shares of Common Stock at exercise prices ranging from $8.97 to $9.39 per share. No stock options were granted to any member of the Executive Officer Group during fiscal 1995.

    Since January 1, 1996, the Company has granted certain key executives options under the 1991 Plan to purchase an aggregate of 228,632 shares of Common Stock at an exercise price of $9.49 per share, including 26,342 options to purchase shares of Common Stock granted to Ricardo de Bastos.

FISCAL YEAR-END OPTION VALUES

    The following table sets forth information concerning the exercise of stock options during fiscal 1995 and the number and value of unexercised stock options held at year end by each member of the Executive Officer Group. No stock options were exercised by members of the Executive Officer Group during fiscal 1995.

                                            NUMBER OF SECURITIES       VALUE OF UNEXERCISED
                                           UNDERLYING UNEXERCISED    IN-THE-MONEY OPTIONS AT
                                            OPTIONS AT FY-END (#)           FY-END ($)
NAME                                       EXERCISABLE/UNEXERCISABLE EXERCISABLE/UNEXERCISABLE(1)
- -----------------------------------------  -----------------------  --------------------------

C.E. Velez...............................             0                         0

Raymond V. McMillan......................       5,000/17,000              54,120/95,192

George S. Sebestyen......................             0                         0

Martin N. Titland........................       60,000/12,000             612,860/94,020

Gregory H. Wagner........................         73,000/0                  889,960/0

- ------------------------

(1) There was no public trading market for the Common Stock on December 31, 1995. Accordingly, solely for purposes of this table, the values in this column have been calculated on the basis of an assumed initial public offering price of $15.00, less the aggregate exercise price of the options.

STOCK OPTIONS

    NON-QUALIFIED STOCK OPTIONS

    Non-qualified stock options have been granted to directors and certain key employees pursuant to individual agreements. As of August 31, 1996, non-qualified stock options to purchase 494,870 shares of Common Stock having a weighted average exercise price of $7.38 per share were outstanding.

1991 PLAN

    In 1991, the Company established the 1991 Plan in which directors, officers and other employees of, and consultants to, the Company may participate. Options granted under the 1991 Plan can be qualified or non-qualified stock options. An aggregate of 1,000,000 shares of the Common Stock is authorized for issuance under the 1991 Plan, of which 377,274 shares remain available for grant. The 1991 Plan is administered by the Compensation Committee of the Board of Directors. The Compensation Committee determines, among other things, to whom options or stock bonuses will be granted and the times at which grants will be made, as well as the terms of each option or bonus. During 1993, employees purchased 102,830 of such shares and received 77,530 bonus shares pursuant to these programs. During 1994, employees purchased 141,793 of such shares and received 107,140 bonus shares. During 1995, employees purchased 15,061 of such shares and received 15,061 bonus shares. During the first six months of 1996, employees purchased no such shares and received no bonus shares. The Company intends to grant options to purchase 175,000 shares of Common Stock at the public offering price upon the consummation of the Offerings.

BONUS PLAN

    The Company has individual incentive plans for its executive officers which provide for cash bonuses to be awarded based upon financial performance in relation to criteria set forth in the incentive plans. Payment of these bonuses is usually made after year-end. The Company also provides two levels of awards for specific achievements by all levels of Company employees. Spot bonus awards and major contribution awards may be made based upon the written recommendation and approval of the appropriate levels of management.

    Bonus expense is recorded each year to match the incentive plans pertaining to that year. Any unpaid bonus amounts are recorded as a liability and subsequent payments reduce the liability balance when made. At December 31, 1995 and 1994, respectively, the Company had accrued bonus liabilities of $1.2 million and $1.1 million for 1995 and 1994. Payments made subsequent to December 31, 1995 and 1994 were $0.8 million and $1.3 million respectively.

THE 401(K) PLAN

    The Company sponsors a qualified 401(k) plan (the "401(k) Plan") which allows participants to make before-tax salary deferral contributions. Employees may contribute to the 401(k) Plan up to 15% of their 401(k) Plan eligible compensation with a maximum in 1996 of $9,500. The Company will match employee contributions for an amount up to 3% of each employee's 401(k) Plan eligible compensation. The Company may contribute additional amounts not based upon the employee's elective contributions at the discretion of the Board of Directors, which are allocated on the basis of each participant's compensation. The Company's contributions to the 401(k) Plan generally vest over four years.

    The Company added its Common Stock as an investment alternative in the 401(k) Plan in December 1993. Participants are restricted to not more than 20% of their balances as an investment in Common Stock.

DESCRIPTION OF THE ESOP PLAN

    The Company sponsors an employee stock ownership plan ("ESOP"), which was adopted in 1988. The ESOP is a qualified stock bonus plan under Section 401(a) of the Code and an employee stock ownership plan under Section 4975(e)(7) of the Code. The ESOP is designed to enable participating employees to share in the growth and prosperity of the Company while providing them with the opportunity to accumulate capital for their future. All contributions to the ESOP are made by the Company. Contributions are proportionately allocated on the basis of each eligible participant's compensation. ESOP shares vest over four years. Upon distribution of ESOP shares to participants and their beneficiaries, the Company may be required to purchase such shares at fair market value if such shares are not readily tradable on an established market. The ESOP presently holds 514,720 shares of Common Stock. See "Principal Stockholders."

PRIOR LIMITED MARKET FOR COMMON STOCK

    The Company established the Limited Market for the Common Stock in 1992 to enable employees to make limited purchases and sales of shares of Common Stock by registering 2,012,180 shares of Common Stock including Stock held by certain officers and directors of the Company (the "Limited Market Registration") with the Commission for sale to the Company's employees, directors and consultants in connection with the 1991 Plan, to a trustee for the benefit of employees under ESOP, upon exercise of options granted under certain stock option agreements and to employees, consultants and directors pursuant to bonuses granted by the Company. The Limited Market enabled certain stockholders to sell shares of Common Stock to qualified persons and, in certain circumstances, the Company, at prices based on a formula on five occasions since 1992. All of the shares of Common Stock sold in connection with the Limited Market Registration are subject to certain restrictions (including restrictions on transferability) and certain other contingencies under the terms of stock restriction agreements, which will automatically terminate upon the consummation of the Offerings.

    The formula price was based on a variety of factors, such as the book value of the Company, the after-tax profits of the Company, the number of shares of Common Stock outstanding and the change in both the Company's revenues and profit margins of the Company's contracts, discounted for the limited liquidity of the Common Stock and adjusted based on a market index of comparable companies. In connection with the Board's annual determination of the appropriate formula price, Legg Mason Wood Walker, Incorporated was asked to recommend to the Board of Directors (i) the discount factor to reflect the limited liquidity of the Common Stock and (ii) the market index to reflect existing securities market conditions, and provide to the Board of Directors an assessment as to whether the price calculated as of the end of the relevant fiscal year was within a range that Legg Mason Wood Walker, Incorporated considered reasonable. At December 31, 1995, the formula price, based upon the relevant discount factor and market index, and certain other factors, was $9.49 per share.

                              CERTAIN TRANSACTIONS

    During 1995, the Company discontinued the operations of its Simulation Systems Division, which manufactured aircraft flight simulators for sale or lease. The assets of the division consisted primarily of a cockpit flight simulator and various fixed assets, which had an aggregate value of $3.1 million, net of accumulated depreciation. These assets were sold on September 1, 1995 to a company principally owned by Mr. Claussen, one of the Company's principal stockholders, for two notes secured by the assets with an aggregate principal amount of $2.2 million, bearing interest at the Company's borrowing rate which has ranged between 6.00% and 7.75% per annum, and a 15% minority interest in the entity purchasing the division, which has been assigned a value of $0.2 million. In March 1991, the Company made a loan to Mr. Claussen of $368,623 for the purchase of his new residence. The interest rate on this loan varied from 4.69% to 7.75% per annum and equaled the interest rate on the Company's revolving line of credit under the Credit Facility. Mr. Claussen paid all outstanding principal and accrued interest on the loan in January 1996.

    Between May 1993 and July 1995, the Company made loans aggregating $500,000 to Dr. Velez for the purchase and construction of a new residence, evidenced by a revolving promissory note due August 2000 bearing interest at the same rates applicable to the Company under its Credit Facility, which have ranged between 6.00% and 7.75% per annum. Interest on this loan is payable annually in July of each year and has been paid in cash and, in 1996, with the consent of the Company, in the form of a $43,000 promissory note due February 19, 1997, bearing interest at the same rate as the revolving promissory note. Both notes are secured by a pledge of shares of Common Stock owned by Dr. Velez.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information with regard to the beneficial ownership of the Common Stock as of August 31, 1996 (assuming the Underwriters' over-allotment option is not exercised), by (i) each person known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each director, each executive officer and each member of the Executive Officer Group and (iii) all current directors and executive officers of the Company as a group:

                                                               PERCENT BENEFICIALLY
                                                                      OWNED
                                            SHARES      ----------------------------------
  NAME AND ADDRESS                       BENEFICIALLY       BEFORE        AFTER OFFERINGS
     OF BENEFICIAL OWNER                  OWNED (1)        OFFERINGS            (2)
- --------------------------------------  --------------  ---------------  -----------------
5% Stockholders:
  C.E. Velez..........................     2,550,000            55.9%             31.9%
  ESOP................................       514,720            11.3               6.4
  B.A. Claussen.......................       499,796(3)         10.7               6.2
  Terry J. Piddington.................       241,707             5.3               3.0
Directors and executive officers:
  C.E. Velez..........................     2,550,000            55.9              31.9
  Terry J. Piddington.................       241,707             5.3               3.0
  George S. Sebestyen.................       136,744             3.0               1.7
  Gregory H. Wagner...................        74,400             1.6                 *
  Martin N. Titland...................        82,216(4)          1.8                 *
  Raymond V. McMillan.................        21,918               *                 *
  John W. Townsend, Jr................        13,222(5)            *                 *
  George W. Morgenthaler..............         9,291(6)            *                 *
  John L. Slack.......................         3,698(7)            *                 *
  Harvey D. Kushner...................         2,176(8)            *                 *
  Ricardo de Bastos...................             0               *                 *
  Emanuel J. Fthenakis................           263               *                 *
  James M. Papada, III................           263               *
All current directors and executive
  officers as a group (13 persons as
  of August 31, 1996).................     3,136,777           [68.8%]            39.2%

- ------------------------

*   Less than 1%.

(1) Except as otherwise indicated, the persons in this table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable and subject to the information contained in the footnotes to this table. Shares not outstanding but deemed beneficially owned by virtue of the right of a person or group to acquire them within 60 days are treated as outstanding only for purposes of determining the number of and percent owned by such person or group. All share amounts are exclusive of shares beneficially owned through the ESOP.

(2) The number of shares of Common Stock deemed outstanding prior to the Offerings consists of 4,560,626 shares of Common Stock outstanding as of August 31, 1996. The number of shares of Common Stock deemed outstanding after the Offerings includes an additional 3,000,000 shares of Common Stock being offered for sale by the Company in the Offerings and 433,259 shares issued to the holders of the Notes.

(3) Includes non-qualified options to purchase 100,000 shares of Common Stock granted under the 1991 Plan, which are currently exercisable within 60 days of August 31, 1996.

(4) Includes non-qualified options to purchase 40,000 shares of Common Stock granted under the 1991 Plan which are currently exercisable within 60 days of August 31, 1996.

(5) Includes non-qualified options to purchase 3,242 shares of Common Stock granted under the 1991 Plan which are currently exercisable within 60 days of August 31, 1996.

(6) Includes non-qualified options to purchase 3,935 shares of Common Stock granted under the 1991 Plan which are currently exercisable within 60 days of August 31, 1996.

(7) Includes non-qualified options to purchase 278 shares of Common Stock granted under the 1991 Plan which are currently exercisable within 60 days of August 31, 1996.

(8) Includes non-qualified options to purchase 556 shares of Common Stock granted under the 1991 Plan which are currently exercisable within 60 days of August 31, 1996.

                          DESCRIPTION OF CAPITAL STOCK

AMENDMENTS TO THE RESTATED CHARTER

    Prior to the consummation of the Offerings, the Company will amend the Restated Charter to, among other things, (i) increase the number of authorized shares of Common Stock, (ii) authorize the issuance of preferred stock without stockholder approval and upon such terms as the Board of Directors may determine, (iii) remove provisions relating to the control and ownership of the Company by Dr. Velez, (iv) prohibit business combinations involving the Company unless certain conditions are met and (v) classify the Board of Directors into three classes consisting of an equal number of directors (three or four directors each), each class serving staggered three-year terms.

GENERAL

    The authorized capital stock of the Company currently consists of 20,000,000 shares of Common Stock. After giving effect to the amendment to the Restated Charter prior to the consummation of the Offerings, the Company's authorized capital stock will consist of (i) 20,000,000 shares of Common Stock, par value $.01 per share and (ii) 1,000,000 shares of Preferred Stock, par value $1.00 per share (the "Preferred Stock").

COMMON STOCK

    As of August 31, 1996, there were outstanding 4,560,626 shares of Common Stock held of record by 360 persons. Upon the consummation of the Offerings, there will be 7,993,885 shares of Common Stock outstanding assuming (i) no exercise of the Underwriters' over-allotment option, (ii) no exercise of outstanding options to purchase an aggregate of 669,870 shares of Common Stock and (iii) the issuance of 433,259 shares of Common Stock to the holders of the Notes.

    Holders of Common Stock are entitled to one vote per share in all matters to be voted on by the stockholders of the Company and do not have cumulative voting rights. Subject to preferences that may be applicable to any Preferred Stock outstanding at the time, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of the Company's liabilities and the liquidation preference, if any, of any outstanding Preferred Stock. Holders of shares of Common Stock have no preemptive, subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are, and the shares offered by the Company in the Offerings will be, when issued and paid for, fully paid and non-assessable. The rights, preferences and privileges of holders of Common Stock are, subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.

PREFERRED STOCK

    After giving effect to the amendment to the Restated Charter prior to the consummation of the Offerings, the Board of Directors will have the authority, without any further vote or action by the stockholders, to provide for the issuance of up to 1,000,000 shares of Preferred Stock from time to time in one or more series with such designations, rights, preferences and limitations as the Board of Directors may determine, including the consideration received therefor. The Board also will have the authority to determine the number of shares comprising each series, dividend rates, redemption provisions, liquidation preferences, sinking fund provisions, conversion rights and voting rights without approval by the holders of Common Stock. Although it is not possible to state the effect that any issuance of Preferred Stock might have on the rights of holders of Common Stock, the issuance of Preferred Stock may have one or more of the following effects: (i) to restrict Common Stock dividends if Preferred Stock dividends have not been paid, (ii) to dilute the voting power and equity interest of holders of Common Stock to the extent that any Preferred Stock series has voting rights or is convertible into Common Stock or (iii) to prevent current holders of Common Stock from participating in the Company's assets upon liquidation until any liquidation preferences granted to holders of Preferred Stock are satisfied. In addition, the issuance of Preferred Stock may, under certain circumstances, have the effect of discouraging a change in control of the Company by, for example, granting voting rights to holders of Preferred Stock that require approval by the separate vote of the holders of Preferred Stock for any amendment to the Restated Charter or any reorganization, consolidation, merger or other similar transaction involving the Company. As a result, the issuance of such Preferred Stock may discourage bids for the Common Stock at a premium over the market price therefor, and could have a materially adverse effect on the market value of the Common Stock. See "Risk Factors--Effect of Certain Charter Provisions."

CERTAIN CHARTER PROVISIONS

    Prior to the consummation of the Offerings, the Company will amend the Restated Charter to, among other things, (i) prohibit business combinations involving the Company unless certain conditions are met and (ii) classify the Board of Directors into three classes consisting of an equal number of directors (or as close to equal as possible) three or four directors each, each class serving staggered three-year terms. The "business combination" provision will provide that certain "business combinations" between the Company and an "interested stockholder" are prohibited for a three-year period following the date that such stockholder became an "interested stockholder", unless (i) the "business combination" was approved by the Board of Directors of the Company before the other party to the "business combination" became an "interested stockholder", (ii) upon consummation of the transaction that made it an "interested stockholder", the "interested stockholder" owned at least 85% of the voting stock of the Company outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or (iv) the "business combination" was approved by the Board of Directors of the Company and ratified by two-thirds of the voting stock which the "interested stockholder" did not own. The three-year prohibition does not apply to certain "business combinations" proposed by an "interested stockholder" following the announcement or notification of certain extraordinary transactions involving the Company and a person who had not been an "interested stockholder" during the previous three years or who became an "interested stockholder" with the approval of the majority of the Company's directors. The term "business combination" is defined generally to include mergers or consolidations between the Company and an "interested stockholder," transactions with an "interested stockholder" involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an "interested stockholder's" percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of the Company 's voting stock. This provision could prohibit or delay a merger, takeover or other change in control of the Company and therefore could discourage attempts to acquire the Company.

    In addition, the classification of the Board of Directors into three classes consisting of three or four directors each, each class serving staggered three year terms, may render more difficult the removal of incumbent management.

LIMITATIONS ON DIRECTORS' LIABILITY

    The Restated Charter provides that no director of the Company shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain acts set forth in the Colorado Corporation Code or (iv) for any transaction from which the director derived an improper personal benefit. The effect of these provisions will be to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from gross negligence), except in the situations described above.

    In addition, the Restated Charter provides that the Company must indemnify its directors and executive officers to the fullest extent provided by law and may indemnify its other officers, employees and agents to the fullest extent provided by law.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

BY-LAWS

    The Company intends to amend its by-laws prior to the consummation of the Offerings. The Company intends to include in the amended by-laws provisions which require, subject to certain exceptions, sixty (60) days' advance notice of
(i) stockholder nominations for election of directors at any annual meeting and
(ii) stockholder proposals to be considered at any annual meeting.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar of the Common Stock will be       .

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to the Offerings, there has been no public market for the shares of the Common Stock of the Company. The Company can make no predictions as to the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of the Common Stock in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices. See "Risk Factors--Shares Eligible for Future Sale."

    Upon completion of the Offerings, the Company expects to have 7,993,885 shares of Common Stock outstanding, assuming no exercise of the Underwriters' over-allotment option. Of these shares, the 3,000,000 shares of Common Stock
sold in the Offerings and the       shares of Common Stock sold under the
Limited Market Registration will be freely tradable without restriction under the Securities Act, except for any such shares which may be acquired by an "affiliate" of the Company (an "Affiliate") as that term is defined in Rule 144 under the Securities Act, which shares will be subject to the resale limitations of Rule 144.

    An aggregate of approximately        shares of Common Stock held by existing
stockholders upon completion of the Offerings will be "restricted securities" (as that phrase is defined in Rule 144) and may not be resold in the absence of registration under the Securities Act or pursuant to exemptions from such registration, including among others, the exemption provided by Rule 144 under
the Securities Act. Except as described below, approximately       shares of
Common Stock are eligible for sale in the public market pursuant to Rule 701 under the Securities Act. In addition, approximately [ ] shares are eligible for sale in the public market under Rule 144, subject to the volume limitations and other restrictions described below.

    In general, under Rule 144 as currently in effect, if a period of at least two years has elapsed since the later of the date the "restricted securities" were acquired from the Company and the date they were acquired from an Affiliate, then the holder of such restricted securities (including an Affiliate) is entitled to sell a number of shares within any three-month period that does not exceed the greater of 1% of the then outstanding shares of the Common Stock (approximately 80,000 shares immediately after the Offerings) or the average weekly reported volume of trading of the Common Stock on Nasdaq during the four calendar weeks preceding such sale. The holder may only sell such shares through unsolicited brokers' transactions. Sales under Rule 144 are also subject to certain requirements pertaining to the manner of such sales, notices of such sales and the availability of current public information concerning the Company. Affiliates may sell shares not constituting restricted shares in accordance with the foregoing volume limitations and other requirements but without regard to the two-year holding period. Under Rule 144(k), if a period of at least three years has elapsed between the later of the date restricted securities were acquired from the Company and the date they were acquired from an Affiliate, as applicable, a holder of such restricted securities who is not an Affiliate at the time of the sale and has not been an Affiliate for at least three months prior to the sale would be entitled to sell the shares immediately without regard to the volume limitations and other conditions described above.

    Any employee of the Company who purchased his or her shares of Common Stock pursuant to a written compensation plan or contract may be entitled to rely on the resale provisions of Rule 701 under the Securities Act, which permits non-affiliates to sell their Rule 701 shares without having to comply with the current public information, holding period, volume limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with Rule 144's holding period restrictions.

    The Company intends to file as soon as practicable after the closing of the Offerings a registration statement on Form S-8 under the Securities Act to
register approximately       and       shares of Common Stock reserved for
issuance under the 1991 Plan, thus permitting the resale of shares issued under the 1991 Plan by non-affiliates in the public market without restriction under the Securities Act. Such registration statement is expected to become effective immediately upon filing, whereupon shares registered thereunder will become eligible for sale in the public market, subject to vesting and, in certain cases, subject to the lock-up agreements described below. As of August 31, 1996, options to purchase an aggregate of 669,870 shares of Common Stock were outstanding under the 1991 Plan. Upon consumation of the Offerings, the Company intends to grant options to purchase 175,000 shares of Common Stock under 1991 Plan.

    The holders of the Notes shares are entitled to certain registration rights with respect to 433,259 shares of Common Stock.

    Notwithstanding the foregoing, in connection with the Offerings, the Company, the management and directors of the Company, the holders of the Notes and certain other stockholders, who will own an aggregate of approximately shares of Common Stock after the Offerings, have each agreed with the Underwriters that, without the prior written consent of Lehman Brothers it will not (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exchangeable for Common Stock (whether such shares or any such securities are then owned by such person or are thereafter acquired), or (b) enter into any swap or similar agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (a) or (b) of this paragraph is to be settled by delivery of such Common Stock or such other securities, in cash or otherwise, for a period of 365 days after the date of this Prospectus, other than, in the case of the Company, (i) the sale to the Underwriters of the shares of Common Stock pursuant to the Underwriting Agreements, (ii) the issuance of 433,259 shares of Common Stock to the holders of the Notes pursuant to the Note Purchase Agreement, (iii) upon the exercise of outstanding stock options and (iv) the grant of options to purchase 175,000 shares of Common Stock under the 1991 Plan.

                     CERTAIN UNITED STATES TAX CONSEQUENCES
                      TO NON-U.S. HOLDERS OF COMMON STOCK

    The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of Common Stock by a person that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust (a "non-U.S. holder"). This discussion does not consider specific facts and circumstances that may be relevant to a particular holder's tax position (including the tax position of certain U.S. expatriates) and does not deal with U.S. state and local or non-U.S. tax consequences. Furthermore, the following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), and administrative and judicial interpretations as of the date hereof, all of which are subject to change. Each prospective holder is urged to consult a tax advisor with respect to the U.S. federal tax consequences of acquiring, holding and disposing of Common Stock as well as any tax consequences that may arise under the laws of any U.S. state, municipality or other tax jurisdiction.

DIVIDENDS

    Dividends paid to a non-U.S. holder of Common Stock will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are effectively connected with the conduct of a trade or business within the United States or, if an income tax treaty applies, are attributable to a U.S. permanent establishment of such holder. Dividends that are effectively connected with such holder's conduct of a trade or business in the United States or, if an income tax treaty applies, are attributable to a U.S. permanent establishment of such holder, are subject to tax at rates applicable to U.S. citizens, resident aliens and domestic U.S. corporations, and are not generally subject to withholding. Any such affectively connected dividends received by a non-U.S. corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

    Under current United States Treasury regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country (unless the payor has knowledge to the contrary) for purposes of the withholding discussed above and, under the current interpretation of the United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under proposed United States Treasury regulations, not currently in effect, however, a non-U.S. holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements.

    A non-U.S. holder of Common Stock that is eligible for a reduced rate of U.S. withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the U.S. Internal Revenue Service.

GAIN ON DISPOSITION OF COMMON STOCK

    A non-U.S. holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of Common Stock unless (i) the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, (ii) in the case of a non-U.S. holder who is an individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale and either
(a) such individual's "tax home" for the U.S. federal income tax purposes is in the United States, or (b) the gain is attributable to an office or other fixed place of business maintained in the United States by such individual, or (iii) the Company is or has been a "U.S. real property holding corporation" for federal income tax purposes and the non-U.S. holder held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5% of the Common Stock. The Company has not been, is not, and does not anticipate becoming a "U.S. real property holding corporation" for federal income tax purposes.

FEDERAL ESTATE TAXES

    Common Stock held by a non-U.S. holder at the time of death will be included in such holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

U.S. INFORMATION REPORTING REQUIREMENT AND BACKUP WITHHOLDING TAX

    U.S. information reporting requirements, other than reporting of dividend payments for purposes of the withholding tax noted above, and backup withholding tax generally will not apply to dividends paid to non-U.S. holders that are either subject to the 30% withholding discussed above or that are not so subject because an applicable tax treaty reduces such withholding. Otherwise, backup withholding of U.S. federal income tax at a rate of 31% may apply to dividends paid with respect to the Common Stock to holders that are not "exempt recipients" and that fail to provide certain information (including the holder's U.S. taxpayer identification number) in the manner required by U.S. law and applicable regulations. Generally, the payor of the dividends may rely on the payees' address outside the United States in determining that the withholding discussed above applies, and consequently, that the backup withholding provisions do not apply.

    As a general proposition, U.S. information reporting and backup withholding also will not apply to a payment made outside the United States of the proceeds of a sale of Common Stock through an office outside the United States of a non-U.S. broker. However, U.S. information reporting requirements (but not backup withholding) will apply to a payment made outside the United States of the proceeds of a sale of Common Stock through an office outside the United States of a broker that is a U.S. person, that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or that is a "controlled foreign corporation" as to the United States, unless the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met or the holder otherwise establishes an exemption. Payment by a U.S. office of a broker of the proceeds of a sale of Common Stock is currently subject to both U.S. backup withholding and information reporting unless the holder certifies non-U.S. status under penalties of perjury or otherwise establishes an exemption.

    A non-U.S. holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service.

                                  UNDERWRITING

    The underwriters of the U.S. Offering (the "U.S. Underwriters"), for whom Lehman Brothers Inc., Cowen & Company and Legg Mason Wood Walker, Incorporated are serving as representatives, have severally agreed, subject to the terms and conditions of the U.S. Underwriting Agreement the form of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part, to purchase from the Company, and the Company has agreed to sell to each U.S. Underwriter, the aggregate number of shares of Common Stock set forth opposite their respective names below:

                                                                                   NUMBER OF
U.S. UNDERWRITERS                                                                    SHARES
- ---------------------------------------------------------------------------------  ----------
Lehman Brothers Inc..............................................................
Cowen & Company..................................................................
Legg Mason Wood Walker, Incorporated.............................................
                                                                                   ----------
        Total....................................................................   2,400,000
                                                                                   ----------
                                                                                   ----------

    The managers of the International Offering named below (the "International Managers") for whom Lehman Brothers International (Europe), Cowen & Company and Legg Mason Wood Walker, Incorporated are acting as lead managers, have severally agreed, subject to the terms and conditions of the International Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement, to purchase from the Company, and the Company has agreed to sell to each International Manager, the aggregate number of shares of Common Stock set forth opposite their respective names below:

                                                                                     NUMBER OF
INTERNATIONAL MANAGERS                                                                SHARES
- ----------------------------------------------------------------------------------  -----------
Lehman Brothers International (Europe)............................................
Cowen & Company...................................................................
Legg Mason Wood Walker, Incorporated..............................................
                                                                                    -----------
        Total.....................................................................     600,000
                                                                                    -----------
                                                                                    -----------

    The U.S. Underwriting Agreement and the International Underwriting Agreement (collectively, the "Underwriting Agreements") provide that the obligations of the U.S. Underwriters and the International Managers to purchase shares of Common Stock are subject to certain conditions, and that if any of the shares of Common Stock are purchased by the U.S. Underwriters or by the International Managers pursuant to the Underwriting Agreements, all shares of Common Stock agreed to be purchased by either the U.S. Underwriters or by the International Managers pursuant to the Underwriting Agreements must be so purchased. The offering price and the underwriting discounts and commissions for the U.S. offering and the international offering are identical. The closing of the international offering is a condition to the closing of the U.S. offering and the closing of the U.S. offering is a condition to the closing of the international offering.

    The Company has been advised that the U.S. Underwriters and the International Managers propose to offer the shares of Common Stock directly to the public initially at the public offering price set forth on the cover page of this Prospectus, and to certain selected dealers (who may include the U.S. Underwriters and the International Managers) at such public offering price less
a concession not in excess of $      per share. The U.S. Underwriters and the
International Managers may allow and the selected dealers may reallow a
concession not in excess of $      per share to certain other brokers and
dealers. After the initial public offering, the public offering price, the concession to selected dealers and the reallowance to the other dealers may be changed by the U.S. Underwriters and the International Managers.

    The U.S. Underwriters and the International Managers have entered into an Agreement Among U.S. Underwriters and International Managers (the "Agreement Among") pursuant to which each U.S. Underwriter has agreed that, as part of the distribution of the shares of Common Stock offered in the U.S. offering, (a) it is not purchasing any of such shares for the account of anyone other than a U.S. or Canadian Person (as defined below) and (b) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of such shares or distribute any prospectus relating to the U.S. offering outside the United States or Canada or to anyone other than a U.S. or Canadian Person. In addition, pursuant to the Agreement Among each International Manager has agreed that as part of the distribution of the shares of Common Stock offered in the international offering, (a) it is not purchasing any of such shares for the account of any U.S. or Canadian Person and (b) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of such shares or distribute any prospectus relating to the international offering within the United States or Canada or to any U.S. or Canadian Person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Underwriting Agreements and the Agreement Among, including: (i) certain purchases and sales between the U.S. Underwriters and the International Managers; (ii) certain offers, sales, resales, deliveries or distributions to or through investment advisors or other persons exercising investment discretion; (iii) purchases, offers or sales by a U.S. Underwriter who is also acting as an International Manager or by an International Manager who also is acting as a U.S. Underwriter and (iv) other transactions specifically approved by the U.S. Underwriters and International Managers. As used herein, "U.S. or Canadian Person" means any resident or citizen of the United States or Canada, any corporation, pension, profit sharing or other trust or other entity organized under or governed by the laws of the United States or Canada or any political subdivision thereof (other than the foreign branch of any United States or Canadian Person), any estate or trust the income of which is subject to United States or Canadian federal income taxation regardless of the source of its income, and any United States or Canadian branch of a person other than a United States or Canadian person. The term "United States" means the United States of America (including, the states thereof and the District of Columbia) and its territories, its possessions and other areas subject to its jurisdiction. The term "Canada" means the provinces of Canada, its territories, its possessions and other areas subject to its jurisdiction.

    Pursuant to the Agreement Among, sales may be made among the U.S. Underwriters and the International Managers of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the public offering price as then in effect for Common Stock being sold by the U.S. Underwriters and International Managers, less an amount not greater than the selling concession unless otherwise determined by mutual agreement. To the extent that there are sales pursuant to the Agreement Among, the number of shares initially available for sale by the U.S. Underwriters and the International Managers may be more or less than the amount specified on the cover page of this Prospectus.

    Each International Underwriter has represented and agreed that: (i) it has not offered or sold and, prior to the date six months after the date of issue of the shares of Common Stock, will not offer or sell any shares of Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their business or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Common Stock in, form or otherwise involving the United Kingdom; and (iii) it has only issued or passed on, and will only issue or pass on, to any person in the United Kingdom, any document received by it in connection with the issue of the Common Stock if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995.

    Purchasers of the shares offered pursuant to the Offerings may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

    The Company has granted to the U.S. Underwriters and the International Managers options to purchase up to an additional 450,000 shares of Common Stock at the public offering price, less the aggregate underwriting discounts and commissions, shown on the cover page of this Prospectus, solely to cover over-allotments, if any. The option may be exercised at any time up to 30 days after the date of this Prospectus. To the extent that the U.S. Underwriters and the International Managers exercise such options, each of the U.S. Underwriters and the International Managers will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such U.S. Underwriter's and the International Manager's commitment.

    The Company has agreed to indemnify the U.S. Underwriters and the International Managers against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the U.S. Underwriters and the International Managers may be required to make in respect thereof.

    The Company intends to apply to the Nasdaq National Market for the listing of its Common Stock under the symbol "CTAI."

    The U.S. Underwriters and the International Managers have informed the Company that they do not intend to confirm sales to any account over which they exercise discretionary authority.

    The Company, the management and directors of the Company, the holders of the Notes and certain other stockholders, who will own an aggregate of approximately shares of Common Stock after the Offerings, have each agreed with the Underwriters that, without the prior written consent of Lehman Brothers, it will not (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exchangeable for Common Stock (whether such shares or any such securities are then owned by such person or are thereafter acquired), or (b) enter into any swap or similar agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (a) or (b) of this paragraph is to be settled by delivery of such Common Stock or such other securities, in cash or otherwise, for a period of 365 days after the date of this Prospectus, other than, in the case of the Company, (i) the sale to the Underwriters of the shares of Common Stock pursuant to the Underwriting Agreements, (ii) the issuance of 433,259 shares of Common Stock to the holders of the Notes pursuant to the Note Purchase Agreement, (iii) upon the exercise of outstanding stock options and (iv) the grant of options to purchase 175,000 shares of Common Stock pursuant to the 1991 plan.

    Legg Mason Wood Walker, Incorporated has from time to time performed, and expects to continue to perform, various investment banking services for the Company on a fee-for-services basis. See "Management--Prior Limited Market for Common Stock." From time to time, certain other U.S. Underwriters or their affiliates may provide investment banking services to the Company. Lehman Brothers and Legg Mason Wood Walker, Incorporated have been retained by CTA to provide advisory services with regard to (i) the renegotiation of the Credit Facility and (ii) the repayment terms of the Notes.

    Prior to these Offerings there has been no public market for the Common Stock. The price to the public for the Common Stock has been determined by negotiation between the Company and the U.S. Underwriters and the International Managers and is based on, among other things, the Company's financial and operating history and condition, the prospects of the Company and its industry in general, the management of the Company and the market prices of the securities of the companies engaged in businesses similar to those of the Company. There can, however, be no assurance that the price at which the Common Stock will sell in the public market after the Offerings will not be lower than the price at which they are sold in the Offerings.

                                 LEGAL MATTERS

    The validity of the Common Stock offered hereby will be passed upon for the Company by Willkie Farr & Gallagher, New York, New York and Sherman & Howard, L.L.C. Certain legal matters relating to the Offerings will be passed upon for the Underwriters by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York. Willkie Farr & Gallagher and Simpson Thacher & Bartlett will rely on Sherman & Howard, L.L.C. with respect to matters of Colorado law.

                                    EXPERTS

    The consolidated financial statements of the Company as of December 31, 1995 and December 31, 1994 and for each of the three years in the period ended December 31, 1995, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Commission. Reports and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, and at the following regional offices of the Commission: 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports and information statements and other materials that are filed through the Commission's Electronic Data Gathering, Analysis, and Retrieval System. The Web site can be accessed at http://www.sec.gov.

    This Prospectus does not contain all the information set forth in the Registration Statement on Form S-1 and exhibits relating thereto, including any amendments (the "Registration Statement"), of which this Prospectus is a part, and which the Company has filed with the Commission under the Securities Act. Reference is made to such Registration Statement for further information with respect to the Company and the Common Stock offered hereby. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

    The Company holds registered trademarks covering the names CTA-TM- and CTA INCORPORATED and has applied for registered trademarks covering the names INDOSTAR-TM-, GEMtrak-TM-, GEMnet-TM-, GEMnode-TM-, GEMcons-TM-, GEMtags-TM-, GEMmail-TM- and GEMstar-TM-.

                                CTA INCORPORATED
                       CONSOLIDATED FINANCIAL STATEMENTS
             AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1996, AND
                 AS OF DECEMBER 31, 1995 AND 1994 AND FOR EACH
            OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1995

                                    CONTENTS

Report of Independent Auditors.......................................        F-2

Audited Consolidated Financial Statements

Consolidated Balance Sheets..........................................        F-3
Consolidated Statements of Income....................................        F-4
Consolidated Statements of Stockholders' Equity......................        F-5
Consolidated Statements of Cash Flows................................        F-6
Notes to Consolidated Financial Statements...........................        F-7

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
CTA INCORPORATED

    We have audited the accompanying consolidated balance sheets of CTA INCORPORATED and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CTA INCORPORATED and subsidiaries at December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                                           /s/ ERNST & YOUNG LLP

Washington, D.C.
February 15, 1996

                                CTA INCORPORATED
                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT FOR SHARE DATA)

                                                                                    DECEMBER 31,
                                                                               ----------------------
                                                                                                         June 30
                                                                                  1994        1995        1996
                                                                               ----------  ----------  -----------

                                                                                                       (UNAUDITED)
                                                      ASSETS
Current assets:
  Cash and cash equivalents..................................................  $    3,902  $      235   $   6,504
  Accounts receivable (Notes 1 and 3)........................................      57,363      58,586      48,748
  Other current assets (Note 4)..............................................       3,421       3,697       5,783
  Recoverable income taxes (Note 10).........................................          53       2,521       5,020
                                                                               ----------  ----------  -----------
Total current assets.........................................................      64,739      65,039      66,055
Furniture and equipment (Notes 1 and 4)......................................      24,126      21,301      23,033
  Accumulated depreciation and amortization..................................     (15,387)    (14,517)    (15,008)
                                                                               ----------  ----------  -----------
                                                                                    8,739       6,784       8,025
Costs in excess of net assets acquired (Note 1)..............................       6,243       5,633       5,340
Other assets (Notes 1, 4, 6 and 10)..........................................       3,844       6,812       8,371
GEMnet investment (Note 5)...................................................       6,251       7,262       7,262
                                                                               ----------  ----------  -----------
Total assets.................................................................  $   89,816  $   91,530   $  95,053
                                                                               ----------  ----------  -----------
                                                                               ----------  ----------  -----------
                                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable--line of credit (Note 7).....................................  $   15,000  $   16,324   $  20,000
  Accounts payable...........................................................       7,985      13,910      16,565
  Accrued expenses (Note 4)..................................................       5,198       4,804       5,129
  Deferred lease incentives..................................................         319         293         279
  Excess of billings over costs and contract prepayments.....................       9,419       4,603       4,850
  Acquisition notes payable--current (Note 2)................................         750         750          --
  Deferred income taxes (Note 10)............................................       5,430       4,642       4,642
                                                                               ----------  ----------  -----------
Total current liabilities....................................................      44,101      45,326      51,465
Subordinated notes payable (Note 7)..........................................      15,000      15,000      15,000
Other long-term liabilities..................................................       2,015       2,431       3,127
Acquisition notes payable--noncurrent (Note 2)...............................         750          --          --
Commitments and contingencies (Notes 7 and 12)...............................          --          --          --
Stockholders' equity (Note 9):
  Common stock, $.01 par value, 20,000,000 shares authorized and 5,000,000
    issued...................................................................          50          50          50
  Capital in excess of par value.............................................       8,922       9,023       8,798
  Retained earnings..........................................................      23,641      25,587      22,545
                                                                               ----------  ----------  -----------
                                                                                   32,613      34,660      31,393
  Notes receivable from employees............................................          --          --        (361)
  Treasury stock, at cost (554,185 shares in 1994, 660,554 shares in 1995 and
    616,788 shares in 1996)..................................................      (4,663)     (5,887)     (5,571)
                                                                               ----------  ----------  -----------
Total stockholders' equity...................................................      27,950      28,773      25,461
                                                                               ----------  ----------  -----------
Total liabilities and stockholders' equity...................................  $   89,816  $   91,530   $  95,053
                                                                               ----------  ----------  -----------
                                                                               ----------  ----------  -----------

                                CTA INCORPORATED
                       CONSOLIDATED STATEMENTS OF INCOME
                      (IN THOUSANDS EXCEPT FOR SHARE DATA)

                                                                           SIX MONTHS
                                         YEAR ENDED DECEMBER 31,         ENDED JUNE 30,
                                     -------------------------------  --------------------
                                       1993       1994       1995       1995       1996
                                     ---------  ---------  ---------  ---------  ---------
                                                                          (UNAUDITED)
Contract revenues..................  $ 125,072  $ 143,071  $ 217,007  $ 102,852  $ 100,691
Cost of contract revenues..........    109,102    121,675    196,656     94,206     99,180
Selling, general and administrative
  expenses.........................      7,169      8,950      9,798      4,105      3,905
Other expenses.....................      1,492        833        318        224        639
                                     ---------  ---------  ---------  ---------  ---------
Operating profit (loss)............      7,309     11,613     10,235      4,317     (3,033)
  Interest expense.................        992      3,627      4,116      1,692      2,304
                                     ---------  ---------  ---------  ---------  ---------
Income (loss) before income
  taxes............................      6,317      7,986      6,119      2,625     (5,337)
Income taxes (benefit) (Note 10)...      2,779      3,434      2,448      1,123     (2,295)
                                     ---------  ---------  ---------  ---------  ---------
Income (loss) from continuing
  operations.......................      3,538      4,552      3,671      1,502     (3,042)
Income (loss) from discontinued
  operations, net of income taxes
  (Note 13)........................      1,012        (93)    (1,725)      (181)        --
                                     ---------  ---------  ---------  ---------  ---------
Net income (loss)..................  $   4,550  $   4,459  $   1,946  $   1,321  $  (3,042)
                                     ---------  ---------  ---------  ---------  ---------
                                     ---------  ---------  ---------  ---------  ---------
Earnings (loss) per share:
  Continuing operations............  $     .75  $     .95  $     .78  $     .31  $     .66
  Discontinued operations..........        .22       (.02)      (.37)      (.04)        --
                                     ---------  ---------  ---------  ---------  ---------
Earnings (loss) per share..........  $     .97  $     .93  $     .41  $     .27  $     .66
                                     ---------  ---------  ---------  ---------  ---------
                                     ---------  ---------  ---------  ---------  ---------
Weighted average shares
  outstanding......................  4,689,180  4,783,333  4,709,268  4,826,604  4,593,019
                                     ---------  ---------  ---------  ---------  ---------
                                     ---------  ---------  ---------  ---------  ---------

                            See accompanying notes.

                                CTA INCORPORATED
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                      (IN THOUSANDS EXCEPT FOR SHARE DATA)

                                            COMMON STOCK
                                          ----------------   CAPITAL IN                                  TREASURY STOCK
                                                      PAR    EXCESS OF    RETAINED   NOTES RECEIVABLE   ----------------
                                           SHARES    VALUE   PAR VALUE    EARNINGS    FROM EMPLOYEES     SHARES    COST
                                          ---------  -----   ----------   --------   ----------------   --------  ------
Balance at December 31, 1992............  5,000,000   $50      $7,833     $ 14,632            --         604,500  $2,811
  Purchase of treasury stock............         --    --          --           --            --         199,940   1,433
  Sale of treasury stock................         --    --         222           --            --         (74,640)   (301)
  Exercise of stock options.............         --    --        (396)          --            --        (115,590)   (466)
  Sale of treasury stock to ESOP (Note
    8)..................................         --    --         298           --            --         (95,000)   (383)
  Compensatory issuance of common stock
    to employees........................         --    --         141           --            --         (45,020)   (181)
  Net income............................         --    --          --        4,550            --              --      --
                                          ---------  -----   ----------   --------       -------        --------  ------
Balance at December 31, 1993............  5,000,000    50       8,098       19,182            --         474,190   2,913
  Purchase of treasury stock............         --    --          --           --            --         397,573   3,486
  Sale of treasury stock................         --    --         121           --            --         (74,304)   (528)
  Issuance of stock for acquisition
    (Note 2)............................         --    --         156           --            --         (57,293)   (344)
  Exercise of stock options.............         --    --          18           --            --         (31,800)   (142)
  Sale of treasury stock to ESOP (Note
    8)..................................         --    --         109           --            --         (40,000)   (240)
  Sale of treasury stock to 401(k) plan
    (Note 8)............................         --    --         218           --            --         (70,000)   (306)
  Purchase of treasury stock from ESOP
    (Note 8)............................         --    --          --           --            --          30,000     269
  Compensatory issuance of common stock
    to employees........................         --    --         202           --            --         (74,181)   (445)
  Net income............................         --    --          --        4,459            --              --      --
                                          ---------  -----   ----------   --------       -------        --------  ------
Balance at December 31, 1994............  5,000,000    50       8,922       23,641            --         554,185   4,663
  Purchase of treasury stock............         --    --          --           --            --          73,842     684
  Exercise of stock options.............         --    --         (46)          --            --         (39,500)   (283)
  Issuance of stock for acquisition
    notes payable (Note 2)..............         --    --          89           --            --         (39,936)   (286)
  Purchase of treasury stock from ESOP
    (Note 8)............................         --    --          --           --            --         138,100   1,296
  Compensatory issuance of common stock
    to employees........................         --    --          58           --            --         (26,137)   (187)
  Net income............................         --    --          --        1,946            --              --      --
                                          ---------  -----   ----------   --------       -------        --------  ------
Balance at December 31, 1995............  5,000,000    50       9,023       25,587            --         660,554   5,887
  Purchase of treasury stock............         --    --          --           --            --          49,614     466
  Sale of treasury stock................         --    --           8           --            --          (3,813)    (28)
  Exercise of stock options.............         --    --        (264)          --            --         (49,000)   (401)
  Issuance of stock for acquisition
    notes payable (Note 2)..............         --    --          30           --            --         (39,515)   (345
  Issuance of notes receivable to
    employees for stock.................         --    --          --           --          (361)             --      --
  Compensatory issuance of common stock
    to employees........................         --    --           1           --            --          (1,052)     (8)
  Net (loss)............................         --    --          --       (3,042)           --              --      --
                                          ---------  -----   ----------   --------       -------        --------  ------
Balance at June 30, 1996................  5,000,000   $50      $8,798     $ 22,545       $   361         616,788  $5,571
                                          ---------  -----   ----------   --------       -------        --------  ------
                                          ---------  -----   ----------   --------       -------        --------  ------

                            See accompanying notes.

                                CTA INCORPORATED
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                         YEAR ENDED DECEMBER 31,   SIX MONTHS ENDED
                                                                                                       JUNE 30,
                                                                        -------------------------  ----------------
                                                                         1993     1994     1995     1995     1996
                                                                        -------  -------  -------  -------  -------

                                                                                                     (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss).....................................................  $ 4,550  $ 4,459  $ 1,946  $ 1,321  $(3,042)
Adjustments to reconcile net income (loss) to net cash (used in)
  provided by operating activities:
  Loss on disposal of SIM.............................................       --       --      718       --       --
  Depreciation and amortization:
    Furniture and equipment...........................................    2,322    2,119    2,658      934    1,337
    Capitalized software development costs............................      285      299      350      137      256
    Other non current assets..........................................      880      605      610      292      512
    Deferred lease incentives.........................................     (504)    (832)    (382)    (159)    (148)
  Provision for receivable allowances.................................    1,114     (236)    (990)    (634)      62
  Accrued interest on subordinated debt...............................       --    1,005    1,063      346      517
  Other non cash expenses.............................................      777      738      432       36       61
  Minority interest in subsidiary.....................................      (61)      --       --       --       --
  Changes in assets and liabilities:                                                                    --
    Accounts receivable...............................................   (3,458)  (8,181)    (233)   3,349    9,776
    GEMnet investment.................................................       --   (6,251)  (1,011)  (4,951)      --
    Recoverable income taxes..........................................     (650)     808   (2,707)  (2,712)  (2,499)
    Other assets......................................................   (1,029)    (449)     933      909   (4,244)
    Accounts payable and accrued expenses.............................   (4,062)     973    5,089   (3,798)   2,980
    Excess of billings over costs and contract prepayments............     (903)   7,990   (4,816)   4,198      247
    Deferred income taxes, net........................................     (360)  (1,660)  (1,299)      --       --
                                                                        -------  -------  -------  -------  -------
Net cash (used in) provided by operating activities...................   (1,099)   1,387    2,361     (532)   5,815
                                                                        -------  -------  -------  -------  -------
INVESTING ACTIVITIES
Investments in furniture and equipment................................   (3,661)  (5,072)  (4,327)    (816)  (2,778)
Capitalized computer software.........................................       --     (846)    (832)    (528)     (72)
Acquisition of subsidiaries...........................................     (250)    (500)      --       --       --
Other.................................................................     (301)      --       --       --        7
                                                                        -------  -------  -------  -------  -------
Net cash used in investing activities.................................   (4,212)  (6,418)  (5,159)  (1,344)  (2,843)
                                                                        -------  -------  -------  -------  -------
FINANCING ACTIVITIES
Net (repayments) borrowings under bank line of credit agreement.......   (4,616)  12,109    1,324      874    3,676
Repayment of acquisition notes........................................   (2,900)  (2,643)    (375)    (464)    (375)
Proceeds from subordinated notes......................................   15,000       --       --       --       --
Debt financing costs..................................................     (690)      --       --       --       --
Proceeds from deferred lease incentives...............................      150      150      150      150      315
Purchase of treasury stock............................................   (1,433)  (3,755)  (1,980)    (120)    (355)
Proceeds from exercise of stock options...............................       70      160       12       --       --
Sale of treasury stock to ESOP and 401(k) plan........................      681      873       --       --       --
Other treasury stock sales............................................      523      649       --       --       36
Other.................................................................     (353)      --       --       --       --
                                                                        -------  -------  -------  -------  -------
Net cash provided by (used in) financing activities...................    6,432    7,543     (869)     440    3,297
                                                                        -------  -------  -------  -------  -------
Net (decrease) increase in cash and cash equivalents..................    1,121    2,512   (3,667)  (1,436)   6,269
Cash and cash equivalents at beginning of period......................      269    1,390    3,902    3,902      235
                                                                        -------  -------  -------  -------  -------
Cash and cash equivalents at end of period............................  $ 1,390  $ 3,902  $   235  $ 2,466  $ 6,504
                                                                        -------  -------  -------  -------  -------
                                                                        -------  -------  -------  -------  -------
SUPPLEMENTAL INFORMATION
Cash paid during the year for:
  Income taxes........................................................  $ 4,699  $ 3,698  $ 5,115  $ 3,635  $   197
                                                                        -------  -------  -------  -------  -------
                                                                        -------  -------  -------  -------  -------
  Interest............................................................  $   643  $ 2,638  $ 2,863  $ 1,388  $ 1,168
                                                                        -------  -------  -------  -------  -------
                                                                        -------  -------  -------  -------  -------
Noncash investing and financing activities:
  Conversion of note to common stock..................................  $    --  $    --  $   375  $   375  $   375
                                                                        -------  -------  -------  -------  -------
                                                                        -------  -------  -------  -------  -------
  Notes issued for common stock.......................................  $    --  $    --  $   225  $    --  $   137
                                                                        -------  -------  -------  -------  -------
                                                                        -------  -------  -------  -------  -------
  Purchase of minority interest of CTA Space Systems (Note 2):
    Common stock acquired.............................................  $    --  $ 2,500  $    --  $    --  $    --
    Payment in CTA common stock.......................................       --     (500)      --       --       --
    Cash payments.....................................................       --     (500)      --       --       --
                                                                        -------  -------  -------  -------  -------
    Acquisition financing provided by sellers.........................  $    --  $ 1,500  $    --  $    --  $    --
                                                                        -------  -------  -------  -------  -------
                                                                        -------  -------  -------  -------  -------

                            See accompanying notes.

                                CTA INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 JUNE 30, 1996

1. THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

    CTA INCORPORATED (the "Company") provides diversified professional and technical services to the aerospace and defense communities and other governmental customers in the areas of systems engineering, software development, and high-performance embedded systems development. The Company also develops and manufactures satellites, satellite ground systems and sensor systems. During 1995, the Company disposed of its aircraft simulation systems business.

    PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

    UNAUDITED INFORMATION

    Financial information for the six months ended June 30, 1995 and 1996 are unaudited but have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, contain all adjustments necessary for the fair presentation of the financial position, results of operations and cash flows for those periods. The consolidated results of operations for the six months ended June 30, 1996 are not necessarily indicative of the results to be expected for any future period.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes, in particular, estimates of contract cost and revenues used in the earnings recognition process. Actual results could differ from those estimates.

    CASH AND CASH EQUIVALENTS

    The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

    FURNITURE AND EQUIPMENT

    Furniture and equipment are carried at cost. Depreciation is computed based upon accelerated methods using estimated useful lives of three to ten years. Leasehold improvements are amortized on a straight-line basis over the terms of the leases, which range from one to ten years. Purchased computer software used by the Company is amortized on a straight-line basis over a three-year period.

    COSTS IN EXCESS OF NET ASSETS ACQUIRED

    Costs in excess of net assets are amortized on a straight-line basis over periods of 5 to 15 years. Accumulated amortization at December 31, 1994 and 1995, and June 30, 1996 was $1,595,000, $2,205,000 and $2,498,000, respectively.

                                CTA INCORPORATED

                                 JUNE 30, 1996

1. THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    CAPITALIZED COMPUTER SOFTWARE COSTS

    Included in other assets at December 31, 1994 and 1995, and June 30, 1996 are costs to develop software to be marketed to third parties of $846,000, $1,547,000 and $1,506,000, respectively, net of accumulated amortization. The amount of software development costs capitalized in 1994 and 1995, and for the six months ended June 30, 1996 was $846,000, $832,000 and $72,000, respectively. Amortization expense was $131,000 for the year ended December 31, 1995, and $0 and $113,000 for the six months ended June 30, 1995 and 1996, respectively.

    CONTRACT REVENUES AND RELATED CONTRACT COSTS

    Revenues result from services performed for the U.S. government and commercial customers under a variety of long-term contracts and subcontracts, some of which provide for reimbursement of costs plus fixed fees and/or award fees, and others which are fixed-price type.

    Revenues on cost-type contracts are recognized as costs are incurred on the basis of direct costs plus allowable indirect expenses and an allocable portion of a fixed fee. Award fees on cost-type contracts are recognized as earned. A cumulative effect adjustment for refinements in profit estimates on contracts in process at the beginning of the year favorably impacted fourth quarter 1994 profitability on contracts by approximately $1,000,000.

    Revenues on fixed-price type contracts are recognized using the percentage-of-completion method of accounting, primarily based on contract costs incurred to date compared with total estimated costs at completion.

    [Revenue from time and materials contracts is recognized based on hours worked at amounts represented by the agreed-upon billing amounts. Costs are recognized on the percentage-of-completion method of accounting based on the total estimated cost at completion.]

    When adjustments in contract value or estimated costs are determined, any changes from prior estimates are reflected in earnings in the current period. The Company provides for anticipated losses, if any, on contracts and allowances for receivables during the period in which they are first identified.

    Contract costs, including indirect costs for cost-type contracts, are subject to audit by government representatives. Such audits have been completed through 1991. Management believes that any adjustments resulting from determinations for subsequent periods and contract close-outs will not have a significant impact on the Company's consolidated financial position or results of operations.

    RESEARCH AND DEVELOPMENT COSTS

    The Company has included in selling, general and administrative expenses total independent research and development costs of approximately $1,065,000, $890,000 and $2,587,000 for the years ended December 31, 1993, 1994, and 1995, respectively, and $186,000 and $813,000 for the six months ended June 30, 1995 and 1996, respectively.

                                CTA INCORPORATED

                                 JUNE 30, 1996

1. THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    STOCK COMPENSATION

    Compensation expense is recognized for stock options and other stock grants to the extent the exercise price is less than the fair market value of the Company's common stock at the date of grant.

    EARNINGS PER SHARE

    Earnings per share is computed based on the weighted average number of common and common equivalent shares outstanding, including shares owned by the Company's employee stock ownership plan. Weighted average shares outstanding were 4,689,180, 4,783,333 and 4,709,268 for the years ended December 31, 1993,
1994, and 1995, respectively, and 4,826,604 and 4,593,019 for the six months ended June 30, 1995 and 1996, respectively. Stock options are considered to be common equivalent shares when dilutive.

    NEW ACCOUNTING PRONOUNCEMENTS

    The Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", effective January 1, 1996. SFAS No. 121 requires that certain long-lived assets to be held and used be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Additionally, SFAS No. 121 requires that certain long-lived assets to be disposed of be reported at the lower of carrying amount or fair value less cost to sell. The adoption of this standard did not have a material affect on the Company's consolidated results of operations and financial condition.

    The Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." While SFAS No. 123 established financial accounting and reporting standards for stock-based employee compensation plans using fair value method of accounting, it allows companies to continue to measure compensation cost for those plans using the intrinsic value method of accounting as prescribed in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Should a company choose not to change its accounting method, it must disclose the pro forma effect on net earnings and earnings per share as if the fair value method had been adopted. The Company will continue its present APB Opinion No. 25 accounting treatment for stock-based compensation, and adopt the disclosure provisions of SFAS No. 123 beginning as required.

    RECLASSIFICATIONS

    Certain prior year balances have been reclassified to conform with the current period presentation.

2. ACQUISITIONS

    CTA SPACE SYSTEMS

    In July 1992, the Company acquired a 79% interest in CTASS for $10.3 million, $4.9 million of which was paid in cash with the remainder financed by the selling shareholders at an imputed interest rate of 8.5% per annum. Principal payments on the acquisition notes of $3.0 million and $2.4 million were paid in July 1993 and July 1994, respectively. In July 1994, the Company acquired the remaining CTASS common

                                CTA INCORPORATED

                                 JUNE 30, 1996

2. ACQUISITIONS (CONTINUED)
stock for $2.5 million, payable 50% in cash and 50% in the Company's common stock. The Company paid the cash portion with payments of $500,000, $375,000 and $375,000 in 1994, 1995 and 1996, respectively, and the common stock portion with issuances of 57,293 shares in 1994, 39,936 shares in 1995 and 39,515 shares in 1996. The number of shares of common stock issued as payment were based on the then current fair market value of the common stock. The consolidated financial statements of the Company reflect the results of operations of CTASS since July 1992.

    TECHNOLOGY SYSTEMS ASSOCIATES, INC.

    In December 1993, the Company purchased certain assets of Technology Systems Associates, Inc. for $100,000 and entered into a non-compete agreement with its sole stockholder. Total consideration under the non-compete agreement was $1,065,000, of which $178,000 remains payable in 1996.

    The cost of the non-compete is included in other assets, net of accumulated amortization, and is being amortized over the term of the agreement.

3. ACCOUNTS RECEIVABLE

                                                                     DECEMBER 31,
                                                                 --------------------   JUNE 30,
                                                                   1994       1995        1996
                                                                 ---------  ---------  -----------
                                                                          (IN THOUSANDS)
                                                                                       (UNAUDITED)
Accounts receivable:
  U.S. Government:
    Billed.....................................................  $  40,114  $  41,624   $  33,803
    Unbilled:
      Contracts in progress....................................      9,913     10,882       8,729
      Amounts awaiting contractual coverage....................     10,805      5,823       5,273
      Revenue awaiting government approval of final indirect
        rates or contract close-out............................        221        629       1,553
  Commercial customers
    Contracts in progress......................................         --      2,328       2,152
                                                                 ---------  ---------  -----------
                                                                    61,053     61,286      51,510
Less allowances................................................     (3,690)    (2,700)     (2,762)
                                                                 ---------  ---------  -----------
                                                                 $  57,363  $  58,586   $  48,748
                                                                 ---------  ---------  -----------
                                                                 ---------  ---------  -----------

    Contracts in progress consist primarily of revenues on long-term contracts that have been recognized under the percentage of completion method for accounting purposes but not billed to customers. These amounts generally will be billable upon product delivery or satisfaction of other contract requirements.

    Amounts awaiting contractual coverage include amounts for which the Company expects to obtain the necessary contract modifications in the normal course of business. At December 31, 1994 and 1995, and June 30, 1996 approximately $7.1 million, $1.6 million and $1.6 million respectively, is related to situations where disputes regarding the extent of contractual coverage have resulted in legal actions or formal claims. The Company has provided allowances that it believes adequately provide for the resolution of these and

                                CTA INCORPORATED

                                 JUNE 30, 1996

3. ACCOUNTS RECEIVABLE (CONTINUED)
other matters. The Company expects to realize substantially all billed and unbilled receivables within one year.

4. COMPOSITION OF CERTAIN FINANCIAL STATEMENT BALANCES

                                                                   DECEMBER 31,
                                                               --------------------   JUNE 30,
                                                                 1994       1995        1996
                                                               ---------  ---------  -----------
                                                                        (IN THOUSANDS)
                                                                                     (UNAUDITED)
Other current assets:
  Receivables from employees and stockholders (Note 11)......  $   1,692  $     849   $     846
  Other......................................................      1,729      2,848       4,937
                                                               ---------  ---------  -----------
                                                               $   3,421  $   3,697   $   5,783
                                                               ---------  ---------  -----------
                                                               ---------  ---------  -----------
Furniture and equipment:
  Data processing equipment..................................  $  11,256  $   9,764   $  10,038
  Office furniture and equipment.............................      8,068      8,586       8,506
  Other equipment............................................      3,845      1,861       3,404
  Leasehold improvements.....................................        957      1,090       1,085
                                                               ---------  ---------  -----------
                                                                  24,126     21,301      23,033
Accumulated depreciation and amortization....................    (15,387)   (14,517)    (15,008)
                                                               ---------  ---------  -----------
                                                               $   8,739  $   6,784   $   8,025
                                                               ---------  ---------  -----------
                                                               ---------  ---------  -----------
Other Assets:
  Assets transferred under contractual arrangement (Note
    13)......................................................  $      --  $   2,370   $   2,370
  Investment in EarthWatch (Note 6)..........................         --         --       2,038
  Capitalized software costs, net............................        846      1,547       1,506
  Deferred tax asset (Note 10)...............................         --        750         750
  Other......................................................      2,998      2,145       1,707
                                                               ---------  ---------  -----------
                                                               $   3,844  $   6,812   $   8,371
                                                               ---------  ---------  -----------
                                                               ---------  ---------  -----------
Accrued expenses:
  Salaries and incentives....................................  $   4,165  $   3,664   $   3,717
  Employee benefit plans.....................................        310        492         489
  Other......................................................        723        648         923
                                                               ---------  ---------  -----------
                                                               $   5,198  $   4,804   $   5,129
                                                               ---------  ---------  -----------
                                                               ---------  ---------  -----------

5. GEMnet INVESTMENT

    In 1994, the Company began an initiative to enter the wireless global data communications market through development and construction of its low earth orbit GEMnet satellite. Construction of this satellite was completed in 1995, but the satellite was destroyed because of a failure of the launch vehicle. The Company recovered $6.1 million of insurance proceeds related to the launch failure which were applied against program costs incurred. The remaining GEMnet assets, valued at $7.3 million, consist primarily of satellite software and ground station and other equipment. If the Company is unable to

                                CTA INCORPORATED

                                 JUNE 30, 1996

5. GEMnet INVESTMENT (CONTINUED)
develop GEMnet, the Company may have to expense substantially all or a portion of its $7.3 million in GEMnet assets.

    The Company has received an experimental license from the Federal Communications Commission ("FCC") for the initial two satellites in the system. The Company also has applied for an operational satellite system license. The timing of resolution of this license with the FCC is uncertain but is not expected before 1997.

    The Company currently intends to continue its pursuit of the global data communications market by utilizing its GEMnet assets. The development of the initial GEMnet satellites and the full satellite system will require capital in excess of that committed or currently available to the Company. Accordingly, the Company will need to obtain additional capital from other partners and/or raise additional debt and/or equity financing.

    There are a number of other companies that are developing low earth orbit systems, some of which would likely be direct competitors in the data communications market. If the GEMnet system becomes operational, the Company expects to incur operating losses for several years. The ultimate recoverability of existing and planned investments in GEMnet will depend on various factors, including the success of the Company's efforts to obtain licenses needed to operate the satellite system in the U.S. and other target markets, the ability to finance development of the satellite system, and the ability to develop sufficient business to support profitable operations.

6. INVESTMENT IN EarthWatch

    In May 1994, the Company entered into an agreement with EarthWatch, Inc. ("EarthWatch") pursuant to which it is manufacturing two remote sensing satellites. Total consideration under this contract consists of $4.0 million in cash and 1,018,748 shares of EarthWatch preferred stock valued at $4.00 per share which is convertible into approximately 3.5 percent of EarthWatch's fully diluted equity. Other assets at June 30, 1996 include 509,374 shares of such stock, carried on a cost basis at $2.0 million, received as a milestone payment under the contract with EarthWatch in March 1996.

7. NOTES PAYABLE AND SUBORDINATED DEBT

    In December 1993, the Company and its subsidiaries entered into an agreement with a bank for a revolving credit facility providing the availability to borrow up to $32,000,000 (as amended) which includes a facility for letters of credit up to $10,000,000.

    At December 31, 1994 and 1995 and June 30, 1996, there was $15,000,000,
$16,324,000 and $20,000,000, respectively, outstanding under the revolving line of credit. Borrowings under the revolving credit facility are secured by the Company's accounts receivables and bear interest at either the lender's prime rate or LIBOR plus 1.25%, at the Company's discretion. The weighted average rate in effect for short-term borrowings at December 31, 1994 and 1995 and June 30, 1996, was approximately 6.1%, 7.6%, and 6.8%, respectively. Under the agreement, the Company pays an annual commitment fee on the unused credit line and an annual administration fee on the total revolving credit line. The revolving line of credit expires on December 9, 1996. The Company has entered into negotiations for a $50.0 million secured credit facility to replace the revolving line of credit.

    In December 1993, the Company entered into a note purchase agreement (the "Notes Agreement") providing for $15,000,000 aggregate principal amount of unsecured, senior subordinated notes (the "Notes"). The Notes bear interest at 12.0% per annum, payable quarterly. The Notes may be prepaid at

                                CTA INCORPORATED

                                 JUNE 30, 1996

7. NOTES PAYABLE AND SUBORDINATED DEBT (CONTINUED) any time beginning the fourth year, subject to a premium starting at 6.86% and declining annually to zero at maturity of the Notes in 2001. The Notes may be prepaid during the first three years only concurrently with a public offering of the Company's common stock and subject to a higher prepayment premium.

    The Company is required at the election of the holder to repurchase the Notes at the unpaid principal amount, plus accrued interest, at the occurrence of a transaction which results in a change in control of ownership of the Company or a "Qualifying Sale" of the Company's common stock as defined by the Notes Agreement.

    The Notes also provide for payment of contingent interest over and above the 12.0% fixed rate upon the occurrence of a change of control in ownership of the Company, sales of the Company's common stock by the Company or its shareholders as defined in the Notes Agreement as a "Qualifying Sale" or a "Secondary Sale to the public," or at December 31, 1998, at the election of the holders of the Notes.

    If no Qualifying Sale or change of control has occurred, the ultimate amount of the contingent interest is based on the greater of amounts resulting from several calculations as specified in the Notes Agreement, some of which are based on the market value of the Company's common stock as determined in annual valuations by an appraisal. The contingent interest is intended to approximate 9.5% of the Company's fair market value and could be reduced to 8.0% of the Company's fair market value if operating results specified in the Notes Agreement are achieved. The Company recognizes interest expense annually for the PRO RATA amount of contingent interest payable at December 31, 1998.

    Minimum scheduled principal repayments of the Notes commence in 1998 and are as follows: $3,000,000 in 1998 through 1999, $4,000,000 in 2000, and $5,000,000 in 2001.

    The loan agreements include financial covenants which require the Company and subsidiaries to maintain certain financial ratios and provide restrictions on capital expenditures. The agreements also require advance approval by the lenders of payment of dividends.

    Due to the adjustments to profit recorded in the first quarter of 1996, the Company sought and received 90-day waivers to three of its restrictive debt covenants from its debt through June 30, 1996. Since that time, the Company has concluded amendments to the covenant provisions of the lending agreement with its senior lender, and has received additional 90-day waivers through September 30, 1996 to the applicable restrictive debt covenants of the Notes Agreement.

    Interest expense on all borrowings was $992,000, $3,627,000 and $4,116,000 for the years ended December 31, 1993, 1994, and 1995, respectively, and was $1,692,000 and $2,304,000 for the six months ended June 30, 1995 and 1996, respectively. The expense in 1994, 1995 and 1996 includes contingent interest accrued under the terms of the Notes Agreement.

8. EMPLOYEE BENEFIT PLANS

    Substantially all of the Company's employees are eligible to participate in the Company's employee stock ownership plan ("ESOP"). The ESOP is designed to enable participating employees to share in the growth and prosperity of the Company while providing them with the opportunity to accumulate capital for their future. The ESOP allows only Company contributions, in cash or in common stock, as determined by the Board of Directors. Contributions are proportionately allocated on the basis of each eligible participant's compensation. Employee vesting in benefits ranges from 40% at the end of two years to 100% at the end of four years. Shares of the Company's common stock which may ultimately be distributed by the ESOP to participants carry certain limited provisions for repurchase by the Company. Through June 30, 1996, no shares of the Company's common stock have been distributed by the ESOP. At December 31, 1994 and 1995 and June 30, 1996, the ESOP owned 652,820, 514,720 and 514,720 shares, respectively, of the Company's common stock, all of which have been allocated to plan participants.

                                CTA INCORPORATED

                                 JUNE 30, 1996

8. EMPLOYEE BENEFIT PLANS (CONTINUED)

    The Company and its subsidiaries maintain 401(k) savings plans which allow for Company and employee contributions based upon a percentage of the participating employee's salary. Employee vesting in Company contributions ranges from one to four years.

    Beginning in 1994, participants could choose to invest their contributions in Company common stock. During 1994, the Company's 401(k) plan acquired 70,000 shares of the Company's treasury stock on behalf of the plan participants. The Company's 401(k) plan owned 70,000 shares of the Company's common stock at December 31, 1994 and 1995, and June 30, 1996.

    Amounts charged to expense under the above plans were $4,215,000, $2,077,000 and $2,089,000 for the years ended December 31, 1993, 1994 and 1995, respectively, and $964,000 and $897,000 for the six months ended June 30, 1995 and 1996, respectively. The reduction in expense subsequent to 1993 results primarily from a reduction of discretionary contributions by the Company in defined contribution plans. The Company currently provides no significant other post retirement benefits.

9. COMMON STOCK AND STOCK OPTIONS

    All of the Company's outstanding shares contain restrictions on transferability. Shares of common stock held by two of the Company's principal stockholders are subject to a buy-sell arrangement with the Company which contains repurchase features under specified circumstances. At June 30, 1996, none of the specified circumstances exist. Certain former participants in a terminated benefit plan hold approximately 28,510 shares of the Company's common stock which contain provisions for repurchase by the Company, at the option of those stockholders.

    In December 1991, the Company adopted the 1991 Stock Option and Purchase Plan which reserves 1,000,000 common shares for the granting of incentive or non qualified stock options or stock purchase rights through 2001. The Compensation Committee of the Board of Directors is authorized to grant options and purchase rights and to establish the respective terms, subject to certain restrictions. As of June 30, 1996, 667,453 options are outstanding under this plan and predecessor plans.

                                                                                  NUMBER OF SHARES
                                                                  ------------------------------------------------
                                                                      YEAR ENDED DECEMBER 31,         SIX MONTHS
                                                                  --------------------------------  ENDED JUNE 30,
                                                                     1993       1994       1995          1996
                                                                  ----------  ---------  ---------  --------------
Options outstanding at beginning of period......................     797,680    568,190    587,975       467,225
Granted (prices of $4.18-$7.17 in 1993, $7.17-$8.97 in 1994,
  $8.97-$9.39 in 1995 and $9.39-$9.49 in 1996)..................      33,380     56,135     15,250       250,228
Canceled (average price of $4.18 in 1993, $7.17 in 1994, $5.20
  in 1995 and $4.18 in 1996)....................................    (147,280)    (4,550)   (96,500)       (1,000)
Exercised (average price of $.60 in 1993, $5.03 in 1994, $6.01
  in 1995 and $2.80 in 1996)....................................    (115,590)   (31,800)   (39,500)      (49,000)
                                                                  ----------  ---------  ---------       -------
Options outstanding at end of year (prices of $1.54-$7.17 in
  1993, $1.54-$8.97 in 1994, $1.54-$9.39 in 1995 and $1.59-$9.49
  in 1996)......................................................     568,190    587,975    467,225       667,453
                                                                  ----------  ---------  ---------       -------
                                                                  ----------  ---------  ---------       -------

    Approximately 357,000 stock options were exercisable as of June 30, 1996.

                                CTA INCORPORATED

                                 JUNE 30, 1996

10. INCOME TAXES

    The provisions for income taxes for the six months ended June 30, 1995 and 1996 were computed using the estimated annual tax rate expected to be applicable for the full year.

    The provision (benefit) for income taxes consisted of the following components:

                                                                     YEAR ENDED DECEMBER 31,
                                                                 -------------------------------
                                                                   1993       1994       1995
                                                                 ---------  ---------  ---------
                                                                         (IN THOUSANDS)
Current:
  Federal......................................................  $   3,223  $   4,194  $   2,053
  State........................................................        764        826        784
                                                                 ---------  ---------  ---------
                                                                     3,987      5,020      2,837
Deferred:
  Federal......................................................       (352)    (1,531)    (1,345)
  State........................................................        (62)      (127)      (193)
                                                                 ---------  ---------  ---------
                                                                      (414)    (1,658)    (1,538)
                                                                 ---------  ---------  ---------
                                                                 $   3,573  $   3,362  $   1,299
                                                                 ---------  ---------  ---------
                                                                 ---------  ---------  ---------

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax liability are as follows:

                                                                           YEAR ENDED DECEMBER
                                                                                   31,
                                                                           --------------------
                                                                             1994       1995
                                                                           ---------  ---------
                                                                              (IN THOUSANDS)
Current deferred tax liabilities:
  Unbilled receivables...................................................  $   7,250  $   4,832
  Change in accounting for tax reporting.................................      1,927        985
  Other..................................................................        857      2,755
                                                                           ---------  ---------
                                                                              10,034      8,572
                                                                           ---------  ---------
Current deferred tax assets:
  Contract provisions and allowances.....................................      3,080      2,746
  Deferred lease incentives..............................................        354        261
  Accrued vacation.......................................................        676        693
  Other accruals.........................................................        494        230
                                                                           ---------  ---------
                                                                               4,604      3,930
                                                                           ---------  ---------
Net current deferred tax liabilities.....................................  $   5,430  $   4,642
                                                                           ---------  ---------
                                                                           ---------  ---------
Long-term deferred tax assets (liabilities):
  Accrued interest on subordinated debt..................................  $     402  $     818
  Other deferred liabilities.............................................       (402)       (68)
                                                                           ---------  ---------
Net long-term deferred tax assets........................................  $      --  $     750
                                                                           ---------  ---------
                                                                           ---------  ---------

                                CTA INCORPORATED

                                 JUNE 30, 1996

10. INCOME TAXES (CONTINUED)
    A reconciliation of income tax expense at the statutory Federal rate to income tax expense related to continuing operations at the Company's effective income tax rate is as follows:

                                                          YEAR ENDED DECEMBER 31,
                                                      -------------------------------
                                                        1993       1994       1995
                                                      ---------  ---------  ---------
                                                              (IN THOUSANDS)
Federal income taxes at statutory rate..............  $   2,843  $   2,737  $   1,135
State income taxes, net of Federal tax benefit......        456        430        148
Goodwill amortization...............................        232        212        252
Foreign sales corporation (FSC) benefit.............         --         --       (243)
Other...............................................         42        (17)         7
                                                      ---------  ---------  ---------
                                                      $   3,573  $   3,362  $   1,299
                                                      ---------  ---------  ---------
                                                      ---------  ---------  ---------

11. TRANSACTIONS WITH RELATED PARTIES

    The Company has made loans to two of its principal stockholders for relocation costs that include the purchase of new residences. The loans were made in exchange for promissory notes and are secured by deeds of trust on residential property. The loans bear interest at the same rates applicable to the Company's revolving line of credit. The remaining indebtedness of approximately $111,000 on one of these loans was paid in January 1996. At December 31, 1994 and 1995, and at June 30, 1996, $620,000, $631,000 and
$538,000, respectively, remained outstanding under these loans. The outstanding loans are due on demand.

12. COMMITMENTS AND CONTINGENCIES

    The Company has operating leases for all of its office space and various computer and office equipment. Most of the office space leases require the Company to pay maintenance and operating expenses such as taxes, insurance and utilities and also include provisions for renewal. Certain of the leases contain provisions for periodic rate escalations to reflect changes in the consumer price index. Total rent expense for the years ended December 31, 1993, 1994 and 1995 was $5,282,000, $5,045,384 and $4,602,000, respectively, and for the six months ended June 30, 1995 and 1996 was $2,037,000 and $1,870,000, respectively.

    At December 31, 1995, total future minimum rental commitments under non-cancelable leases are summarized as follows (in thousands):

1996...............................................................  $   4,048
1997...............................................................      3,549
1998...............................................................      3,024
1999...............................................................      2,092
2000...............................................................        756
                                                                     ---------
                                                                     $  13,469
                                                                     ---------
                                                                     ---------

                                CTA INCORPORATED

                                 JUNE 30, 1996

12. COMMITMENTS AND CONTINGENCIES (CONTINUED)
    At June 30, 1996, the Company had a 6.75% limited partnership interest in its corporate headquarters building in Rockville, Maryland that vests up to 9.5% over the life of the lease.

    The Company is involved in litigation incidental to its business. Management of the Company, after reviewing developments with legal counsel, is of the opinion that the outcome of such matters will not have a material adverse effect on the financial position or future operations of the Company.

13. SALE OF SIMULATION SYSTEMS DIVISION

    ASSETS TRANSFERRED UNDER CONTRACTUAL ARRANGEMENT

    In September 1995, the Company entered into an agreement to sell substantially all of the assets of its Simulation Systems Division ("SIM") to a former director and a principal stockholder of the Company and other investors in exchange for two notes secured by the assets of the division with an aggregate principal amount of $2.2 million, bearing interest at the Company's borrowing rate and a 15% minority interest in the purchasing entity, valued at $0.2 million. The assets of the division consisted primarily of a cockpit flight similator and various fixed assets, which had an aggregate book value of $3.1 million, net of accumulated depreciation. Realization of the investment and notes receivable totaling $570,000 are dependent primarily on the future success of the business, while the realization of a note totaling $1,800,000 is dependent on the proceeds from the use or sale of an aircraft simulator.

    DISCONTINUED OPERATIONS

    The consolidated income statement excludes sales and expenses of discontinued operations from captions applicable to continuing operations. Net sales of SIM prior to its disposition were $15,527,000 in 1993, $9,720,000 in 1994 and $470,000 in 1995. The income (loss) from operations of the SIM business were $1,012,000 in 1993, $(93,000) in 1994 and $(1,260,000) in 1995, net of
income tax. The 1995 loss from disposal of the business was $465,000 net of income tax.

14. OTHER INFORMATION

    MAJOR CUSTOMERS

    The percentage of contract revenues that comprise 10% or more of total revenues to U.S. Government customers were as follows:

                                                                                                         YEAR ENDED
                                                                                                        DECEMBER 31,
                                                                                            -------------------------------------
                                                                                               1993         1994         1995
                                                                                               -----        -----        -----
Department of Defense.....................................................................          60%          36%          31%
Department of Transportation..............................................................          21%          16%          --
General Services Administration...........................................................          --           11%          --
National Aeronautics and Space Administration.............................................          --           --           19%

                                                                                                   SIX MONTHS
                                                                                                     ENDED
                                                                                                    JUNE 30,
                                                                                                 -------------
                                                                                               1995         1996
                                                                                               -----        -----
Department of Defense.....................................................................          34%          36%
Department of Transportation..............................................................          --           --
General Services Administration...........................................................          --           --
National Aeronautics and Space Administration.............................................          21%          16%

                                CTA INCORPORATED

                                 JUNE 30, 1996

14. OTHER INFORMATION (CONTINUED)
    In addition, 27% of the Company's revenues were from a single commercial customer for the year ended December 31, 1995 and 25% and 31% for the six months ended June 30, 1995 and 1996, respectively.

    Revenues recognized from foreign sales were $58,233,000 during the year ended December 31, 1995, and $30,800,000 and $25,500,000 for the six months ended June 30, 1995 and 1996, respectively.

    FORMULA FOR DETERMINING FAIR MARKET VALUE OF COMMON STOCK

    In 1991, the Board of Directors of the Company approved the use of a formula for assessing the fair market value of the Company's common stock. Net book value, contract revenues, income from continuing operations, contract margin and weighted average shares outstanding constitute some of the financial statement factors considered in this formula.

15. BUSINESS SEGMENTS

    The Company operates in its three principal business units: Space and Telecommunications Systems, Information Technology (IT) Services and Mobile Information and Communications Services. The Space and Telecommunications Systems business principally designs and manufactures small low-earth and geosynchronous orbit satellites and related support systems. The Information Technology Services business comprises the Company's historical business base of providing IT services for a variety of customers. The Mobile Information and Communications Services business unit has been formed to pursue commercial applications of the Company's proprietary technology in innovative IT and space-based or wireless solutions to a variety of applications, including mobile asset tracking and remote fixed asset monitoring.

                                CTA INCORPORATED

                                 JUNE 30, 1996

15. BUSINESS SEGMENTS (CONTINUED)
    The following table provides certain financial information for each business segment:

                                                                                            SIX MONTHS
                                                          YEAR ENDED DECEMBER 31,         ENDED JUNE 30,
                                                      -------------------------------  --------------------
                                                        1993       1994       1995       1995       1996
                                                      ---------  ---------  ---------  ---------  ---------
                                                                          (IN MILLIONS)
                                                                                           (UNAUDITED)
Contract revenues:
  Information Technology Services...................  $    92.2  $   107.5  $   109.4  $    54.4  $    49.7
  Space and Telecommunications Systems..............       32.9       35.6      107.6       48.5       51.0
    Launch Support
  Mobile Information and Communications Services....         --         --         --         --         --
                                                      ---------  ---------  ---------  ---------  ---------
                                                      $   125.1  $   143.1  $   217.0  $   102.9  $   100.7
                                                      ---------  ---------  ---------  ---------  ---------
                                                      ---------  ---------  ---------  ---------  ---------
Operating profit:
  Information Technology Services...................  $     8.4  $    10.6  $     5.9  $     2.8  $      .6
  Space and Telecommunications Systems..............         .4        1.8        5.6        1.7       (2.2)
    Launch Support
  Mobile Information and Communications Services....         --         --       (1.0)        --        (.8)

Other expense.......................................       (1.5)       (.8)       (.3)       (.2)       (.6)
                                                      ---------  ---------  ---------  ---------  ---------
                                                      $     7.3  $    11.6  $    10.2  $     4.3  $    (3.0)
                                                      ---------  ---------  ---------  ---------  ---------
                                                      ---------  ---------  ---------  ---------  ---------

Interest expense....................................       (1.0)      (3.6)      (4.1)      (1.7)      (2.3)
Income from continuing operations before
  income taxes......................................        6.3        8.0        6.1        2.6       (5.3)

Depreciation and amortization expense:
  Information Technology Services...................         .9        1.9        1.6        1.0         .9
  Space and Telecommunications Systems..............        1.7         .5        1.4         .1         .7
  Mobile Information and Communications Services....         --         --         --         --         --

Capital expenditures:
  Information Technology Services...................         .9        2.1        1.4         .4         .7
  Space and Telecommunications Systems..............        2.8        3.0        2.8         .4        2.1
  Mobile Information and Communications Services....         --         --         .1         --         --

Identifiable assets:
  Information Technology Services...................       24.6       29.6       42.4       36.1       32.0
  Space and Telecommunications Systems..............       44.5       46.2       32.1       32.4       37.9
  Mobile Information and Communications Services....         --        6.3        7.3       11.2        7.4
  General corporate assets..........................        5.2        7.7        9.7       12.8       17.8
                                                      ---------  ---------  ---------  ---------  ---------
                                                      $    74.3  $    89.8  $    91.5  $    92.5  $    95.1
                                                      ---------  ---------  ---------  ---------  ---------
                                                      ---------  ---------  ---------  ---------  ---------

- -------------------------------------------
                                     -------------------------------------------
- -------------------------------------------
                                     -------------------------------------------

    No dealer, salesperson or any other person has been authorized to give any information or to make any representations not contained in this Prospectus, and if given or made, such information and representations must not be relied upon as having been authorized by the Company or any U.S. Underwriter. This Prospectus does not constitute an offer of any securities other than those to which it relates or an offer to sell, or a solicitation of an offer to buy, in any where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any date subsequent to the date hereof.

                             ---------------------

                               TABLE OF CONTENTS

                                                      PAGE
                                                   -----------
Prospectus Summary...............................           3
Risk Factors.....................................           8
Use of Proceeds..................................          19
Dividend Policy..................................          19
Capitalization...................................          20
Dilution.........................................          21
Selected Consolidated Financial Data.............          22
Management's Discussion and Analysis of Financial
  Condition and Results of Operations............          24
Business.........................................          32
Management.......................................          51
Certain Transactions.............................          58
Principal Stockholders...........................          59
Description of Capital Stock.....................          63
Shares Eligible for Future Sale..................          64
Underwriting.....................................          69
Legal Matters....................................          72
Experts..........................................          72
Available Information............................          73
Index to Consolidated Financial Statements.......         F-1
Independent Auditors' Report.....................         F-2

                             ---------------------

    Until           , 1996 (25 days after the date of this Prospectus), all
dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                3,000,000 SHARES

                           [CTA (LOGO) INCORPORATED]

                                  COMMON STOCK

                                ----------------
                                   PROSPECTUS
                                          , 1996

                             ---------------------
                                LEHMAN BROTHERS

                                COWEN & COMPANY

                             LEGG MASON WOOD WALKER
                                  INCORPORATED

- -------------------------------------------
                                     -------------------------------------------
- -------------------------------------------
                                     -------------------------------------------

[INSIDE BACK COVER GRAPHICS]
CTA GENTRAK (TM)

IN LATE 1996, CTA WILL INTRODUCE...

CARGO MANAGEMENT

Dock Bar Code Reader                           Driver's Bar Code Reader and Message Device
- --Freight scanned during loading               --Cargo data loaded before delivery via doc
- --Cargo data downloaded to CTA Service Center  PC in cradel
via cradle and dock PC                         --Scanning each item unloaded ensures proper
- --Local data base retained at dock             delivery
                                               --Serive Center updated via Asset Monitor and
                                               Terrestrial

[Photographs of Dock Bar Code Reader, Driver's Bar Code Reader, message device, terminals, and computer screen showing dock report.]

Customer PC generates trailer status and cargo information Level of support selectable

[Photograph of computer screens showing vehicle performance summaries.]

Global Positioning System
[Photograph of satellite.]

ASSET TRACKING

CTA Service Center: Asset location and cargo management database Service Center collects and maintains location and cargo on-load/delivery status
Generates customer speficified sum

Asset Monitor communicates with Service Center via wireless networks

[Photograph of computer screen database.]

Open system architecture allows use of multiple netowrks.
- --RAM Mobile

- --AT&T Wireless cellular
- --Future Low-Earth Orbit Satellite Systems

[Close-up photograph of asset monitor.]
The Asset Monitor is a key compoent in trailer location and cargo management
- --Communicates with Service Center and driver hand-held device
- --Computes location by using Global Positioning System
- --Accepts updates to on-board computer programs and sensor reporting parameters from Service Center
- --Operates on self-contained rechargeable batteries

[Photograph of truck trailer with asset monitor attached.]
- --Untethered trailers, containers, etc. report location, temperature, volume and door security status at a programmable rate
- --Asset monitor operates for up to 8 weeks in untethered mode

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

[Alternate Page]

                 Subject to Completion, dated September 9, 1996

PROSPECTUS

                                3,000,000 Shares
                           [CTA (LOGO) INCORPORATED]

                                  Common Stock
                               ------------------

    Of the 3,000,000 shares of Common Stock, par value $.01 per share (the "Common Stock"), of CTA INCORPORATED, a Colorado corporation (the "Company" or "CTA"), offered hereby, 600,000 shares are being offered initially in Europe by the International Managers and 2,400,000 shares are being offered initially in the United States and Canada by the U.S. Underwriters (together with the International Managers, the "Underwriters"). Such offerings are referred to collectively as the "Offerings." See "Underwriting."

    Prior to these Offerings, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be
between $         and $         per share. See "Underwriting" for a discussion
of the factors considered in determining the initial public offering price. The initial public offering price and the underwriting discount and commission per share are identical for each of the Offerings. The Company intends to apply to trade the Common Stock on the Nasdaq National Market ("NNM") under the symbol "CTAI."
                            ------------------------

    THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING AT PAGE .
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
               THIS PROSPECTUS. ANY REPRESENTATION   TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                                                                       Underwriting
                                                                       Discounts and           Proceeds to
                                               Price to Public        Commissions(1)           Company (2)
Per Share.................................            $                      $                      $
Total(3)..................................            $                      $                      $

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(2) Before deducting expenses estimated at $         payable by the Company.
(3) The Company has granted the International Managers a 30-day option to purchase up to 90,000 additional shares on the same terms and conditions as set forth above solely to cover over-allotments, if any. The U.S. Underwriters have been granted a similar option to purchase up to 360,000 additional shares solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discounts
    and Commissions and Proceeds to Company will be $         , $         and
    $         , respectively. See "Underwriting."
                            ------------------------

    The shares of Common Stock offered by this Prospectus are offered by the International Managers subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the International Managers and to certain further conditions. It is expected that delivery of the certificates for the shares will be made at the offices of
Lehman Brothers, in New York, New York, on or about         , 1996.
                            ------------------------
LEHMAN BROTHERS
                                COWEN & COMPANY
                                                          LEGG MASON WOOD WALKER
                                                      INCORPORATED

           , 1996

                                                       [ALTERNATE INTERNATIONAL]

- -------------------------------------------
                                     -------------------------------------------
- -------------------------------------------
                                     -------------------------------------------

    No dealer, salesperson or any other person has been authorized to give any information or to make any representations not contained in this Prospectus, and if given or made, such information and representations must not be relied upon as having been authorized by the Company or any International Manager. This Prospectus does not constitute an offer of any securities other than those to which it relates or an offer to sell, or a solicitation of an offer to buy, in any where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any date subsequent to the date hereof.

                             ---------------------

                               TABLE OF CONTENTS

                                                      PAGE
                                                   -----------
Prospectus Summary...............................           3
Risk Factors.....................................           8
Use of Proceeds..................................          19
Dividend Policy..................................          19
Capitalization...................................          20
Dilution.........................................          21
Selected Consolidated Financial Data.............          22
Management's Discussion and Analysis of Financial
  Condition and Results of Operations............          24
Business.........................................          32
Management.......................................          51
Certain Transactions.............................          58
Principal Stockholders...........................          59
Description of Capital Stock.....................          61
Shares Eligible for Future Sale..................          64
Underwriting.....................................          69
Legal Matters....................................          72
Experts..........................................          72
Available Information............................          73
Index to Consolidated Financial Statements.......         F-1
Independent Auditors' Report.....................         F-2

                             ---------------------

    Until           , 1996 (25 days after the date of this Prospectus), all
dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                3,000,000 SHARES

                           [CTA (LOGO) INCORPORATED]

                                  COMMON STOCK

                                ----------------
                                   PROSPECTUS
                                          , 1996

                             ---------------------
                                LEHMAN BROTHERS

                                COWEN & COMPANY

                             LEGG MASON WOOD WALKER
                                  INCORPORATED

- -------------------------------------------
                                     -------------------------------------------
- -------------------------------------------
                                     -------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, which will be paid solely by the Company. All the amounts shown are estimates, except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee:

                                                                                      AMOUNT
                                                                                     ---------
SEC registration fee...............................................................  $  19,035
NASD filing fee....................................................................      6,020
Nasdaq listing fee.................................................................          *
Transfer agent and registrar fees and expenses.....................................          *
Printing and engraving expenses....................................................          *
Legal fees and expenses............................................................          *
Accounting fees and expenses.......................................................          *
Blue Sky fees and expenses.........................................................          *
Miscellaneous expenses.............................................................          *
                                                                                     ---------
    Total..........................................................................  $       *
                                                                                     ---------
                                                                                     ---------

- ------------------------

*   To be completed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    As authorized by Section 7-9-101 et. seq. of the Colorado Business Corporation Act, each director and officer of the Company may be indemnified by the Company against expenses (including attorneys' fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred in connection with the defense or settlement of any threatened, pending or completed legal proceedings in which he is involved by reason of the fact that he is or was a director or officer of the Company if he acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe that his conduct was unlawful. If the legal proceeding, however, is by or in the right of the Company, the director or officer may not be indemnified in respect of any claim, issue or matter as to which he shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless a court determines otherwise.

    Article XI of the Restated Charter of the Company provides that no director of the Company shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain acts set forth in the Colorado Corporation Code or (iv) for any transaction from which the director derived an improper personal benefit. In addition, Article XII of the Restated Charter provides that the Company must indemnify directors and executive officers to the fullest extent permitted by law and may indemnify other officers to the fullest extent permitted by law.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    The following information is furnished with regard to all securities sold by the Company within the past three years which were not registered under the Securities Act.

    In December 1993, the Company issued $15.0 million aggregate principal amount of the Notes to Equitable Capital Private Income and Equity Partnership II, L.P. and BCI Growth III, L.P. for $10.0 million and $5.0 million in cash respectively.

    The sales described in this Item 15 were made in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act relating to sales by an issuer not involving any public offering. The foregoing transactions did not involve a distribution or public offering. No underwriters were engaged in connection with the foregoing issuances of securities and no commissions or discounts were paid.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) EXHIBITS

           EXHIBIT NO.                                             DESCRIPTION
           ------------  -----------------------------------------------------------------------------------------------
*                1.1     Form of U.S. Underwriting Agreement.
*                1.2     Form of International Underwriting Agreement.
*                3.1     Restated Articles of Incorporation of the Company.
*                3.2     By-laws of the Company, as amended.
*                5.1     Opinion of Willkie Farr & Gallagher.
                         Opinion of Sherman & Howard
             (7)10.1     Buy Sell Agreement, dated February 28, 1983, among Carmelo E. Velez, B.A. Claussen and the
                         Company.
             (4)10.1.1   Amendment to the Buy Sell Agreement, dated March 23, 1992, among Carmelo E. Velez, B.A.
                         Claussen and the Company.
             (7)10.2     Lease Agreement, dated February 6, 1989, between 6116 Associates Limited Partnership and the
                         Company, concerning the Company's Rockville, Maryland corporate headquarters.
             (7)10.3     Addendum No. 1. to the Lease Agreement, dated February 6, 1989, between 6116 Associates Limited
                         Partnership and the Company.
             (7)10.4     Addendum No. 2 to the Lease Agreement, dated March 8, 1990, between 6116 Associates Limited
                         Partnership and the Company.
             (7)10.5     Amended and Restated Limited Partnership Agreement of 6116 Associates Limited Partnership,
                         dated February 6, 1989, among Marvin R. Lang, as General Partner and those persons listed on
                         Schedule A attached thereto as Limited Partners.
             (6)10.5.1   Amendment of Amended and Restated Certificate of Limited Partnership and Amended and Restated
                         Limited Partnership Agreement of 6116 Associates Limited Partnership.
             (7)10.6     Option Agreement, dated August 16, 1991, between the Company and John W. Townsend, Jr. (The
                         "Townsend Option").
             (4)10.6.1   Amendment to Townsend Option, dated March 18, 1992.
             (7)10.7     Consulting Agreement, dated August 2, 1991, between the Company and Richard E. Brackeen.
             (7)10.8     1984 Stock Option Plan.
             (7)10.9     1991 Stock Option, Purchase Right and Bonus Plan.
             (7)10.10    401(k) Plan.
             (7)10.11    Employee Stock Ownership Plan.
             (7)10.12    Loan and Security Agreement, dated October 12, 1989, between the Company and The Riggs National
                         Bank of Washington, D.C.
             (7)10.13    Letter Agreement, dated February 13, 1991, between the Company and The Riggs National Bank of
                         Washington, D.C.
             (3)10.13.1  Proposed Credit Facility Term Sheet, dated April 17, 1992 between the Company and The Riggs
                         National Bank of Washington, D.C.

           EXHIBIT NO.                                             DESCRIPTION
           ------------  -----------------------------------------------------------------------------------------------
             (5)10.14    Agreement, dated June 7, 1989, among the Company and Jose Maria Escondrillas, Javier Camunas
                         and CSL Company.
             (5)10.15    Concept of Operations Joint Venture CTA/Spanish Partners, dated May 10, 1989, between the
                         Company and the Partners.
             (5)10.16    License Agreement, dated June 7, 1989, between the Company and CSL Company.
             (8)10.17    Stock Purchase Agreement between the Company and Engineering Technologies, Inc.
             (3)10.18    Agreement dated April 17, 1992 between the Company and The Riggs National Bank of Washington,
                         D.C. regarding Employee Stock Loan Program.
             (3)10.19    Memorandum of Understanding, dated June 12 1992, between the Company and Capitol Securities
                         Management, Inc.
             (3)10.20    Consulting Agreement dated July 22, 1992 between the Company and Emanuel Fthenakis.
             (3)10.21    Employment Agreement between George Sebestyen and Engineering Technologies, Incorporated.
             (9)10.22    Stock Purchase Agreement between the Company and International Microspace, Inc.
             (2)10.23    Financing and Security Agreement between the Company and First Union Commercial Corporation.
             (2)10.24    Note Purchase Agreement.
*               23.1     Consent of Willkie Farr & Gallagher (included in Exhibit 5.1).
*               23.2     Consent of Sherman & Howard, L.L.C. (included in Exhibit 5.2).
+               23.3     Consent of Ernst & Young LLP.
+               24.0     Power of Attorney (included on signature page).
             (7)28.1     Share Purchase Policy of the Company adopted by the Board of Directors on November 15, 1991.
             (7)28.2     Letter, dated November 15, 1991, to the Company from Legg Mason Wood Walker, Inc.
             (3)28.2.1   Letter and report dated March 23, 1994 to the Company from Legg Mason Wood Walker, Inc.
             (1)28.2.2   Letter and report dated February 27, 1995 to the Company from Legg Mason Wood Walker, Inc.
             (7)28.3     Letter, dated March 22, 1991, to the Company from Legg Mason Wood Walker, Inc., concerning the appraisal of the Common Stock.
             (7)28.4     Letter, dated October 20, 1991 to the Company from First National Bank of Maryland, concerning the Loan Purchase Policy.
             (5)28.5     Letter, dated February 21, 1992, to the Company from Legg Mason Wood Walker, Inc., concerning the appraisal of Common Stock.

- ------------------------

*   To be filed by amendment

+  Filed herewith

(1) Incorporated by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form S-1 (File No. 33-44510) filed with the Commission on May 12, 1995.

(2) Incorporated by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form S-1 (File No. 33-44510) filed with the Commission on March 30, 1994.

(3) Incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (File No. 33-44510) filed with the Commission on August 20, 1992.

(4) Incorporated by reference to Amendment No. 3 to the Registration Statement on Form S-1 (File No. 33-44510) filed with the Commission on March 23, 1992.

(5) Incorporated by reference to Amendment No. 2 to the Registration Statement on Form S-1 (File No. 33-44510) filed with the Commission on February 28, 1992.

(6) Incorporated by reference to Amendment No. 1 to the Registration Statement on Form S-1 (File No. 33-44510) filed with the Commission on February 13, 1992.

(7) Incorporated by reference to the Registration Statement on Form S-1 (File No. 33-44510) filed with the Commission on December 12, 1991.

(8) Incorporated by reference to the Current Report on Form 8-K filed with the Commission on July 20, 1992.

(9) Incorporated by reference to the Current Report on Form 8-K filed with the Commission on September 14, 1993.

    (b) FINANCIAL STATEMENT SCHEDULES

    The financial statement schedule listed below is filed as part of the Registration Statement.

    Schedule II Valuation and Qualifying Accounts and Reserves

ITEM 17. UNDERTAKINGS

    (1) The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreements certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    (2) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to its Restated Certificate, Bylaws, the Underwriting Agreement or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (3) The Registrant hereby undertakes that:

        (a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective.

        (b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Rockville, Maryland on September 9, 1996.

                                          CTA INCORPORATED

                                          By: _________/s/_C.E. VELEZ___________
                                              Name:  C.E. Velez
                                            Title:   President, Chief Executive
                                              Officer and
                                                   Chairman of the Board of
                                              Directors

                               POWER OF ATTORNEY

    Each of the undersigned officers and directors of CTA INCORPORATED hereby severally constitutes and appoints C.E. Velez and Gregory H. Wagner, and each of them, as the attorneys-in-fact for the undersigned, in any and all capacities, with full power of substitution, to sign any and all pre- or post-effective amendments to this Registration Statement, any subsequent registration statement for the same offering which may be filed under Rule 462(b) under the Securities Act of 1933, as amended, and any and all pre- or post-effective amendments thereto, and to file the same with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact, or either of them, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                SIGNATURE                                        TITLE                                 DATE
- -----------------------------------------  -------------------------------------------------  ----------------------

             /s/ C.E. VELEZ                President, Chief Executive Officer, Chairman of
    --------------------------------       the Board and Director                               September 9, 1996
               C.E. Velez
          /s/ GREGORY H. WAGNER            Executive Vice President, Chief Financial Officer
    --------------------------------       and Treasurer                                         September 9 1996
            Gregory H. Wagner
          /s/ RICARDO DE BASTOS            President-Space and Telecommunications Systems
    --------------------------------       and Director                                         September 9, 1996
            Ricardo de Bastos
         /s/ RAYMOND V. MCMILLAN           President-Information Technology Services and
    --------------------------------       Director                                             September 9, 1996
           Raymond V. McMillan
        /s/ EMANUEL J. FTHENAKIS
    --------------------------------       Director                                             September 9, 1996
          Emanuel J. Fthenakis
          /s/ HARVEY D. KUSHNER
    --------------------------------       Director                                             September 9, 1996
            Harvey D. Kushner
       /s/ GEORGE W. MORGENTHALER
    --------------------------------       Director                                             September 9, 1996
         George W. Morgenthaler
        /s/ JAMES M. PAPADA, III
    --------------------------------       Director                                             September 9, 1996
          James M. Papada, III
         /s/ ARTURO SILVESTRINI
    --------------------------------       Director                                             September 9, 1996
           Arturo Silvestrini

                SIGNATURE                                        TITLE                                 DATE
- -----------------------------------------  -------------------------------------------------  ----------------------
            /s/ JOHN L. SLACK
    --------------------------------       Director                                             September 9, 1996
              John L. Slack
          /s/ JOHN W. TOWNSEND
    --------------------------------       Director                                             September 9, 1996
            John W. Townsend

         REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS, ON SCHEDULE

THE BOARD OF DIRECTORS AND SHAREHOLDERS
CTA INCORPORATED

    We have audited the accompanying consolidated balance sheets of CTA INCORPORATED and subsidiaries as of December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995, and have issued our report thereon dated February 15, 1996 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

    In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                                           /s/ ERNST & YOUNG LLP

Washington, D.C.
February 15, 1996

                                                                     SCHEDULE II

                         CTA INTERNATIONAL INCORPORATED
                 VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
                                     ($000)

                                                                 ADDITIONS
                                             BALANCE AT   ------------------------
                                              BEGINNING   CHARGED TO     CHARGED                   BALANCE
                                                 OF        COSTS AND    TO OTHER                   AT END
DESCRIPTION                                    PERIOD      EXPENSES     ACCOUNTS    DEDUCTIONS    OF PERIOD
- -------------------------------------------  -----------  -----------  -----------  -----------  -----------
For the year ended December 31, 1993
  Allowance for Doubtful Accounts..........   $   2,812    $     985    $     372    $     243    $   3,926

For the year ended December 31, 1994
  Allowance for Doubtful Accounts..........   $   3,926    $     520    $       0    $     756    $   3,690

For the year end December 31, 1995
  Allowance for Doubtful Accounts..........   $   3,690    $     200    $     292    $   1,482    $   2,700

                               INDEX TO EXHIBITS

                                                                                                           SEQUENTIAL PAGE
           EXHIBIT NO.                                    DESCRIPTION                                          NUMBER
           ------------  ------------------------------------------------------------------------------  -------------------
*                3.1     Restated Articles of Incorporation of the Company.
*                3.2     By-laws of the Company, as amended.
*                4.1     Form of U.S. Underwriting Agreement.
*                4.2     Form of International Underwriting Agreement.
*                5.1     Opinion of Willkie Farr & Gallagher.
                         Opinion of Sherman & Howard, L.L.C.
             (7)10.1     Buy Sell Agreement, dated February 28, 1983, among Carmelo E. Velez, B.A.
                         Claussen and the Company.
             (4)10.1.1   Amendment to the Buy Sell Agreement, dated March 23, 1992, among Carmelo E.
                         Velez, B.A. Claussen and the Company.
             (7)10.2     Lease Agreement, dated February 6, 1989, between 6116 Associates Limited
                         Partnership and the Company, concerning the Company's Rockville, Maryland corporate headquarters.
             (7)10.3     Addendum No. 1. to the Lease Agreement, dated February 6, 1989, between 6116
                         Associates Limited Partnership and the Company.
             (7)10.4     Addendum No. 2 to the Lease Agreement, dated March 8, 1990, between 6116
                         Associates Limited Partnership and the Company.
             (7)10.5     Amended and Restated Limited Partnership Agreement of 6116 Associates Limited
                         Partnership, dated February 6, 1989, among Marvin R. Lang, as General Partner and those persons listed on Schedule A attached thereto as Limited Partners.
             (6)10.5.1   Amendment of Amended and Restated Certificate of Limited Partnership and
                         Amended and Restated Limited Partnership Agreement of 6116 Associates Limited
                         Partnership.
             (7)10.6     Option Agreement, dated August 16, 1991, between the Company and John W.
                         Townsend, Jr. (The "Townsend Option").
             (4)10.6.1   Amendment to Townsend Option, dated March 18, 1992.
             (7)10.7     Consulting Agreement, dated August 2, 1991, between the Company and Richard E.
                         Brackeen.
             (7)10.8     1984 Stock Option Plan.
             (7)10.9     1991 Stock Option, Purchase Right and Bonus Plan.
             (7)10.10    401(k) Plan.
             (7)10.11    Employee Stock Ownership Plan.
             (7)10.12    Loan and Security Agreement, dated October 12, 1989, between the Company and
                         The Riggs National Bank of Washington, D.C.
             (7)10.13    Letter Agreement, dated February 13, 1991, between the Company and The Riggs
                         National Bank of Washington, D.C.
             (3)10.13.1  Proposed Credit Facility Term Sheet, dated April 17, 1992 between the Company and The Riggs National Bank of Washington, D.C.
             (5)10.14    Agreement, dated June 7, 1989, among the Company and Jose Maria Escondrillas,
                         Javier Camunas and CSL Company.
             (5)10.15    Concept of Operations Joint Venture CTA/Spanish Partners, dated May 10, 1989, between the Company and the Partners.
             (5)10.16    License Agreement, dated June 7, 1989, between the Company and CSL Company.
             (8)10.17    Stock Purchase Agreement between the Company and Engineering Technologies,
                         Inc.
             (3)10.18    Agreement dated April 17, 1992 between the Company and The Riggs National Bank of Washington, D.C. regarding Employee Stock Loan Program.

                                                                                                           SEQUENTIAL PAGE
           EXHIBIT NO.                                    DESCRIPTION                                          NUMBER
           ------------  ------------------------------------------------------------------------------  -------------------
             (3)10.19    Memorandum of Understanding, dated June 12 1992, between the Company and
                         Capitol Securities Management, Inc.
             (3)10.20    Consulting Agreement dated July 22, 1992 between the Company and Emanuel
                         Fthenakis.
             (3)10.21    Employment Agreement between George Sebestyen and Engineering Technologies,
                         Incorporated.
             (9)10.22    Stock Purchase Agreement between the Company and International Microspace,
                         Inc.
             (2)10.23    Financing and Security Agreement between the Company and First Union
                         Commercial Corporation.
             (2)10.24    Note Purchase Agreement.
*               23.1     Consent of Willkie Farr & Gallagher (included in Exhibit 5.1).
*               23.2     Consent of Sherman & Howard (included in Exhibit 5.2).
+               23.3     Consent of Ernst & Young LLP.
+               24.0     Power of Attorney (included on signature page).
             (7)28.1     Share Purchase Policy of the Company adopted by the Board of Directors on
                         November 15, 1991.
             (7)28.2     Letter, dated November 15, 1991, to the Company from Legg Mason Wood Walker,
                         Inc.
             (3)28.2.1   Letter and report dated March 23, 1994 to the Company from Legg Mason Wood
                         Walker, Inc.
             (1)28.2.2   Letter and report dated February 27, 1995 to the Company from Legg Mason Wood
                         Walker, Inc.
             (7)28.3     Letter, dated March 22, 1991, to the Company from Legg Mason Wood Walker,
                         Inc., concerning the appraisal of the Common Stock.
             (7)28.4     Letter, dated October 20, 1991 to the Company from First National Bank of
                         Maryland, concerning the Loan Purchase Policy.
             (5)28.5     Letter, dated February 21, 1992, to the Company from Legg Mason Wood Walker,
                         Inc., concerning the approval of Common Stock.

- ------------------------

*   To be filed by amendment

+  Filed herewith

(1) Incorporated by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form S-1 (File No. 33-44510) filed with the Commission on May 12, 1995.

(2) Incorporated by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form S-1 (File No. 33-44510) filed with the Commission on March 30, 1994.

(3) Incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (File No. 33-44510) filed with the Commission on August 20, 1992.

(4) Incorporated by reference to Amendment No. 3 to the Registration Statement on Form S-1 (File No. 33-44510) filed with the Commission on March 23 ,1992.

(5) Incorporated by reference to Amendment No. 2 to the Registration Statement on Form S-1 (File No. 33-44510) filed with the Commission on February 28, 1992.

(6) Incorporated by reference to Amendment No. 1 to the Registration Statement on Form S-1 (File No. 33-44510) filed with the Commission on February 13, 1992.

(7) Incorporated by reference to the Registration Statement on Form S-1 (File No. 33-44510) filed with the Commission on December 12, 1991.

(8) Incorporated by reference to the Current Report on Form 8-K filed with the Commission on July 20, 1992.

(9) Incorporated by reference to the Current Report on Form 8-K filed with the Commission on September 14, 1993.